As filed with the Securities and Exchange Commission on August 28, 2006
Registration No. 333-[          ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CITIZENS BANKING CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	6021	38-2378932
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

328 South Saginaw Street, Flint, Michigan 48502
(810) 766-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas W. Gallagher, Esq.
General Counsel and Secretary
328 South Saginaw Street, Flint, Michigan 48502
(810) 766-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Wasserman, Esq. and Nicholas G. Demmo, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000 Facsimile: (212) 403-2000	Dennis J. Block, Esq. William P. Mills III, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 Telephone: (212) 504-6000 Facsimile: (212) 504-6666

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effectiveness of this Registration Statement and the effective time of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate Offering	Registration
Securities to be Registered	to be Registered(1)	Price per Share	Price(2)	Fee(2)
Common Stock, without par value(3)	39,990,000	N/A	$995,904,819	$106,562.00

(1)	The maximum number of shares of Citizens Banking Corporation common stock estimated to be issuable upon the completion of the Citizens/Republic merger described herein. This number is based on the number of shares of Republic Bancorp Inc. common stock estimated to be outstanding, or reserved for issuance under various plans, as of immediately prior to completion of the merger, and the exchange of each share of Republic common stock and share of Republic common stock reserved for issuance under various plans for cash and shares of Citizens common stock pursuant to the formula set forth in the Agreement and Plan of Merger, dated as of June 26, 2006, by and between Citizens and Republic, assuming the ten-day average closing price of Citizens common stock was $25.31, which was the average of the closing prices of Citizens common stock for the ten trading days beginning August 11, 2006 and ending August 24, 2006.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1), 457(f)(3) and 457(c) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of Republic common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (A) the product of (1) $12.95, the average of the high and low prices per shares of Republic common stock on August 24, 2006, as quoted on The Nasdaq Global Select Market, multiplied by (2) 76,903,847, the maximum number of shares of Republic common stock which may be exchanged in the merger, less (B) the amount of cash paid by the Registrant in exchange for shares of Republic common stock (which equals $154,850,330).
(3)	Including related preferred stock purchase rights pursuant to Citizens’ Rights Agreement dated May 23, 2000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED AUGUST 28, 2006

[CITIZENS LOGO]	[REPUBLIC LOGO]

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

We are pleased to report that the boards of directors of Citizens Banking Corporation and Republic Bancorp Inc. have each unanimously approved a merger involving our two companies. Before we can complete the merger, we must obtain the approval of the shareholders of both Citizens and Republic. We are sending you this document to ask you to vote in favor of the approval and adoption of the merger agreement and the issuance of Citizens common stock in the merger.

In the merger, Republic will merge with and into Citizens, and Republic shareholders will be entitled to elect to receive their merger consideration in the form of Citizens common stock, cash or a combination of both. Subject to the election and adjustment procedures described in this document, Republic shareholders will be entitled to receive, in exchange for each share of Republic common stock they hold at the time of the merger, consideration with a value equal to the sum of (i) 0.4378 multiplied by the average closing price of Citizens common stock on The Nasdaq Global Select Market (“Nasdaq”) during the ten trading days ending the day before the completion of the merger and (ii) $2.08.

The value of the merger consideration will fluctuate with the market price of Citizens common stock. As explained in more detail in this document, whether a Republic shareholder makes a cash election, a stock election or no election, the value of the consideration that such Republic shareholder will receive as of the completion date will be substantially the same based on the average pre-closing Citizens trading price.

As an example, based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on [          ], 2006, each share of Republic common stock would be converted into the right to receive either approximately $[     ] in cash or approximately 0.[          ] shares of Citizens common stock, having a market value based on that average price of approximately $[     ]. As an additional example, if the average closing price of Citizens common stock on Nasdaq for the ten trading days ending the day before the completion of the merger is $26.92, which was the average closing price for Citizens common stock for the ten trading days ending on June 26, 2006, the last trading day prior to the day the merger agreement was announced, each share of Republic common stock would be converted into the right to receive approximately $13.87 in cash or approximately 0.5152 of a share of Citizens common stock. A chart showing the cash and stock merger consideration at various hypothetical closing prices of Citizens common stock is provided on page [  ] of this document.

The market prices of both Citizens common stock and Republic common stock will fluctuate before the merger. You should obtain current stock price quotations for Citizens common stock and Republic common stock. Citizens common stock trades on Nasdaq under the symbol “CBCF” and Republic common stock trades on Nasdaq under the symbol “RBNC.”

Your vote is important. We cannot complete the merger of Citizens and Republic unless the Citizens shareholders approve the issuance of common stock in the merger and Republic shareholders approve and adopt the merger agreement. Republic shareholders’ failure to vote will have the same effect as voting against the merger. The places, dates and times of the shareholder meetings are as follows:

For Citizens shareholders:	For Republic shareholders:
[Insert Citizens Meeting Information] The Citizens board of directors unanimously recommends that Citizens shareholders vote FOR issuance of common stock in connection with the merger agreement	[Insert Republic Meeting Information] The Republic board of directors unanimously recommends that Republic shareholders vote FOR approval and adoption of the merger agreement

This document gives you detailed information about the shareholder meetings and the proposed merger. We urge you to read this document carefully, including “Risk Factors” beginning on page 17 for a discussion of the risks relating to the merger. You also can obtain information about Citizens and Republic from documents that each company has filed with the Securities and Exchange Commission. Whether or not you plan to attend your shareholder meeting, to ensure your shares are represented at the meeting, please vote as soon as possible by either completing and submitting the enclosed proxy card or by using the telephone or Internet voting procedures described on your proxy card.

William R. Hartman Chairman, President and Chief Executive Officer Citizens Banking Corporation	Jerry D. Campbell Chairman of the Board Republic Bancorp Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Citizens under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated [          ], 2006, and is being first mailed to Citizens shareholders and Republic shareholders on or about [          ], 2006.

[CITIZENS LOGO]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [          ], 2006

To the Shareholders of Citizens Banking Corporation:

We will hold a special meeting of Citizens shareholders on [          ], 2006, at [          ], local time, at [          ] for the following purposes:

1. To consider and vote upon a proposal to issue common stock in connection with the Agreement and Plan of Merger, dated as of June 26, 2006, between Citizens Banking Corporation and Republic Bancorp Inc., as it may be amended from time to time, pursuant to which Republic will merge with and into Citizens;

2. To vote upon an adjournment or postponement of the Citizens special meeting, if necessary, to solicit additional proxies; and

3. To transact such other business as may properly be brought before the Citizens special meeting and any adjournments or postponements of the Citizens special meeting.

Only holders of record of Citizens common stock at the close of business on [          ], 2006 are entitled to notice of, and to vote at, the Citizens special meeting or any adjournments or postponements of the Citizens special meeting. To ensure your representation at the Citizens special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the Citizens special meeting.

The board of directors of Citizens unanimously recommends that Citizens shareholders vote “FOR” the proposal to issue common stock in connection with the merger agreement.

By Order of the Board of Directors,

Thomas W. Gallagher
General Counsel and Secretary

Flint, Michigan
[          ], 2006

[REPUBLIC LOGO]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON [          ], 2006

To the Shareholders of Republic Bancorp Inc.:

We will hold a special meeting of Republic shareholders on [          ], 2006, at [          ], local time, at [          ] for the following purposes:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 26, 2006, between Citizens Banking Corporation and Republic Bancorp Inc., as it may be amended from time to time, pursuant to which Republic will merge with and into Citizens;

2. To vote upon an adjournment or postponement of the Republic special meeting, if necessary, to solicit additional proxies; and

3. To transact such other business as may properly be brought before the Republic special meeting and any adjournments or postponements of the Republic special meeting.

Only holders of record of Republic common stock at the close of business on [          ], 2006 are entitled to notice of, and to vote at, the Republic special meeting or any adjournments or postponements of the Republic special meeting. To ensure your representation at the Republic special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. Your proxy may be revoked at any time before it is voted. Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the Republic special meeting.

The board of directors of Republic unanimously recommends that Republic shareholders vote “FOR” the proposal to approve and adopt the merger agreement.

By Order of the Board of Directors,

Thomas F. Menacher
Corporate Secretary

Ann Arbor, Michigan
[          ], 2006

ADDITIONAL INFORMATION

This document incorporates important business and financial information about Citizens Banking Corporation and Republic Bancorp Inc. from documents filed with the Securities and Exchange Commission, which in this document we refer to as the “SEC,” that are not included in or delivered with this document.

Citizens will provide you with copies of this information relating to Citizens, without charge, upon written or oral request to:

Georgeson, Inc.	Citizens Banking Corporation
17 State Street New York, NY 10004 Telephone (toll-free): (866) 296-7394 Telephone (banks/brokers): (212) 440-9800	328 South Saginaw Street Flint, Michigan 48502 Attention: Kathleen O. Miller Telephone: (810) 257-2506

Republic will provide you with copies of this information relating to Republic, without charge, upon written or oral request to:

The Altman Group	Republic Bancorp Inc.
1200 Wall Street West 3rd Floor Lyndhurst, NY 07071 Telephone (toll free): (800) 499-6260 Telephone (banks/brokers): (800) 499-7300	1070 East Main Street Owosso, Michigan 48867 Attention: Kristine D. Brenner Telephone: (989) 725-7337

In order to receive timely delivery of the documents in advance of your shareholder meeting, you must request the information no later than [          ], 2006.

You may also obtain these documents at the SEC’s website, www.sec.gov, and you may obtain certain of these documents at Citizens’ website, www.citizensonline.com, by selecting “Investor Relations” and then selecting “SEC Filings,” and at Republic’s website, www.republicbancorp.com, by selecting “Investor Relations” and then selecting “SEC Filings.” Information contained on the Citizens and Republic websites is expressly not incorporated by reference into this document.

You should rely only on the information contained in or incorporated by reference into this document to vote on the proposals to Citizens’ and Republic’s shareholders in connection with the merger, as the case may be. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [          ], 2006. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Citizens shareholders or Republic shareholders nor the issuance by Citizens of common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding Citizens has been provided by Citizens and information contained in this document regarding Republic has been provided by Republic.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What matters will be considered at the shareholder meetings?

A:	At the Citizens special meeting, Citizens shareholders will be asked to vote in favor of approving the issuance of Citizens common stock contemplated by the merger agreement. At the Republic special meeting, Republic shareholders will be asked to vote in favor of approving and adopting the merger agreement.

Q:	Why is my vote important?

A:	The merger agreement must be approved and adopted by the holders of a majority of the outstanding shares of Republic common stock. Accordingly, if a Republic shareholder fails to vote, or if a Republic shareholder abstains, that will have the same effect as a vote against approval and adoption of the merger agreement. The issuance of common stock in connection with the merger agreement must be approved by the holders of a majority of the shares of Citizens common stock voted at the special meeting. Accordingly, abstentions and failures to vote will not be treated as votes cast at the Citizens special meeting and therefore will have no effect on determining the outcome of the proposals.

Q:	What do I need to do now in order to vote?

A:	After you have carefully read this document, please respond as soon as possible so that your shares will be represented and voted at the Citizens special meeting or the Republic special meeting, as applicable, by:

•	completing, signing and dating your proxy card or voting instruction card and returning it in the postage-paid envelope; or

•	by submitting your proxy or voting instruction by telephone or through the Internet.

Q:	When and where are the shareholder meetings?

A:	The Citizens special meeting will take place at [ ] on [ ], 2006. The location of the Citizens special meeting is [ ].

The Republic special meeting will take place at [ ] on [ ], 2006. The location of the Republic special meeting is [ ].

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger of Citizens and Republic that are discussed in this document and in other documents incorporated by reference in this document. Please read with particular care the detailed description of the risks associated with the merger on pages [ ] through [ ] and in the Citizens and Republic SEC filings referred to on page [ ].

Q:	When do you currently expect to complete the merger?

A:	In the fourth quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Citizens shareholders and Republic shareholders at the shareholder meetings and the necessary regulatory approvals.

Q:	If I am a Republic shareholder, when must I elect the type of merger consideration that I prefer to receive?

A:	Republic shareholders who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the form of election provided with this document. Republic shareholders will need to sign, date and complete the election form and transmittal materials provided with this document and return them to the exchange agent, American Stock Transfer & Trust Company, at the address given in the materials, together with the certificates representing shares of Republic common stock prior to the election deadline. The election deadline will be [ ] or such other date as the parties agree. If a Republic shareholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, such shareholder will have no control over the type of merger consideration such shareholder may receive, and, consequently, may receive only cash, only Citizens common stock or a combination of cash and Citizens common stock in the merger. If you are a Republic shareholder who holds shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am a Republic shareholder, should I send in my Republic stock certificates with my proxy card?

A:	No. Please DO NOT send your Republic stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the form of election provided with this document regarding the surrender of your share certificates. You should then, prior to the election deadline, send your Republic common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	How do I vote my shares if my shares are held in “street name”?

A:	You should contact your broker or bank. Your broker or bank can give you directions on how to instruct the broker or bank to vote your shares. Your broker or bank will not vote your shares unless the broker or bank receives appropriate instructions from you. For Republic shareholders, your failure to vote will have the same effect as a vote “AGAINST” approval and adoption of the merger agreement. You should therefore provide your broker or bank with instructions as to how to vote your shares.

Q:	If I hold shares of Citizens common stock through my Citizens 401(k) plan, will I be allowed to vote these shares on the merger?

A:	Yes. If you participate in the Citizens Amended and Restated Section 401(k) Plan, you may vote the number of Citizens shares in your account on the record date. You may vote by following the instructions that are being provided to Citizens shareholders separately. The trustee will vote your shares in accordance with your duly executed instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to Citizens shareholders. If you do not send instructions, the trustee will have discretion to vote the shares credited to your account.

Q:	If I hold shares of Citizens common stock through a Citizens deferred compensation plan, will I be allowed to vote these shares on the merger?

A:	No. If you participate in the Citizens Banking Corporation Directors Deferred Compensation Plan or the Citizens Banking Corporation Deferred Compensation Plan for Executives (the “Citizens Deferred Compensation Plans”), you will not be entitled to vote any shares of Citizens common stock held for your benefit under those plans. Citizens may, in its discretion, vote any Citizens shares held under the Citizens Deferred Compensation Plans.

Q:	If I hold shares of Republic common stock through my Republic Tax Deferral Savings Plan, will I be allowed to vote these shares on the merger?

A:	Yes. If you participate in the Republic Tax Deferral Savings Plan, you may vote the number of Republic shares in your account on the record date. You may vote by following the instructions that are being provided to Republic shareholders separately. The trustee will vote your shares in accordance with your duly executed instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to Republic shareholders. If you do not send instructions, the trustee will vote the shares credited to your account as directed by the administrative committee under the plan.

Q:	What if I want to change my vote after I have delivered my proxy card?

A:	You may change your vote at any time before your proxy is voted at the shareholder meeting. If you are the record holder of your shares, you can do this in any of the three following ways:

•	by sending a written revocation to the secretary of Citizens or Republic, as appropriate, in time to be received before the appropriate meeting of shareholders stating that you would like to revoke your proxy;

•	by properly completing another proxy card (whether by mail, telephone or Internet) that is dated later than the original proxy and returning it in time to be received before the appropriate meeting of shareholders; or

•	by voting in person at the appropriate meeting of shareholders if your shares of Citizens common stock or Republic common stock are registered in your name rather than in the name of a broker or bank.

If you hold your shares in “street name,” you should contact your broker or bank to give it instructions to change your vote.

Q:	Who can I call with questions about the shareholder meetings or the merger?

A:	If you are a Citizens shareholder and you have questions about the merger or the Citizens special meeting of shareholders or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

Georgeson, Inc.	Citizens Banking Corporation
17 State Street New York, NY 10004 Telephone (toll-free): (866) 296-7394 Telephone (banks/brokers): (212) 440-9800	328 South Saginaw Street Flint, Michigan 48502 Attention: Kathleen O. Miller Telephone: (810) 257-2506

If you are a Republic shareholder and you have questions about the merger or the Republic special meeting of shareholders or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

The Altman Group	Republic Bancorp Inc.
1200 Wall Street West 3rd Floor Lyndhurst, NY 07071 Telephone (toll free): (800) 499-6260 Telephone (banks/brokers): (800) 499-7300	1070 East Main Street Owosso, Michigan 48867 Attention: Kristine D. Brenner Telephone: (989) 725-7337

Q:	Where can I find more information about the companies?

A:	You can find more information about Citizens and Republic from the various sources described under “Where You Can Find More Information.”

Q:	Am I entitled to exercise dissenters’ rights in connection with the merger?

A:	No. Under Michigan law, neither Citizens nor Republic shareholders will be entitled to exercise dissenters’ rights in connection with the merger.

Q:	Will Citizens shareholders receive any shares as a result of the merger?

A:	No. Citizens shareholders will continue to hold the Citizens shares they currently own.

v

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers to fully understand the merger. See “Where You Can Find More Information” on page [  ]. Most items in this summary include a page reference directing you to a more complete description of those items.

THE COMPANIES (see page [  ])

Citizens Banking Corporation
328 South Saginaw Street
Flint, Michigan 48502
(810) 766-7500

Citizens is a diversified financial services holding company providing a full range of commercial, consumer, mortgage banking, trust and financial planning services to a broad client base. As of June 30, 2006 Citizens operates 182 branch, private banking, and financial center locations and 193 ATMs throughout Michigan, Wisconsin, and Iowa.

Republic Bancorp Inc.
1070 East Main Street
Owosso, Michigan 48867
(989) 725-7337

Republic is a bank holding company. Republic provides commercial, retail and mortgage banking products and services and as of June 30, 2006 operates 91 offices and 90 ATMs in 7 market areas in Michigan, Ohio and Indiana.

THE MERGER (see page [  ])

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this document. Please carefully read the merger agreement as it is the legal document that governs the merger.

Republic Will Merge into Citizens

We propose a merger of Republic with and into Citizens. As a result, Citizens will continue as the surviving company and it is anticipated that the combined company will be operated under the name Citizens Republic Bancorp.

Republic Shareholders Will Receive Cash and/or Shares of Citizens Common Stock in the Merger depending on their Election and any Proration (see pages [  ]-[  ])

Republic shareholders will have the right to elect to receive merger consideration for each of their shares of Republic common stock in the form of cash or shares of Citizens common stock, subject to proration in the circumstances described below. In the event of proration, a Republic shareholder may receive a portion of the merger consideration in a form other than that which such shareholder elected.

The value of the merger consideration will fluctuate with the market price of Citizens common stock and will be determined based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending the day before the completion of the merger. As explained in more detail in this document, whether a Republic shareholder makes a cash election or a stock election, the value of the consideration such shareholder receives as of the date of completion of the merger will be substantially the same based on that average Citizens closing price. A Republic shareholder may specify different elections with respect to different shares that such shareholder holds (if, for example, a Republic shareholder owns 100 shares of Republic common stock, that shareholder could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on [          ], 2006, for each share of Republic common stock held, a Republic shareholder would receive either approximately $[     ] in cash or 0.[     ] of a share of Citizens common stock, subject to possible proration. We will compute the actual amount of cash and number of shares of Citizens common stock that each Republic shareholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement — Consideration To Be Received in the Merger” beginning on page [  ].

Set forth below is a table showing the consideration that a Republic shareholder would receive in a cash election, on the one hand, or in a stock election, on the other hand, under the merger consideration formula if the actual average closing price of Citizens common stock on Nasdaq for the ten trading days ending the day before the completion of the merger were equal to the hypothetical range contained in the table. The table does not reflect the fact that cash will be paid instead of fractional shares. As described below, regardless of whether a Republic shareholder makes a cash election or a stock election, that Republic shareholder may nevertheless receive a mix of cash and stock.

Citizens Common Stock	Republic Common Stock
Hypothetical Ten-Day	Cash Election:	OR	Stock Election: Stock Consideration per Share
Average of the	Cash Consideration		Shares of Citizens	Market
Closing Prices	per Share		Common Stock	Value (*)

35.00	17.40		0.4971	17.40
34.00	16.97		0.4991	16.97
33.00	16.53		0.5009	16.53
32.00	16.09		0.5028	16.09
31.00	15.65		0.5048	15.65
30.00	15.21		0.5070	15.21
29.00	14.78		0.5097	14.78
28.00	14.34		0.5121	14.34
27.00	13.90		0.5148	13.90
26.00	13.46		0.5177	13.46
25.00	13.03		0.5212	13.03
24.00	12.59		0.5246	12.59
23.00	12.15		0.5283	12.15
22.00	11.71		0.5323	11.71
21.00	11.27		0.5367	11.27
20.00	10.84		0.5420	10.84

(*)	Market value based on hypothetical ten-day average closing price on Nasdaq of Citizens common stock.

The examples above are illustrative only. The value of the merger consideration that a Republic shareholder actually receives will be based on the actual average closing price of Citizens common stock on Nasdaq for the ten trading days ending the day before the completion of the merger, as described below. The actual average closing price may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of Republic common stock may not be shown in the above table.

Regardless of Whether Republic Shareholders Make a Cash Election or a Stock Election, Republic Shareholders May Nevertheless Receive a Mix of Cash and Stock (see pages [  ]-[  ])

The aggregate number of shares of Citizens common stock that will be issued in the merger is approximately [     ] million, based on the number of shares of Republic common stock outstanding on [          ], 2006, and the aggregate amount of cash that will be paid in the merger is fixed at $154,850,330. As a result, if more Republic shareholders make valid elections to receive either Citizens common stock or cash than is available as merger consideration under the merger agreement, those Republic shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

If shares of Republic common stock are issued upon the exercise of outstanding Republic stock options or warrants or as otherwise permitted by the merger agreement, the aggregate number of shares of Citizens common stock to be issued as consideration in the merger will be increased accordingly. The aggregate amount of cash consideration payable as merger consideration will always remain fixed at $154,850,330.

What Holders of Republic Stock Options and Other Equity-Based Awards Will Receive (see page [  ])

When we complete the merger, stock options to acquire Republic common stock that are outstanding immediately before the completion of the merger will become options to acquire shares of Citizens common stock. The number of shares of Citizens common stock subject to such stock options, and the exercise price of the Republic stock options, will be adjusted to reflect the exchange ratio.

Each Republic restricted share outstanding immediately before completing the merger will be converted (to the extent they do not vest and become free of restrictions upon completion of the merger, in which case they will be converted into the right to receive the merger consideration) into a restricted stock right with respect to Citizens common stock upon the completion of the merger. The number of shares of Citizens common stock subject to such Citizens restricted stock will be adjusted to reflect the exchange ratio.

Upon completion of the merger, warrants to acquire Republic common stock that are outstanding immediately before the completion of the merger will become warrants to acquire shares of Citizens common stock. The number of shares of Citizens common stock subject to such warrants, and the exercise price of the Republic warrants, will be adjusted to reflect the exchange ratio.

In Order To Make a Valid Election, Republic Shareholders Must Properly Complete and Deliver the Form of Election Provided with this Document (see pages [  ]-[  ])

Republic shareholders who wish to elect the type of merger consideration they prefer to receive in the merger should carefully review and follow the instructions set forth in the form of election provided with this document. Republic shareholders will need to sign, date and complete the election form and transmittal materials provided with this document and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of Republic common stock (or a properly completed notice of guaranteed delivery) prior to the election deadline. The form of election also includes delivery instructions for shares held in book-entry form. Republic shareholders should NOT send their stock certificates with their proxy card.

The election deadline will be [          ] or such other date as the parties agree. If a Republic shareholder does not submit a properly completed and signed form of election to the exchange agent by the election deadline, such shareholder will have no control over the type of merger consideration such shareholder may receive, and, consequently, may receive only cash, only Citizens common stock or a combination of cash and Citizens common stock in the merger. If you are a Republic shareholder who holds shares in “street name,” you will have to follow your broker’s instructions to make an election.

Once Republic shareholders have tendered their Republic stock certificates to the exchange agent, they may not transfer their shares of Republic common stock represented by those stock certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, stock certificates will be returned by the exchange agent.

If registered Republic shareholders fail to submit a properly completed form of election, together with their Republic stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, they will be deemed not to have made an election. As non-electing holders, they will be paid merger consideration in an amount per share that is equivalent in value to the amount paid per share to holders making elections, but they may be paid all in cash, all in Citizens common stock, or in part cash and in part Citizens common stock, depending on the remaining pool of cash and Citizens common stock available for paying merger consideration after honoring the cash elections and stock elections that other shareholders have made, and without regard to their preference.

Dividend Policy of Citizens; Anticipated Citizens Share Repurchase; Dividends from Republic (see page [  ])

The holders of Citizens common stock receive dividends if and when declared by the Citizens board of directors out of legally available funds. Citizens declared quarterly cash dividends of $0.285 per share of common stock for each quarter in 2005 and the first quarter of 2006. Citizens declared quarterly cash dividends of $0.29 per share of common stock for the second and third quarters of 2006. Following the completion of the merger, Citizens expects to continue paying quarterly cash dividends on a basis consistent with past practice. However, the declaration and payment of dividends will depend upon business conditions, operating results, capital and reserve requirements and consideration by the Citizens board of directors of other relevant factors.

Prior to completion of the merger, Republic shareholders will continue to receive any regular quarterly dividends declared and paid by Republic. See “The Merger Agreement — Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration — Dividends and Distributions.”

Source of Funds

Citizens’ obligation to complete the merger is not conditioned upon Citizens obtaining financing. Citizens anticipates that $154,850,330 will be required to pay the aggregate cash merger consideration to Republic shareholders. Citizens intends to finance the cash component of the transaction through internal cash resources and additional capital raising transactions.

Citizens’ Financial Advisor Has Delivered to Citizens’ Board of Directors an Opinion as to the Fairness, from a Financial Point of View, to Citizens of the Consideration to be Paid by Citizens in the Merger (see pages [  ])

UBS Securities LLC, or “UBS,” has delivered to the Citizens board of directors an opinion, dated June 26, 2006, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration to be paid by Citizens was fair, from a financial point of view, to Citizens. We have attached the full text of UBS’ opinion to this document as Annex B, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS in connection with its opinion. We encourage you to read the opinion carefully in its entirety. UBS’ opinion was provided to Citizens’ board of directors in its evaluation of the merger consideration from a financial point of view, does not address any other aspect of the merger and does not constitute a recommendation to any shareholder as to how to vote or act with respect to the merger.

Republic’s Financial Advisor Has Delivered to Republic’s Board of Directors an Opinion as to the Fairness of the Merger Consideration, from a Financial Point of View, to Republic’s Shareholders (see pages [  ])

Goldman, Sachs & Co., or “Goldman Sachs,” has delivered to the Republic board of directors an opinion, dated June 26, 2006, to the effect that, as of that date and based upon and subject to the considerations described in its opinion and other matters as Goldman Sachs considered relevant, the consideration to be received by the holders of Republic common stock in the merger, taken in the aggregate, was fair, from a financial point of view, to such shareholders. We have attached the full text of Goldman Sachs’ opinion to this document as Annex C, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with its opinion. We encourage you to read the opinion in its entirety. The opinion of Goldman Sachs is addressed to the board of directors of Republic and is among many factors considered by the board in deciding to approve the merger agreement. The opinion is directed only to the consideration to be received in the merger and does not constitute a recommendation to any shareholder as to how that shareholder should vote on the merger agreement.

Citizens’ Board of Directors Recommends that Citizens Shareholders Vote “FOR” the Issuance of Citizens Common Stock in Connection with the Merger Agreement (see page [  ])

Citizens’ board of directors has unanimously determined that the merger and the merger agreement are advisable to, and in the best interests of, Citizens shareholders and unanimously recommends that Citizens shareholders vote FOR the proposal to approve the issuance of Citizens common stock as contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, Citizens’ board of directors consulted with certain of its senior management and with its legal and financial advisors and also considered the factors described under “The Merger — Citizens’ Reasons for the Merger; Recommendation of Citizens’ Board of Directors.”

Republic’s Board of Directors Recommends that Republic Shareholders Vote “FOR” Approval and Adoption of the Merger Agreement (see page [  ])

Republic’s board of directors has unanimously determined that the merger and the merger agreement are advisable to, and in the best interests of, Republic shareholders and unanimously recommends that Republic shareholders vote FOR the proposal to approve and adopt the merger agreement.

In reaching its decision to approve the merger agreement, Republic’s board of directors consulted with certain of its senior management and with its legal and financial advisors and also considered the factors described under “The Merger — Republic’s Reasons for the Merger; Recommendation of Republic’s Board of Directors.”

Interests of Citizens Executive Officers and Directors in the Merger (see pages [  ]-[  ])

Citizens’ executive officers, including William R. Hartman, who is also a director of Citizens, have interests in the merger that are in addition to, or different from, the interests of Citizens stockholders generally. The executive officers of Citizens have existing change-in-control agreements with Citizens that provide for severance benefits in connection with certain terminations of employment in the three months prior to or the two years following a change in control of Citizens. However, pursuant to an employment agreement that Citizens entered into with Mr. Hartman in connection with the merger (which is more fully described on pages [  ]-[  ] and will supersede Mr. Hartman’s existing employment agreement with Citizens), Mr. Hartman has waived his rights under his change in control agreement in connection with the merger with Republic. Under the new agreement, Mr. Hartman will serve as the Chief Executive Officer of Citizens from the effective date of the merger until December 31, 2010 and as Executive Chairman of Citizens from January 1, 2011 to December 31, 2012. Mr. Hartman will also continue as a member of the Citizens board of directors and will serve as the Chairman of the board beginning on the first anniversary of the completion of the merger. Citizens has also entered into retention agreements with four of its executive officers (which are more fully described on pages [  ]-[  ]), pursuant to which the executive officers are entitled to certain benefits, including retention bonuses, which will be paid on December 31, 2008, subject to an executive’s continued employment with Citizens through that date. Pursuant to these retention agreements, the executive officers have agreed that the merger with Republic will not constitute a change in control under their existing change in control agreements with Citizens. In addition, under the terms of Citizens’ equity compensation plans and award agreements, stock options and restricted shares granted to the executive officers prior to the date on which the merger agreement was entered into will become fully vested and free of restrictions in connection with the completion of the merger.

The Citizens board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

Interests of Republic Executive Officers and Directors in the Merger (see pages [  ]-[  ])

Jerry D. Campbell, Dana M. Cluckey, Barry J. Eckhold, Thomas F. Menacher and Debra A. Hanses (each a director and/or an executive officer) have interests in the merger that are in addition to, or different from, the interests of Republic Shareholders generally.

Messrs. Campbell, Cluckey, Eckhold and Menacher each has a change in control agreement with Republic that provides severance benefits if the executive officer’s employment is terminated within either the six months preceding a change of control or the two years following a change of control by Republic without “cause” (as defined in the agreement) or by the executive officer with “good reason” (as defined in the agreement).

Also, in connection with the signing of the merger agreement, Citizens has entered into employment agreements with Mr. Cluckey and Mr. Campbell and letter agreements with Mr. Menacher, and Ms. Hanses, all of which are more fully described on pages [  ]-[  ]. Upon completion of the merger, these agreements will supersede the officers’ existing agreements with Republic. Under his new agreement, Mr. Cluckey will serve as President and Chief Operating Officer of Citizens from the effective date of the merger until December 31, 2010 and as President and Chief Executive Officer of Citizens from January 1, 2011 to December 31, 2011. Mr. Cluckey will also be a member of the Citizens board of directors. Under his new agreement, Mr. Campbell will serve as an employee of Citizens, member of Citizens’ board of directors, the non-executive Chairman of the Citizens board of directors until the first anniversary of the date on which the merger is consummated and, if he chooses, Chairman of the board of directors of CR Wealth Management N.A. (currently named Citizens Bank Wealth Management, N.A.) throughout the term.

In addition, consistent with the terms of outstanding Republic equity award agreements, restricted shares granted to the executive officers prior to the date on which the merger agreement was entered into will become fully vested and free of restrictions in connection with the completion of the merger.

The Citizens and Republic boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement.

Board of Directors after the Merger (see page [  ])

Upon completion of the merger, Citizens will cause its board of directors to consist of sixteen directors, nine of whom will be current directors of Citizens or their nominees and seven of whom will be current Republic directors or their nominees. Messrs. Hartman, Campbell and Cluckey will be among the surviving corporation’s directors. At the Citizens’ 2008 annual shareholders’ meeting eight Citizens-designated directors and six Republic-designated directors will be elected, and at the Citizens’ 2009 annual shareholders’ meeting seven Citizens-designated directors and five Republic-designated directors will be elected. The board arrangements are described under “The Merger Agreement — Board of Directors of the Surviving Corporation; Bylaw Amendment.”

Non-Solicitation (see pages [  ]-[  ])

Each party has agreed that it will not solicit or encourage any inquiries or proposals regarding any acquisition proposals by third parties. However, each party may respond to unsolicited proposals in certain circumstances if required by its board of directors’ fiduciary duties. Upon receiving any such proposal, the party receiving the proposal must promptly notify the other.

Conditions to Completion of the Merger (see pages [  ]-[  ])

Each of Citizens’ and Republic’s obligations to complete the merger is subject to the satisfaction or waiver of a number of mutual conditions including:

•	the approval and adoption of the merger agreement by Republic shareholders;

•	the approval of the issuance of Citizens common stock in connection with the merger by Citizens shareholders; and

•	the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of Citizens’ and Republic’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by the party of a legal opinion from its counsel to the effect that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•	the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

•	the other company’s representations and warranties in the merger agreement being true and correct, subject to the materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

Citizens’ obligation to complete the merger is further subject to the condition that the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Republic or Citizens, with materiality being measured on a scale relative to Republic.

Termination of the Merger Agreement (see page [  ])

Citizens and Republic may mutually agree at any time to terminate the merger agreement without completing the merger, even if shareholders have approved the merger. Also, either of Citizens or Republic can terminate the merger agreement in various circumstances, including the following:

•	if a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non-appealable;

•	if the merger is not completed by June 26, 2007 (other than because of a breach of the merger agreement caused by the party seeking termination);

•	if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach);

•	if the other party has materially breached its “non-solicitation” obligations described under “The Merger Agreement — No Solicitation of Alternative Transactions”;

•	if the other party’s board has failed to recommend in the joint proxy statement the approval of the merger agreement or the issuance of common stock, as applicable by its shareholders, recommended any alternative transaction proposals with third parties or failed to call a meeting of its shareholders; or

•	if the approval of the Citizens shareholders of the issuance of common stock or approval and adoption of the merger agreement by Republic shareholders is not obtained.

Republic may also terminate the merger agreement if the value of the aggregate consideration to be paid by Citizens declines by more than 15% and the five-day average closing price of Citizens common stock underperforms a peer-group index by more than 17.65%.

Dissenters’ Rights (see pages [  ])

Under Michigan law, Republic shareholders are not entitled to appraisal rights in connection with the merger because Republic common stock is designated as a national market system security on an interdealer quotation system by the national association of securities dealers.

Citizens Will Hold its Special Meeting on [          ], 2006 (see page [  ])

The Citizens special meeting will be held at [          ], on [          ] at [          ] a.m., local time. At the special meeting, Citizens shareholders will be asked:

•	to approve the issuance of common stock as contemplated by the merger agreement;

•	to vote upon an adjournment or postponement of the Citizens special meeting, if necessary, to solicit additional proxies; and

•	to transact any other business as may properly be brought before the Citizens special meeting or any adjournment or postponement of the Citizens special meeting.

You can vote at the Citizens special meeting if you owned Citizens common stock at the close of business on [          ], 2006. On that date, there were [          ] shares of Citizens common stock outstanding and entitled to vote, approximately [          ]% of which were owned and entitled to be voted by Citizens directors and executive officers and their affiliates. You can cast one vote for each share of Citizens common stock you owned on that date. In order to approve the issuance of common stock contemplated by the merger agreement, the holders of a majority of the shares of Citizens common stock voted at the special meeting must vote in favor of doing so.

Republic Will Hold its Special Meeting on [          ], 2006 (see page [  ])

The Republic special meeting will be held at [          ], on [          ] at [     ] a.m., local time. At the special meeting, Republic shareholders will be asked:

•	to approve and adopt the merger agreement;

•	to vote upon an adjournment or postponement of the Republic special meeting, if necessary, to solicit additional proxies; and

•	to transact any other business as may properly be brought before the Republic special meeting or any adjournment or postponement of the Republic special meeting.

You can vote at the Republic special meeting if you owned Republic common stock at the close of business on [          ], 2006. On that date, there were [          ] shares of Republic common stock outstanding and entitled to vote, approximately [          ]% of which were owned and entitled to be voted by Republic directors and executive officers and their affiliates. You can cast one vote for each share of Republic common stock you owned on that date. In order to approve and adopt the merger agreement, the holders of a majority of the outstanding shares of Republic common stock entitled to vote must vote in favor of doing so.

Regulatory Approvals Required for the Merger (see pages [  ])

Completion of the transactions contemplated by the merger agreement is subject to various regulatory approvals, including approval from the Federal Reserve Board.

Citizens and Republic have completed, or will complete, filing all of the required applications and notices with regulatory authorities.

Although we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will get them.

The Merger Has Been Structured to Be Generally Tax-Free to Holders of Republic Common Stock to the Extent They Receive Citizens Common Stock (see pages [  ])

The exchange by U.S. holders of Republic common stock for Citizens common stock has been structured to be generally tax free for U.S. federal income tax purposes, except that:

•	U.S. holders of Republic common stock that receive both cash and Citizens common stock generally will recognize gain, but not loss, to the extent of the cash received;

•	U.S. holders of Republic common stock that receive only cash generally will recognize gain or loss; and

•	U.S. holders of Republic common stock generally will recognize gain or loss with respect to cash received instead of fractional shares of Citizens common stock that such holders would otherwise be entitled to receive.

For further information, please refer to “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Citizens common stock trades on Nasdaq under the symbol “CBCF” and Republic common stock trades on Nasdaq under the symbol “RBNC.” The following table presents the closing sale prices of Citizens common stock and Republic common stock on June 26, 2006, the last trading day before we announced the merger agreement and [          ], 2006, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of Republic common stock on June 26, 2006 and [          ], calculated in accordance with the formula contained in the merger agreement (except using the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on those dates instead of using the average of the closing price of Citizens common stock on Nasdaq for the ten trading days ending the day before the completion of the merger).

	Citizens
	Closing
	(Average)	Republic	Equivalent per
Date	Price	Closing Price	Share Value

June 26, 2006	$27.03	$10.57	$13.91
June 26, 2006 (ten day average)	$26.92	$10.57	$13.87
[ ], 2006	$	$	$

The market prices of both Citizens common stock and Republic common stock will fluctuate prior to the merger. You should obtain current stock price quotations for Citizens common stock and Republic common stock.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Comparative Per Share Data

The table on the following page shows historical information about Citizens’ and Republic’s respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which is referred to as “pro forma” information, at or for the six months ended June 30, 2006, and for the year ended December 31, 2005. The pro forma and pro forma per equivalent share information give effect to the merger as if the merger had been effective on the date presented in the case of the book value data, and as if the merger had been effective as of January 1, 2005 in the case of the earnings per share and cash dividends data.

The pro forma data in the table assumes that the merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, Citizens will record the assets and liabilities of Republic at their estimated fair values as of the date the merger is completed. Financial statements for Citizens issued after merger completion will reflect such values and will not be restated retroactively to reflect Republic’s historical financial position or results of operations.

The information listed as “equivalent pro forma” for Republic was obtained by multiplying the pro forma amounts listed for Citizens by the equivalent 0.5182 exchange ratio calculated as of the June 30, 2006 balance sheet date. This information is presented to reflect the fact that Republic shareholders will receive the equivalent of 0.5182 shares of Citizens common stock for each share of their Republic common stock exchanged in the merger.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Republic at their respective fair values and to record certain exit costs related to Republic. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Pending more detailed analyses, additional pro forma adjustments may be made, including additional intangible assets which may be identified. Any change in the fair value of Republic’s net assets will change the amount of the purchase price allocable to goodwill. Additionally, changes to Republic’s shareholders’ equity, including dividends and net income from July 1, 2006 through the date the merger is completed, will also change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The information in the following table is based on historical information and related notes Citizens and Republic previously filed with the SEC. The reader should read all of the summary financial information provided in the following tables together with this historical financial information and related notes. The historical financial information is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where to find the historical information.

Citizens also anticipates that the merger will provide financial benefits that include increased revenue opportunities and reduced operating expenses, but these financial benefits are not reflected in the pro forma information. Accordingly, the pro forma information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during the periods presented.

Unaudited Comparative Historical and Pro Forma Per Common Share Data of
Citizens Banking Corporation and Republic Bancorp Inc.

	Six Months Ended		Year Ended
(in thousands, except per share amounts)	June 30, 2006		December 31, 2005

Citizens Banking Corporation
Basic earnings per common share
Net income
Historical	$0.98		$1.87
Pro forma combined	1.05		1.93
Diluted earnings per common share
Net income
Historical	0.97		1.85
Pro forma combined	1.04		1.91
Cash dividends declared on common stock
Historical	0.575		1.14
Pro forma combined	0	.58(1)	1.14
Book value per common share
Historical	15.15		15.28
Pro forma combined	19.90
Republic Bancorp
Basic earnings per common share
Historical	$0.44		$0.91
Equivalent pro forma	0.54		1.00
Diluted earnings per common share
Historical	0.44		0.90
Equivalent pro forma	0.54		0.99
Cash dividends declared on common stock
Historical	0.22		0.41
Equivalent pro forma	0.30		0.59
Book value per common share
Historical	5.47		5.39
Equivalent pro forma	10.31

(1)	Citizens increased the quarterly dividend to $0.29 per share in the second quarter of 2006. The current annualized dividend rate for 2006 is $1.16.

Selected Consolidated Historical Data of Citizens

The selected historical financial data in the table below for the six-month periods ended June 30, 2006 and June 30, 2005 were derived from Citizens’ unaudited consolidated financial statements. The data for the five years ended December 31, 2005 were derived from Citizens’ audited consolidated financial statements. The information is based on historical information and related notes Citizens previously filed with the SEC. The reader should read all of the summary financial information provided in the following table together with this historical financial information and related notes, which is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where to find the historical information.

	Six Months Ended
	June 30,		Years Ended December 31,
(in thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001

Consolidated Summaries of Income
Net interest income	$133,465	$137,012	$275,749	$271,698	$280,705	$294,545	$301,159
Provision for loan losses	4,139	4,396	1,109	21,609	62,008	117,331	25,232
Noninterest income before securities gains (losses)	49,254	45,564	89,435	92,971	92,952	97,569	109,724
Investment securities gains (losses)	61	43	(8,927)	(1,513)	101	2,338	5,997
Noninterest expense	121,637	121,591	243,042	260,278	228,866	253,972	244,845
Income tax provision (benefit) from continuing operations	15,341	15,987	31,581	19,590	18,375	(1,346)	42,451
Income from continuing operations	41,663	40,645	80,525	61,679	64,509	24,495	104,352
Discontinued operations (after tax)	—	—	0	14,418	1,442	543	305
Net income	$41,663	$40,645	$80,525	$76,097	$65,951	$25,038	$104,657
Per Common Share Data
Income from continuing operations
Basic	$0.98	$0.94	$1.87	$1.43	$1.49	$0.55	$2.26
Diluted	0.97	0.93	1.85	1.41	1.48	0.55	2.24
Discontinued operations
Basic	—	—	—	0.33	0.03	0.01	0.01
Diluted	—	—	—	0.33	0.03	0.01	0.01
Net income
Basic	0.98	0.94	1.87	1.76	1.52	0.56	2.27
Diluted	0.97	0.93	1.85	1.74	1.51	0.56	2.25
Cash dividends	0.575	0.57	1.14	1.14	1.14	1.13	1.085
Book value (end of period)	15.15	15.31	15.28	15.13	14.69	14.88	15.47
Market value (end of period)	24.41	30.22	27.75	34.35	32.72	24.78	32.88
Consolidated Period-End Balance Sheet Items (Continuing Operations)
Assets	$7,814,170	$7,825,937	$7,751,883	$7,706,033	$7,544,903	$7,320,958	$7,494,272
Portfolio loans	5,728,039	5,523,228	5,616,119	5,393,365	5,164,416	5,342,669	5,669,755
Deposits	5,684,569	5,200,738	5,473,839	5,299,760	5,274,082	5,740,867	5,758,953
Long-term debt	933,124	936,527	1,006,109	949,921	936,859	599,313	629,099
Shareholders’ equity	649,872	662,149	656,463	654,302	635,162	650,469	697,464

	Six Months Ended
	June 30,		Years Ended December 31,
(in thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001

Consolidated Period-End Balance Sheet Items, Including Discontinued Operations(1)
Assets	$7,814,170	$7,825,937	$7,751,883	$7,706,033	$7,711,070	$7,524,724	$7,682,899
Portfolio loans	5,728,039	5,523,228	5,616,119	5,393,365	5,247,818	5,437,795	5,777,954
Deposits	5,684,569	5,200,738	5,473,839	5,299,760	5,442,267	5,936,913	5,965,126
Long-term debt	933,124	936,527	1,006,109	949,921	936,859	599,313	629,099
Shareholders’ equity	649,872	662,149	656,463	654,302	635,162	650,469	697,464
Asset Quality
Allowance for loan losses	$114,560	$119,967	$116,400	$122,184	$121,350	$104,859	$74,355
Nonperforming assets	34,766	49,042	39,876	50,847	75,893	90,812	77,086
Net charge-offs	5,979	6,613	6,893	20,775	45,517	88,154	24,648
Allowance for loan losses to portfolio loans	2.00	2.17	2.07	2.27	2.35	1.96	1.31
Allowance for loan losses to nonperforming assets	329.52	244.62	291.90	240.30	159.90	115.47	96.46
Net charge-offs to average portfolio loans	0.22	0.25	0.13	0.40	0.89	1.61	0.42
Nonperforming assets to portfolio loans plus other repossessed assets acquired	0.61	0.89	0.71	0.94	1.47	1.70	1.36
Consolidated Percentages (Continuing Operations)
Return on average shareholders’ equity	12.91	12.58	12.33	9.64	10.21	3.54	14.86
Return on average earning assets	1.16	1.12	1.10	0.86	0.91	0.35	1.43
Return on average assets	1.10	1.06	1.04	0.81	0.86	0.33	1.35
Average shareholders’ equity/avg. assets	8.49	8.39	8.40	8.43	8.42	9.40	9.08
Net interest margin (FTE)	3.90	3.94	3.94	3.99	4.17	4.47	4.34
Tier I leverage ratio	8.21	7.85	7.98	7.84	7.45	7.18	7.79
Tier I risk-based capital ratio	9.96	10.00	9.94	9.96	9.80	9.18	9.87
Total risk-based capital ratio	13.20	13.31	13.22	13.32	13.23	10.43	11.12
Consolidated Percentages, Including Discontinued Operations(1)
Return on average shareholders’ equity	12.91	12.58	12.33	11.90	10.43	3.62	14.90
Return on average earning assets	1.16	1.12	1.10	1.05	0.91	0.35	1.39
Return on average assets	1.10	1.06	1.04	0.99	0.86	0.33	1.32
Average shareholders’ equity/avg. assets	8.49	8.39	8.40	8.32	8.22	9.14	8.85
Net interest margin (FTE)	3.90	3.94	3.94	3.99	4.15	4.45	4.32
Tier I leverage ratio	8.21	7.85	7.98	7.84	7.45	7.18	7.79
Tier I risk-based capital ratio	9.96	10.00	9.94	9.96	9.80	9.18	9.87
Total risk-based capital ratio	13.20	13.31	13.22	13.32	13.23	10.43	11.12

(1)	Citizens sold its Illinois bank subsidiary (Citizens Bank-Illinois-N.A.) in August 2004 as a cash transaction valued at $26.3 million and realized a pre-tax gain of $11.7 million on the transaction. As a result, the Illinois results of operations and financial condition are presented in a discontinued operations format for the years 2004 — 2001.

Selected Consolidated Historical Data of Republic

The selected historical financial data in the table below for the six-month periods ended June 30, 2006 and June 30, 2005 were derived from Republic’s unaudited consolidated financial statements. The data for the five years ended December 31, 2005 were derived from Republic’s audited consolidated financial statements. The information is based on historical information and related notes Republic previously filed with the SEC. The reader should read all of the summary financial information provided in the following table together with this historical financial information and related notes, which is also incorporated into this document by reference. See “Where You Can Find More Information” for a description of where to find the historical information.

	Six Months Ended
	June 30,		Years Ended December 31,
(in thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001

Consolidated Summaries of Income
Net interest income	$76,149	$77,079	$154,036	$149,850	$142,497	$141,852	$139,954
Provision for loan losses	3,150	2,900	5,800	8,500	12,000	16,000	8,700
Noninterest income before securities gains	15,170	19,197	41,519	44,858	58,589	50,168	69,959
Investment securities gains	68	727	1,785	2,461	2,190	5,859	1,425
Noninterest expense	41,049	44,131	93,261	94,075	104,654	100,515	132,213
Income before income tax	47,188	49,972	98,279	94,594	86,622	81,364	70,425
Income tax provision	14,375	15,190	29,098	27,910	25,896	24,687	22,515
Net income	$32,813	$34,782	$69,181	$66,684	$60,726	$56,677	$47,910
Per Common Share Data
Net income per common share
Basic	$0.44	$0.45	$0.91	$0.86	$0.79	$0.73	$0.60
Diluted	0.44	0.45	0.90	0.85	0.78	0.72	0.59
Cash dividends	0.22	0.20	0.41	0.35	0.28	0.24	0.22
Book value (end of period)	5.47	5.37	5.39	5.29	4.81	4.35	3.92
Market value (end of period)	12.39	13.61	11.90	13.89	11.15	8.84	9.46
Consolidated Period-End Balance Sheet Items
Assets	$6,346,590	$6,075,228	$6,081,766	$5,713,977	$5,353,688	$4,778,195	$4,740,605
Portfolio loans	4,829,488	4,533,129	4,628,258	4,463,975	4,157,514	3,656,543	3,458,381
Deposits	3,061,447	3,035,086	3,142,943	3,046,211	2,815,269	2,788,272	2,753,468
Long-term debt	1,671,467	1,484,934	1,539,432	1,440,878	1,336,726	1,066,443	907,937
Shareholders’ equity	407,184	409,107	404,459	409,638	369,420	332,728	304,917
Asset Quality
Allowance for loan losses	$43,124	$41,871	$42,122	$41,818	$40,271	$36,077	$29,157
Nonperforming assets	66,738	36,769	61,099	33,461	42,438	42,471	31,156
Net charge-offs	2,148	2,847	5,496	4,136	7,806	9,080	7,993
Allowance for loan losses to portfolio loans	0.89	0.92	0.91	0.94	0.97	0.99	0.84
Allowance for loan losses to nonperforming assets	64.62	113.88	68.94	124.98	94.89	84.95	93.58
Net charge-offs to average portfolio loans	0.09	0.13	0.12	0.10	0.20	0.25	0.22
Nonperforming assets to portfolio loans plus other repossessed assets acquired	1.38	0.81	1.32	0.75	1.02	1.16	0.90

	Six Months Ended
	June 30,		Years Ended December 31,
(in thousands, except per share data)	2006	2005	2005	2004	2003	2002	2001

Consolidated Percentages
Return on average shareholders’ equity	16.04	16.88	16.90	17.03	17.33	17.52	15.76
Return on average earning assets	1.10	1.22	1.20	1.23	1.28	1.29	1.08
Return on average assets	1.06	1.17	1.15	1.18	1.23	1.24	1.04
Average shareholders’ equity/avg. assets	6.59	6.96	6.83	6.95	7.09	7.10	6.63
Net interest margin (FTE)	2.60	2.76	2.73	2.83	3.07	3.31	3.24
Tier I leverage ratio	7.52	7.57	7.57	7.94	8.04	7.81	8.34
Tier I risk-based capital ratio	10.98	11.38	11.24	11.87	11.72	11.18	11.43
Total risk-based capital ratio	12.03	12.50	12.32	12.96	12.85	12.26	12.31

The following selected unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with, the “Unaudited Pro Forma Condensed Combined Financial Information” section beginning on page       of this proxy statement/prospectus. This table displays pro forma information reflecting the effect of accounting for the merger under the purchase method of accounting. The pro forma condensed combined statements of income data assume a merger completion date of January 1, 2005. The pro forma condensed combined period-end balance sheet data assumes a merger completion date of June 30, 2006.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Citizens Banking Corporation and Republic Bancorp Inc.

	Six Months Ended	Year Ended
(in thousands, except per share amounts)	June 30, 2006	December 31, 2005

Pro Forma Condensed Combined Statement of Income Data
Interest Income	$425,871	$781,547
Interest Expense	207,622	341,970
Net Interest Income	218,249	439,577
Provision for loan losses	7,289	6,909

Net interest income after provision for loan losses	210,960	432,668

Noninterest Income	64,553	123,812
Noninterest Expense	164,520	349,463
Income Before Income Taxes	110,993	207,017
Income tax provision	32,097	59,500

Net Income	$78,896	$147,517

Net Income Per Common Share:
Basic	$1.05	$1.93
Diluted	1.04	1.91
Weighted average shares outstanding during the period
Basic shares	75,395	76,478
Diluted shares	75,820	77,155
Pro Forma Condensed Combined Period-end Balance Sheet Data
Total Assets	$14,778,263
Loans, net	10,326,230
Deposits	8,737,673
Long-term debt	2,753,459
Shareholders’ equity	1,501,965

Since announcement of the merger, merger integration teams have been formed and are developing plans to integrate Republic’s operations into Citizens so that we can continue to provide an extraordinary client experience while beginning to realize merger efficiencies. These plans will continue to be refined over the next several months and will address staff, premises and equipment, systems, contractual arrangements and other integration activities for both Republic and Citizens.

The costs associated with merger integration activities that impact certain Republic staff, premises and equipment, systems, and contractual arrangements will be recorded as purchase accounting adjustments as described above when the appropriate plans are in place, with potential refinements up to one year after merger completion as additional information becomes available. Citizens currently estimates the exit cost purchase accounting adjustments will be approximately $34.4 million after-tax. The costs associated with integrating systems and operations will be recorded as merger-related expenses based on the nature and timing of the related expenses, but generally will be recorded as the expenses are incurred. Restructuring charges will be recorded based on the nature and timing of the expenses and generally will include merger integration activities that impact Citizens staff, premises and equipment, systems, and contractual arrangements. Citizens expects merger-related and restructuring expenses will be approximately $7.4 million after-tax and will be incurred and reported through 2007.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Republic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and the matters addressed under the heading “Forward-Looking Statements” beginning on page [  ] of this document, you should carefully consider the following risk factors in deciding whether to vote to approve and adopt the merger agreement or approve the issuance of Citizens common stock, as applicable.

Because the Market Price of Citizens Common Stock Will Fluctuate, Republic Shareholders Cannot Be Sure of the Value of the Merger Consideration They Will Receive.

Upon completion of the merger, each share of Republic common stock will be converted into the right to receive merger consideration consisting of shares of Citizens common stock and/or cash pursuant to the terms of the merger agreement. The value of the merger consideration to be received by Republic shareholders will be based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on the day before the completion of the merger. This average price may vary from the closing price of Citizens common stock on the date we announced the merger, on the date that this document was mailed to Citizens shareholders and Republic shareholders and on the date of the meetings of the Citizens and Republic shareholders. Any change in the market price of Citizens common stock prior to completion of the merger will affect the value of the merger consideration that Republic shareholders will receive upon completion of the merger. Accordingly, at the time of the Republic special meeting and prior to the election deadline, Republic shareholders will not necessarily know or be able to calculate the amount of the cash consideration they would receive or the exchange ratio used to determine the number of any shares of Citizens common stock they would receive upon completion of the merger. Neither company is permitted to resolicit the vote of either company’s shareholders solely because of changes in the market prices of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Citizens common stock and for shares of Republic common stock.

We May Fail To Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated cost and revenue synergies and other benefits from combining the businesses of Citizens and Republic. However, to realize these anticipated benefits, we must successfully combine the businesses of Citizens and Republic. If we are not able to achieve these objectives, the anticipated cost and revenue synergies and other benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. We may fail to realize some or all of the anticipated benefits of the transaction in the amounts and times projected for a number of reasons, including that the integration may take longer than anticipated, be more costly than anticipated or have unanticipated adverse results relating to Republic’s or Citizens’ existing businesses or customer base. Any such failure could have a material adverse effect on the value of Citizens common stock.

Citizens and Republic have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Citizens and Republic during the transition period and on the combined company following completion of the merger. These integration matters, as well as other changes unrelated to the merger that may occur in the business of Citizens or Republic during the period between now and the completion of the merger, could have an adverse effect on each of Citizens and Republic during the transition period and on the combined company and could result in lower than expected revenues or higher than expected costs following completion of the merger.

The Market Price of Citizens Common Stock after the Merger May Be Affected by Factors Different from Those Affecting the Shares of Citizens or Republic Currently.

The businesses of Citizens and Republic differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of Citizens or Republic. For a discussion of the businesses of Citizens and Republic and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

Citizens and Republic Shareholders, Respectively, Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence Over Management.

After the merger’s completion, Citizens and Republic shareholders will own a significantly smaller percentage of the combined company than they currently own of Citizens and Republic, respectively. Following completion of the merger, Citizens shareholders will own approximately [     ]% of the combined company on a fully-diluted basis, and Republic shareholders will own approximately [     ]% of the combined company on a fully-diluted basis. Consequently, Citizens and Republic shareholders may be able to exercise less influence over the management and policies of the combined company than they currently exercise over the management and policies of Citizens and Republic, respectively.

The Combined Company Will Incur Significant Transaction and Merger-Related Costs in Connection with the Merger.

Citizens and Republic expect to incur a number of non-recurring costs associated with combining the operations of the two companies. The substantial majority of non-recurring charges resulting from the merger will be comprised of employee termination costs, other exit costs related to the Republic business to achieve desired synergies and costs associated with repositioning the balance sheet to mitigate interest rate risk, improve liquidity, reduce reliance on wholesale funding and improve quality of earnings. Citizens and Republic will also incur transaction fees and other costs related to the merger. Although Citizens and Republic expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The Merger Agreement Limits Citizens’ and Republic’s Abilities to Pursue Alternatives to the Merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit Citizens’ and Republic’s abilities to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Citizens or Republic. Although Citizens’ and Republic’s boards of directors are permitted to take these actions in connection with receipt of a competing acquisition proposal if they determine that the failure to do so would violate their fiduciary duties, taking such actions or similar actions (including Republic withdrawing or modifying, in a way adverse to Citizens, its recommendation to its shareholders that they vote in favor of the merger or Citizens withdrawing or modifying, in any way adverse to Republic, its recommendations to its shareholders that they vote in favor of the issuance of common stock in connection with the merger, or recommending any other acquisition proposal) would entitle either party to terminate the merger agreement. See “The Merger Agreement — No Solicitation of Alternative Transactions.” The merger agreement also requires each of Citizens and Republic to pay the other company a termination fee of $36 million if the merger agreement is terminated in specified circumstances. See “The Merger Agreement — Termination of the Merger Agreement — Payment of Termination Fee.” These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Republic from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Republic than it might otherwise have proposed to pay. These provisions might similarly discourage a potential acquiror that might have an interest in acquiring all or a significant part of Citizens or might reduce the price such potential acquiror would be willing to pay.

Republic Shareholders May Receive a Form of Consideration Different From What They Elect.

While each Republic shareholder may elect to receive all cash or all Citizens common stock in the merger, the pools of cash and Citizens common stock available for all Republic shareholders will be fixed amounts (subject to increase in the available number of shares of Citizens common stock as a result of exercise of outstanding Republic stock options and stock warrants, or as otherwise permitted by the merger agreement prior to the completion of the merger). As a result, if either a cash or stock election proves to be more popular among Republic shareholders, you are a Republic shareholder and you choose the election that is more popular, you might receive a portion of your consideration in the form you did not elect.

If You Are a Republic Shareholder and You Tender Shares of Republic Common Stock to Make an Election, You Will Not Be Able to Sell Those Shares, Unless You Revoke Your Election Prior to the Election Deadline.

If you are a registered Republic shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates (or follow the procedures for guaranteed delivery), and a properly completed and signed form of election to the exchange agent. For further details on the determination of the election deadline, see “The Merger Agreement — Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration — Form of Election.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of Republic common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Republic common stock for any reason until you receive cash and/or Citizens common stock in the merger. In the time between the election deadline and the closing of the merger, the trading price of Republic or Citizens common stock may decrease, and you might otherwise want to sell your shares of Republic common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

Certain Provisions of Citizens’ Articles of Incorporation and Bylaws May Prevent or Delay Future Transactions or Other Changes that Shareholders in the Combined Company May Believe Are Desirable.

Following completion of the merger, the rights of former Republic shareholders who receive the stock consideration will be governed by the Citizens articles of incorporation and bylaws, in addition to the provisions of Michigan law. The articles of incorporation and bylaws of Citizens contain provisions that are in addition to, or different from, the provisions set forth in the Republic articles of incorporation and bylaws and these provisions could prevent or delay future transactions or other changes that the combined company’s shareholders may believe to be in their best interests. Some of the provisions also may make it difficult for shareholders to replace incumbent directors with new directors who may be willing to entertain changes that shareholders may believe will lead to improvements in the combined company’s business. These additional or different provisions include:

•	the classified board structure of Citizens;

•	the removal of directors only for cause;

•	higher shareholder voting requirements for some transactions, including business combinations with related parties (i.e., a “fair price provision”);

•	a provision requiring the affirmative vote of at least two-thirds of the outstanding voting power to adopt certain amendments to the Citizens articles of incorporation and bylaws.

In addition, Citizens has in place a shareholder rights plan. See “Comparative Rights of Citizens and Republic Shareholders” on page [  ] for more information regarding the differences between the rights of Citizens shareholders and Republic shareholders.

Citizens and Republic Executive Officers and Directors Have Financial Interests in the Merger that Are Different from, or in Addition to, the Interests of Citizens and Republic Shareholders.

Executive officers of Citizens negotiated the terms of the merger agreement, and Citizens’ boards of directors unanimously approved and recommended that its shareholders vote to approve the issuance of Citizens’ common stock as contemplated by the merger agreement. Executive officers of Republic negotiated the terms of the merger agreement, and Republic’s board of directors unanimously approved and recommended that its shareholders vote to approve and adopt the merger agreement. In considering these facts and the other information contained in this document, you should be aware that Citizens’ and Republic’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Citizens’ and Republic’s shareholders. Please see “Summary — Interests of Citizens Executive Officers and Directors in the Merger”, “The Merger — Interests of Citizens Executives Officer in the Merger”, “Summary — Interests of Republic Executive Officers and Directors in the Merger” and “The Merger — Interests of Republic Executive Officers and Directors in the Merger” for further information about these interests.

The Unaudited Pro Forma Financial Data Included in this Document is Preliminary and the Combined Company’s Actual Financial Position and Results of Operations May Differ Materially from the Unaudited Pro Forma Financial Data Included in this Document.

The unaudited pro forma financial data in this document are presented for illustrative purposes only and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. These data reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to Republic’s net assets. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Republic as of the date of the completion of the merger. In addition, subsequent to the merger completion date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. See “Unaudited Pro Forma Condensed Combined Financial Information” on page [  ] for more information.

The Merger is subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Citizens.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board and other authorities in the United States. These governmental entities, including the Federal Reserve Board, may impose conditions on the completion of the merger or require changes to the terms of the merger. Citizens and Republic anticipate that certain divestitures will be required in Michigan which could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Citizens following the merger, any of which might have a material adverse effect on Citizens following the merger. Citizens is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Republic or Citizens, measured on a scale relative to Republic, but Citizens could choose to waive this condition.

FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, and business prospects of Citizens, Republic and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Citizens or Republic to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” and those discussed in the filings of each of Citizens and Republic that are incorporated herein by reference, as well as the following:

•	those risks and uncertainties we discuss or identify in our public filings with the SEC;

•	the risk that the businesses of Citizens and Republic will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	revenues following the merger may be lower than expected;

•	competitive pressure among financial services companies increases significantly;

•	general economic conditions are less favorable than expected;

•	changes in the interest rate environment reduce interest margins and impact funding sources;

•	changes in both companies’ businesses during the period between now and the completion of the merger may have adverse impacts on the combined company;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or regulatory environments, requirements or changes adversely affect businesses in which either company is engaged;

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or its businesses;

•	deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees, may be greater than expected; and

•	the ability to obtain governmental approvals of the merger on the proposed terms and schedule.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Citizens or Republic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Citizens and Republic undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF CITIZENS SHAREHOLDERS

General

This document is being furnished to Citizens shareholders in connection with the solicitation of proxies by the Citizens board of directors to be used at the special meeting of Citizens shareholders to be held on [          ], 2006 at [          ], local time, at [          ], and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to Citizens shareholders on or about [          ], 2006.

Record Date and Voting

The Citizens board of directors has fixed the close of business on [          ], 2006 as the record date for determining the holders of shares of Citizens common stock entitled to receive notice of and to vote at the Citizens special meeting. Only holders of record of shares of Citizens common stock at the close of business on that date will be entitled to vote at the Citizens special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were [          ] shares of Citizens common stock outstanding, held by approximately [          ] holders of record.

Each holder of shares of Citizens common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Citizens special meeting and at any adjournment or postponement of that meeting. In order for Citizens to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Citizens common stock entitled to vote at the Citizens special meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the Citizens special meeting (and not revoked as described below).

If your proxy card is properly executed and received by Citizens in time to be voted at the Citizens special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Citizens with any instructions, your shares will be voted “FOR” the approval of the issuance of Citizens common stock in connection with the merger and “FOR” any adjournment or postponement of the Citizens special meeting that may be necessary to solicit additional proxies.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, and these broker non-votes will not have any effect on the outcome of the vote on the proposal to approve of the issuance of Citizens common stock in connection with the merger.

If you participate in the Citizens Amended and Restated Section 401(k) Plan, you may vote the number of Citizens shares in your account on the record date. You may vote by following the instructions that are being provided to Citizens shareholders separately. The trustee will vote your shares in accordance with your duly executed instructions, if you meet the deadline for submitting your vote. This deadline may be earlier than the deadline generally applicable to Citizens shareholders. If you do not send instructions, the trustee will have discretion to vote the shares credited to your account.

If you participate in the Citizens Deferred Compensation Plans, you will not be entitled to vote any shares of Citizens common stock held for your benefit under those plans. Citizens may, in its discretion, vote any Citizens shares held under the Citizens Deferred Compensation Plans.

Vote Required

Approval of the issuance of common stock contemplated by the merger agreement requires the affirmative vote of a majority of the votes cast on the proposal at the Citizens special meeting. Shares of Citizens common stock as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present but will not be treated as votes cast at the special meeting and therefore will have no effect on determining the outcome of the proposals.

As of the record date:

•	Citizens directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Citizens common stock, representing approximately [ ]% of the outstanding shares of Citizens common stock; and

•	Republic directors and executive officers and their affiliates owned and were entitled to vote less than [ ]% of the outstanding shares of Citizens common stock. Republic does not own any shares of Citizens common stock.

We currently expect that Citizens’ and Republic’s directors and executive officers will vote their shares of Citizens common stock “FOR” approval and adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares of Citizens common stock represented at the Citizens special meeting, whether or not a quorum is present.

Revocability of Proxies

The presence of a Citizens shareholder at the Citizens special meeting will not automatically revoke that Citizens shareholder’s proxy. However, a Citizens shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation to the Citizens corporate secretary that is received prior to the meeting;

•	submitting another proxy by telephone, via the Internet or by mail that is dated later than the original proxy and that is received prior to the meeting; or

•	attending the Citizens special meeting and voting in person if your shares of Citizens common stock are registered in your name rather than in the name of a broker, bank or other nominee.

If your shares of Citizens common stock are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

In addition to voting by submitting your proxy card by mail, Citizens shareholders of record and many shareholders who hold their shares of Citizens common stock through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Citizens’ stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Citizens shareholders of record may submit their proxies:

•	through the Internet by visiting a website established for that purpose at [ ] and following the instructions; or

•	by telephone by calling the toll-free number [ ] on a touch-tone phone and following the recorded instructions.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Citizens may solicit proxies for the Citizens special meeting from Citizens shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. Citizens also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. Citizens has also made arrangements with Georgeson, Inc. to assist in soliciting proxies and has agreed to pay them [          ] ([          ] of which is payable upon approval of the merger by the Citizens shareholders), plus reasonable expenses, for these services.

Citizens and Republic will share equally the expenses incurred in connection with the printing and mailing of this document.

THE SPECIAL MEETING OF REPUBLIC SHAREHOLDERS

General

This document is being furnished to Republic shareholders in connection with the solicitation of proxies by the Republic board of directors to be used at the special meeting of Republic shareholders to be held on [          ] at [          ] a.m., local time, at [          ], and at any adjournment or postponement of that meeting. This document and the enclosed form of proxy are being sent to Republic shareholders on or about [          ], 2006.

Record Date and Voting

The Republic board of directors has fixed the close of business on [          ], 2006 as the record date for determining the holders of shares of Republic common stock entitled to receive notice of and to vote at the Republic special meeting. Only holders of record of shares of Republic common stock at the close of business on that date will be entitled to vote at the Republic special meeting and at any adjournment or postponement of that meeting. At the close of business on the record date, there were [          ] shares of Republic common stock outstanding, held by approximately [          ] holders of record.

Each holder of shares of Republic common stock outstanding on the record date will be entitled to one vote for each share held of record upon each matter properly submitted at the Republic special meeting and at any adjournment or postponement of that meeting. In order for Republic to satisfy its quorum requirements, the holders of at least a majority of the total number of outstanding shares of Republic common stock entitled to vote at the meeting must be present. You will be deemed to be present if you attend the meeting or if you submit a proxy card (including through the Internet or telephone) that is received at or prior to the meeting (and not revoked as described below).

If your proxy card is properly executed and received by Republic in time to be voted at the Republic special meeting, the shares represented by your proxy card (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. If you execute your proxy but do not provide Republic with any instructions, your shares will be voted “FOR” the approval and adoption of the merger agreement and “FOR” any adjournment or postponement of the Republic special meeting that may be necessary to solicit additional proxies.

If your shares are held in “street name” by your broker or bank and you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank will not be permitted to vote your shares, which will have the same effect as a vote against the approval and adoption of the merger agreement.

Vote Required

At the Republic special meeting, Republic shareholders will be asked to vote on the proposal to approve and adopt the merger agreement with Citizens, which requires the affirmative vote of the holders of a majority of the outstanding shares of Republic common stock.

As noted above, approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Republic common stock. Shares as to which the “abstain” box is selected on a proxy card will be counted as present for purposes of determining whether a quorum is present but will have the same effect as a vote against approval of the proposal. The required vote of Republic shareholders on the merger agreement is based upon the number of outstanding shares of Republic common stock, and not the number of shares that are actually voted. Accordingly, the failure to submit a proxy card or to vote in person at the Republic special meeting or the abstention from voting by Republic shareholders, or the failure of any Republic shareholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker, will have the same effect as an “AGAINST” vote with respect to the approval and adoption of the merger agreement.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares of Republic common stock represented at the Republic special meeting, whether or not a quorum is present.

As of the record date:

•	Republic directors and executive officers and their affiliates owned and were entitled to vote approximately [ ] shares of Republic common stock, representing approximately [ ]% of the outstanding shares of Republic common stock; and

•	Citizens directors and executive officers and their affiliates owned and were entitled to vote less than [ ]% of the outstanding shares of Republic common stock. Citizens owns [ ] shares of Republic common stock.

We currently expect that Republic’s and Citizens’ directors and executive officers will vote their shares “FOR” approval and adoption of the merger agreement, although none of them has entered into any agreement requiring them to do so.

Revocability of Proxies

The presence of a shareholder at the Republic special meeting will not automatically revoke that shareholder’s proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by:

•	submitting a written revocation to Republic’s corporate secretary that is received prior to the meeting;

•	submitting another proxy by telephone, via the Internet or by mail that is dated later than the original proxy and that is received prior to the meeting; or

•	attending the Republic special meeting and voting in person if your shares of Republic common stock are registered in your name rather than in the name of a broker, bank or other nominee.

If your shares are held by a broker or bank, you must follow the instructions on the form you receive from your broker or bank with respect to changing or revoking your proxy.

Voting Electronically or by Telephone

In addition to voting by submitting your proxy card by mail, Republic shareholders of record and many shareholders who hold their shares of Republic common stock through a broker or bank will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Republic’s stock records in your name or in the name of a broker, bank or other holder of record. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Republic shareholders of record may submit their proxies:

•	through the Internet by visiting a website established for that purpose at [ ] and following the instructions; or

•	by telephone by calling the toll-free number [ ] on a touch-tone phone and following the recorded instructions.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Republic may solicit proxies for the Republic special meeting from Republic shareholders personally or by telephone and other electronic means. However, they will not be paid for soliciting such proxies. Republic also will provide persons, firms, banks and corporations holding shares in their names or in the names of nominees, which in either case are beneficially owned by others, proxy material for transmittal to such beneficial owners and will reimburse such record owners for their expenses in taking such actions. Republic has also made arrangements with The Altman Group to assist in soliciting proxies and has agreed to pay them $6,500, plus reasonable expenses, for these services.

Citizens and Republic will share equally the expenses incurred in connection with the printing and mailing of this document.

THE MERGER

Background of the Merger

The board of directors of each of Citizens and Republic has from time to time engaged with senior management in reviews of its company’s strategic direction. During such reviews, each company’s board has considered various alternatives to enhance its company’s performance and prospects in the context of developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. The board of each company has periodically considered the potential benefits and risks of business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures. These discussions included preliminary discussions in early 2004 regarding the possibility of a merger of their two companies, but the parties ultimately determined not to pursue a transaction at that time.

In mid-February 2006, William R. Hartman, Chairman, President and Chief Executive Officer of Citizens, contacted Dana M. Cluckey, President and Chief Executive Officer of Republic, to indicate his interest in discussing a potential strategic transaction between Citizens and Republic. Messrs. Hartman and Cluckey scheduled a meeting for March 10, 2006 to discuss the possibility of a merger transaction. On February 23, 2006, at a meeting of the Republic board, Jerry D. Campbell, Chairman of the Board of Directors, advised the Republic board that Mr. Hartman had contacted Mr. Cluckey to discuss strategic alternatives and that Mr. Cluckey would keep the board apprised of any further discussions.

At the March 10th meeting, Messrs. Hartman and Cluckey met to review industry trends, strategic challenges and developments regarding their respective companies. Mr. Hartman indicated to Mr. Cluckey that he believed that a merger of Republic and Citizens would create a larger, stronger entity that could benefit from potential synergies and operate more effectively in their respective markets. They also began a general discussion regarding the terms of a potential transaction, including merger consideration that would be comprised of a combination of stock and cash, with a majority being stock. Mr. Hartman also discussed preliminarily certain senior management matters, including the potential for Mr. Cluckey to be designated as Mr. Hartman’s successor as President and Chief Executive Officer of the combined company. After the meeting, Mr. Cluckey contacted Mr. Campbell to advise him of what was discussed at the meeting with Mr. Hartman.

On March 27, 2006, Mr. Hartman and Mr. Cluckey met again and were joined by Mr. Campbell. During this meeting, Mr. Hartman indicated that Citizens was prepared, subject among other things to its due diligence investigation of Republic, to propose merger consideration with an implied exchange ratio of no more than 0.525 of a share of Citizens common stock for each outstanding share of Republic common stock. Republic’s executive officers requested that Republic have the ability to terminate any proposed merger agreement if the price of Citizens common stock decreased below a certain level to be agreed upon. Messrs. Hartman, Cluckey and Campbell also discussed the possible composition of the board of directors of the proposed combined company, including the appointment of Mr. Campbell as Chairman of the Board, and the potential management roles that senior executives of each company might assume following a strategic merger. Republic’s executive officers emphasized to Mr. Hartman that it was important to Republic to have involvement in the board and management of the proposed combined company because Republic shareholders would be acquiring a significant stake in Citizens upon the consummation of a merger transaction. Messrs. Hartman, Cluckey and Campbell also discussed the possible name and headquarters of the proposed combined company.

The Citizens board of directors met on April 4, 2006. During the meeting, the board authorized Mr. Hartman to continue exploratory discussions with Republic regarding a potential strategic transaction. Mr. Hartman then met again with Messrs. Campbell and Cluckey on April 10, 2006. During this meeting, Messrs. Hartman and Cluckey further discussed and negotiated the potential merger consideration and further discussed the ability of Republic to terminate a proposed merger agreement if the Citizens stock price decreased below a certain level. Messrs. Hartman, Cluckey and Campbell also discussed the cultures of the two companies.

On April 14, 2006, Messrs. Hartman and Cluckey met. They continued their discussion regarding the cultures of the two companies and their general philosophies with respect to a proposed consolidation.

On April 26, 2006, the Republic board of directors met. Messrs. Campbell and Cluckey provided the board with an update on the discussions with Mr. Hartman with respect to a potential merger between Republic and Citizens. The Republic board then authorized Republic management to retain legal counsel and a financial advisor to advise Republic with respect to a potential transaction with Citizens. Republic subsequently engaged the law firm of Cadwalader, Wickersham & Taft LLP. Mr. Cluckey contacted Mr. Hartman after the Republic board meeting and informed him that the board had a positive discussion and authorized management to continue negotiations. On May 2, 2006, Republic formally engaged Goldman Sachs to assist in the evaluation of the potential transaction as Republic’s financial advisor.

During late April and early May, senior management from each of Citizens and Republic, together with their respective financial advisors, UBS and Goldman Sachs, and respective legal counsel, Wachtell, Lipton, Rosen & Katz and Cadwalader, engaged in a series of discussions regarding the potential merger consideration, including the implied exchange ratio and the relative mix of cash and Citizens common stock, and a termination provision based on the change in Citizens’ stock price relative to its pre-announcement market price and relative to an index of certain designated financial institutions. Also discussed were provisions relating to board composition and senior management of the combined company. During this period, Messrs. Hartman and Cluckey agreed generally on the terms of a retention pool for certain Republic and Citizens employees and a new severance plan.

On May 10, 2006, the Republic board of directors met. During the meeting, Goldman Sachs reviewed the proposed terms for the transaction, assuming an implied exchange ratio of 0.525. The directors discussed the structure of the proposed transaction, including the election that Republic shareholders would have to receive either cash or Citizens common stock, or a combination thereof. Given the large percentage of Citizens common stock that Republic shareholders would be receiving in the proposed transaction, the board discussed the need for certain members of Republic management to have a significant role in the management of the combined company going forward for the benefit of the Republic shareholders. After discussion, the Republic board of directors authorized management to execute a nondisclosure agreement with Citizens and permit Citizens to conduct due diligence with respect to Republic. The board then discussed the due diligence process and received from Goldman Sachs a presentation regarding the potential transaction with Citizens, including pro forma financial information, market performance and valuation and merger analysis.

Republic and Citizens subsequently executed a confidentiality agreement to provide for the exchange of information between the two companies and their respective legal and financial advisors, and on May 15, 2006, Messrs. Hartman, Cluckey, Thomas F. Menacher, Chief Financial Officer of Republic, and Charles Christy, Chief Financial Officer of Citizens, met to discuss and plan the due diligence process. They also discussed the potential cost savings that could result from the proposed merger transaction, potential revenue synergies and the respective cultures of the two companies.

During the last two weeks of May 2006, members of each company’s management team and financial advisors conducted on-site due diligence of each company. In addition to providing documentary diligence, each company’s management made presentations regarding its business to members of the other’s management team. Also during this period, representatives from Wachtell and Cadwalader, working with Citizens and Republic, exchanged drafts of definitive transaction documentation and began to engage in negotiations regarding the terms of the agreements. Both Citizens and Republic continued their due diligence during this period.

On May 28, 2006, Mr. Hartman contacted Mr. Cluckey by telephone and indicated that, as a result of due diligence and on-going analysis of potential cost savings and other financial matters, Citizens could not continue to support the previously discussed implied exchange ratio of 0.525 shares of Citizens common stock for each Republic share. Messrs. Hartman and Cluckey met again on May 31, 2006 and June 1, 2006 for further discussions.

On May 30, 2006, the Citizens board of directors met. At the meeting, Mr. Hartman and members of management provided the directors with an update on the results of due diligence and the negotiations with

Republic, including Citizens’ views regarding the potential purchase price and the impact on the economics of the potential transaction.

On June 2, 2006, the Republic board of directors met. At the meeting, Mr. Campbell provided the directors with an update on the status of the negotiations with Citizens. Mr. Cluckey updated the Republic board on conversations that he had with Mr. Hartman over the prior few days regarding the merger consideration. Thereafter, Messrs. Hartman, Cluckey, Menacher and Christy met to review again the potential cost savings and revenue synergies that could result from the proposed merger transaction. Messrs. Hartman and Cluckey then met separately to further negotiate the merger consideration.

On June 13, 2006, Messrs. Hartman and Cluckey met. Mr. Hartman informed Mr. Cluckey that, subject to continued negotiation of transaction terms and definitive documentation, he would be prepared to recommend to the Citizens’ board that Citizens pay consideration based on an implied exchange ratio of 0.515 of a share of Citizens common stock for each outstanding share of Republic common stock.

On June 15, 2006, the Republic board of directors met. Representatives from Goldman Sachs and Cadwalader were also in attendance. Mr. Cluckey updated the directors on the status of the potential merger with Citizens and conveyed to them the discussions he had with Mr. Hartman regarding the implied exchange ratio. The directors discussed at length the proposed 0.515 implied exchange ratio. Senior management provided the board with a general overview of the results of Republic’s due diligence of Citizens. During the meeting, the directors also discussed the potential cost savings that could result from the proposed merger. A representative from Goldman Sachs reviewed the terms of Citizens’ proposed implied exchange ratio with the Republic board of directors. After discussion, Republic’s board of directors authorized the executive officers to continue negotiations. At the conclusion of the meeting, Mr. Hartman arrived and was introduced to Republic’s directors.

Also on June 15, 2006, Republic’s independent directors met without management or the inside directors in attendance. During this meeting, the independent directors reviewed the proposed merger transaction and the advice of Republic’s financial advisor and legal counsel. They also discussed the proposed employment arrangements for Republic officers and the change of control provisions contained in such employment contracts.

On June 16, 2006, Citizens’ board met. At this meeting, the Citizens board discussed with management and Citizens’ financial and legal advisors the proposed transaction and its potential terms, and the potential financial and strategic impact of the proposed transaction, in greater detail. The board also discussed further the results of due diligence and the potential for cost savings and revenue synergies that Citizens might be able to achieve in the transaction, as well as potential strategic alternatives to the proposed merger with Republic, such as seeking alternative merger partners with other smaller or larger financial institutions. In addition, the board discussed matters relating to the proposed board of directors composition and management for the combined company. At the conclusion of this meeting, the board authorized management to continue to seek a transaction consistent with the terms then under discussion. At the conclusion of the meeting, Mr. Cluckey arrived and was introduced to Citizens’ directors.

Following this meeting, the companies and their advisors continued to engage in discussions and negotiations concerning the terms of the merger and employment agreements.

On June 26, 2006, the Republic board met to discuss the proposed merger of Republic and Citizens. Mr. Menacher was also in attendance, as were representatives from Goldman Sachs and Cadwalader. During the meeting, the executive officers reported the results of Republic’s due diligence of Citizens. Goldman Sachs reviewed with the board of directors the financial terms of the proposed merger, focusing in particular on the calculation of the merger consideration, and rendered its oral opinion, which was subsequently confirmed in writing, as described under “— Opinion of Goldman Sachs — Financial Advisor to Republic,” that the merger consideration was fair to Republic’s shareholders from a financial point of view. Representatives from Cadwalader discussed generally the proposed employment agreements for members of senior management and the directors discussed and considered the proposed employment terms contemplated for such officers. Representatives from Cadwalader also reviewed a detailed summary of the terms and provisions of the proposed merger agreement and discussed the directors’ fiduciary duties in evaluating and approving the merger.

Following these discussions, and review and discussion among the members of the Republic board, including consideration of the factors described under “— Republic’s Reasons for the Merger; Recommendation of Republic’s Board of Directors,” the Republic board of directors determined that the proposed transaction was in the best interests of Republic and its shareholders, and the directors voted unanimously to approve the merger with Citizens and to submit the proposed merger agreement and the merger to Republic shareholders for their consideration and approval.

The Citizens board also met on June 26, 2006. During this meeting, the Citizens board of directors discussed and heard presentations from Citizens management and Citizens’ outside financial and legal advisors. UBS reviewed with the Citizens board of directors its financial analysis of the merger consideration and rendered to the Citizens board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 26, 2006, as described under “— Opinion of UBS Securities LLC — Financial Advisor to Citizens,” to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to Citizens. Representatives of Wachtell discussed with the Citizens board of directors the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction and reviewed the legal terms of the proposed merger agreement.

Following these discussions, and review and discussion among the members of the Citizens board, including consideration of the factors described under “— Citizens’ Reasons for the Merger; Recommendation of Citizens’ Board of Directors,” the Citizens board of directors determined that the proposed transaction was in the best interests of Citizens and its shareholders, and the directors voted unanimously to approve the merger with Republic.

Following completion of the June 26, 2006 board meetings, the parties finalized the merger agreement and related documentation. The merger agreement was subsequently executed and delivered and the transaction was announced before the market opened on the morning of June 27, 2006 in a press release issued jointly by Citizens and Republic.

Republic’s Reasons for the Merger; Recommendation of Republic’s Board of Directors

At a meeting of Republic’s board of directors on June 26, 2006, after due consideration, including consultation with senior management and financial and legal advisors, Republic’s board of directors unanimously determined that the merger agreement and the terms and conditions of the merger are fair to and in the best interests of Republic and its shareholders. Republic’s board of directors therefore recommends that Republic’s shareholders vote “FOR” the approval and adoption of the merger agreement.

In reaching its decision, Republic’s board of directors considered a number of factors, including, among other things, the following:

•	its belief that combining Republic and Citizens would create a larger and more diversified financial institution that is both better equipped to respond to economic and industry developments and better positioned to develop and build on its strong market share in the Midwestern region;

•	the complementary fit of the businesses of Republic and Citizens, which management believes will enable the combined company to deliver improved services to customers, to achieve stronger financial performance and enhance shareholder value;

•	its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate environment, continued consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide and global competition, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options;

•	its knowledge of Citizens’ business, operations, financial condition, earnings and prospects, taking into account the results of Republic’s due diligence review of Citizens;

•	the financial terms of the merger, including the fact that, based on the right of Republic shareholders to elect to receive, subject to proration, cash or Citizens common stock, in either case having a value equal to $2.08 plus 0.4378 shares of Citizens common stock (based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on the day before the completion of the merger), the acquisition price as of June 26, 2006 represented an approximate 31% premium over the closing price of Republic shares on Nasdaq as of that date and the assessment of management and the Republic board’s financial advisor that further negotiations were unlikely to cause Citizens to increase its valuation of Republic;

•	the fact that certain Republic executive officers would continue with the combined company after the merger and certain Republic directors would become directors of the combined company, thereby assuring continuity in the management and leadership of the combined company;

•	the financial analysis presented by Goldman Sachs, as well as the opinion of Goldman Sachs to the effect that, as of June 26, 2006 and based upon and subject to the factors, assumptions, limitations and other matters set forth in the opinion, the merger consideration was fair from a financial view to the holders of Republic common stock;

•	the operational benefits that may result from the transaction;

•	the financial benefits that may result from the transaction, including the significant cost savings and revenue synergies that may be realized;

•	the possible alternatives to the merger (including the possibility of continuing to operate Republic as an independent entity and the possibility of seeking a transaction with a party other than Citizens), the range of potential benefits to Republic’s shareholders of the possible alternatives and the timing and likelihood of accomplishing the goals of such alternatives, and the Republic board of directors’ assessment that none of such alternatives were reasonably likely to present superior opportunities for Republic or to create greater value for its shareholders than the merger, taking into account risks of execution as well as business, competitive, industry and market risks;

•	that, under the terms of the merger agreement, Republic can furnish information to, and discuss and negotiate with, a third party in response to an unsolicited alternative proposal if Republic’s board of directors reasonably determines in good faith that failure to do so would cause it to breach its fiduciary duties;

•	its assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•	the regulatory and other approvals required in connection with the merger and the likelihood such approvals would be received in a timely manner and without unacceptable conditions;

•	the expected treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the fact that any change in the market price of Citizens common stock prior to the completion of the merger will affect the value of the merger consideration that Republic shareholders will receive upon completion of the merger;

•	the conditions to Citizens’ obligation to complete the merger and the right of Citizens to terminate the merger agreement in certain circumstances described under “The Merger Agreement — Termination of the Merger Agreement;”

•	that under the terms of the merger agreement, Republic cannot solicit other acquisition proposals and must pay to Citizens a termination fee of $36 million if the merger agreement is terminated under certain circumstances;

•	the interests that certain directors and executive officers of Republic may have in the merger, in addition to their interests as shareholders of Republic generally, as described in “The Merger — Interests of Republic Executive Officers and Directors in the Merger;” and

•	that, pursuant to the merger agreement, Republic must generally conduct its business in the ordinary course and Republic is subject to a variety of other restrictions on the conduct of its business prior to closing of the merger or termination of the merger agreement, which may delay or prevent Republic from pursuing business opportunities that may arise or preclude actions that would be advisable if Republic were to remain an independent company.

The foregoing discussion of the factors considered by the Republic board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Republic board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Republic board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Republic board of directors considered all these factors as a whole, including discussions with Republic management and financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Republic board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Republic and its shareholders, and unanimously approved and adopted the merger agreement. The Republic board of directors unanimously recommends that the Republic shareholders vote “FOR” the approval and adoption of the merger agreement.

Citizens’ Reasons for the Merger; Recommendation of Citizens’ Board of Directors

In reaching its decision to approve the merger agreement and recommend that its shareholders approve the issuance of common stock contemplated by the merger agreement, the Citizens board of directors consulted with Citizens’ management, as well as its financial and legal advisors, and considered a number of factors, including:

•	its knowledge of Citizens’ business, operations, financial condition, earnings and prospects and of Republic’s business, operations, financial condition, earnings and prospects, taking into account the results of Citizens’ due diligence review of Republic;

•	its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, evolving trends in technology and increasing nationwide and global competition, and the likely effect of these factors on Citizens in light of, and in the absence of, the proposed transaction;

•	the fact that the combined company will be well-positioned in the consumer and commercial markets in Citizens’ and Republic’s regional branch banking footprints, which on a pro forma basis, would make Citizens the 45th largest bank holding company in the U.S. by assets;

•	the enhanced strategic attractiveness of the combined company relative to Citizens as a standalone entity;

•	the fact that the complementary nature of the respective customer bases, business products and skills of Citizens and Republic could result in significant pretax synergies in the merger, including the potential for cost savings, balance sheet benefits and revenue synergies for the combined company, together with the risks associated with achieving these synergies;

•	the potential financial impact of the merger on the combined company, including projected synergies, pro forma assets, deposits, earnings per share, capital ratios and capital generation;

•	the sensitivity to fluctuations in interest rates of the asset and liability valuations on Republic’s balance sheet in light of the likely interest rate trends between June 26, 2006 and the completion of the merger;

•	the proposed board and management arrangements which would provide the combined company with strong leadership and experienced operating management;

•	the anticipated ability to retain key Republic management, including a $10 million retention pool, $7 million of which was allocated to legacy Republic employees, and entry into employment agreements with certain key Republic senior executives, which would help assure, but does not guarantee, the continuity of management;

•	the likelihood of a successful integration of Republic’s business, operations and workforce with those of Citizens and of successful operation of the combined company despite the challenges of such integration;

•	the financial presentation of UBS, including its opinion, dated June 26, 2006, to Citizens’ board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid by Citizens, as more fully described below under the caption “The Merger — Opinion of Citizens’ Financial Advisor”;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained;

•	the historical and current market prices of Citizens common stock and Republic common stock;

•	the large size of the transaction relative to Citizens’ market capitalization, that the exchange ratio represented a premium of approximately 31% based on the ten day average closing price of Citizens common stock and the closing price of Republic common stock on June 26, 2006, that the merger consideration represented a multiple of 2.56 to tangible book value and of 14.9 to forward GAAP earnings per share, and that Republic shareholders would own approximately 44% of the combined company following completion of the merger;

•	the need to obtain Republic shareholder, Citizens shareholder and regulatory approvals in order to complete the transaction; and

•	the fact that the termination fee payable by Citizens could have the effect of discouraging a company from trying to acquire Citizens on terms that might be attractive to Citizens’ shareholders prior to completion of the merger or termination of the merger agreement.

The foregoing discussion of the factors considered by the Citizens board of directors is not intended to be exhaustive, but rather includes the material factors considered by the Citizens board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Citizens board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Citizens board of directors considered all these factors as a whole, including discussions with Citizens management and financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

For the reasons set forth above, the Citizens board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Citizens and its shareholders, and unanimously approved and adopted the merger agreement. The Citizens board of directors unanimously recommends that the Citizens shareholders vote “FOR” the approval of the issuance of common stock as contemplated by the merger agreement.

Opinion of Citizens’ Financial Advisor

On June 26, 2006, at a meeting of Citizens’ board of directors held to evaluate the proposed merger, UBS delivered to Citizens’ board of directors an oral opinion, confirmed by delivery of a written opinion dated June 26, 2006, to the effect that, as of that date and based on and subject to various assumptions, procedures followed, matters considered and limitations described in its opinion, the merger consideration to be paid by Citizens was fair, from a financial point of view, to Citizens.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex B and is incorporated into this joint proxy statement/prospectus by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to Citizens of the merger consideration to be paid by Citizens and does not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available to Citizens or Citizens’ underlying business decision to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the merger. Holders of Citizens’ common stock are encouraged to read this opinion carefully in its entirety. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, UBS:

•	reviewed publicly available business and financial information relating to Republic and Citizens, including publicly available financial forecasts and estimates relating to Republic for fiscal year 2006 that were reviewed and discussed with UBS by the managements of Republic and Citizens and publicly available financial forecasts and estimates relating to Citizens for fiscal year 2006 that were reviewed and discussed with UBS by Citizens’ management;

•	reviewed internal financial information and other data, including financial forecasts and estimates, relating to Republic’s business and financial prospects that were provided to UBS by Citizens’ management and not publicly available;

•	reviewed internal financial information and other data, including financial forecasts and estimates, relating to Citizens’ business and financial prospects that were provided to UBS by Citizens’ management and not publicly available;

•	reviewed estimates of synergies prepared by the management of Citizens that were provided to UBS by Citizens’ management and not publicly available;

•	considered certain pro forma effects of the merger on Citizens’ financial statements;

•	conducted discussions with members of the senior managements of Citizens and Republic concerning the businesses and financial prospects of Republic and Citizens;

•	reviewed publicly available financial and stock market data with respect to other companies UBS believed to be generally relevant;

•	compared the financial terms of the merger with the publicly available financial terms of other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of Citizens common stock and Republic common stock;

•	reviewed the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with Citizens’ consent, UBS did not assume any responsibility for independent verification of any of the information provided to or reviewed by UBS for the purpose of its opinion and, with Citizens’ consent, UBS relied on that information being complete and accurate in all material respects. In addition, with Citizens’ consent, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Citizens or Republic, and was not furnished with any evaluation or appraisal. With respect to the publicly available financial forecasts and estimates referred to above, UBS was advised by the managements of Republic and Citizens and UBS assumed, at Citizens’ direction, that the forecasts and estimates represented reasonable estimates and judgments as to the future performance of Citizens and Republic for the covered periods. With respect to the financial forecasts, estimates, synergies and pro forma effects prepared by Citizens’ management referred to above, UBS assumed, at Citizens’ direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Citizens’ management as to the future performance of Citizens and Republic for the covered periods and such synergies and pro forma effects. UBS assumed, with Citizens’ approval, that the financial forecasts and estimates, including synergies, referred to above would be achieved at the times and in the amounts projected. UBS is not an expert in the evaluation of loan or lease portfolios or allowances for losses with respect to loan or lease portfolios, was not requested to conduct, and did not conduct, a review of individual credit files, and was advised and therefore assumed that such allowances for Citizens and Republic were, and on a pro forma basis would be, in the aggregate adequate to cover such losses. UBS also assumed, with Citizens’ consent, that the merger would qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and information made available to UBS as of, the date of its opinion. It should be noted that, although subsequent developments may affect its opinion, UBS does not have any obligation to update, revise or reaffirm its opinion.

At Citizens’ direction, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the merger consideration to the extent expressly specified in UBS’ opinion, of the merger agreement or the form of the merger. UBS expressed no opinion as to what the value of Citizens common stock would be when issued in the merger or the price at which Citizens common stock would trade at any time. In rendering its opinion, UBS assumed, with Citizens’ consent, that (i) Citizens and Republic would comply with all material terms of the merger agreement and (ii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Citizens, Republic and/or the merger. Except as described above, Citizens imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to Citizens’ board of directors, UBS performed a variety of financial and comparative analyses that are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analyses and the selected transactions analysis summarized below, no company or transaction used as a comparison is either identical or directly comparable to Citizens, Republic or the merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. None of the analyses performed by UBS was assigned greater significance or reliance by UBS than any other. UBS arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of the future performance of Citizens and Republic provided by Citizens’ management or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Citizens and Republic. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The merger consideration was determined through negotiation between Citizens and Republic and the decision to enter into the merger was solely that of Citizens’ board of directors. UBS’ opinion and financial analyses were one of many factors considered by Citizens’ board of directors in its evaluation of the merger.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with Citizens’ board of directors in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. To fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Republic Financial Analyses

Selected Public Companies Analysis

UBS compared selected financial data of Republic with selected financial data of the following seven selected publicly traded Midwestern banks or thrifts, including Citizens, with market capitalizations of between $500 million and $1.5 billion:

•	AMCORE Financial, Inc.

•	Chemical Financial Corporation

•	Citizens Banking Corporation

•	First Financial Bankshares, Inc.

•	Independent Bank Corporation

•	Old National Bancorp

•	Park National Corporation

UBS reviewed, among other things, closing stock prices of the selected companies on June 23, 2006 as multiples of calendar years 2006 and 2007 estimated earnings per share, commonly referred to as GAAP EPS, and estimated cash EPS (calculated as GAAP EPS plus annualized latest quarter intangible amortization expense), and book value per share and tangible book value per share as of March 31, 2006. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for Republic based both on the closing price of Republic common stock on June 23, 2006 and the implied per share value of the merger consideration utilizing the average closing price of Citizens common stock during the 10-trading day period ended June 23, 2006. Financial data for Republic and the selected companies were based on publicly available research analysts’ estimates, public filings, other publicly available information and, in the case of calendar year 2007 estimated GAAP EPS and cash EPS of Republic and Citizens, internal estimates of Citizens’ management. This analysis indicated the following implied high, median and low multiples for the selected companies, as compared to corresponding multiples implied for Republic:

	Implied Multiples						Implied Multiples
	for Selected Companies						for Republic
							Based on Closing		Based on Implied Value
Closing Stock Price as Multiples of:	High		Median		Low		Stock Price on 6/23/06		of Merger Consideration

EPS
Calendar 2006 GAAP	18.2	x	14.9	x	11.9	x	11.5	x	15.4x
Calendar 2006 Cash	17.9	x	14.5	x	11.5	x	11.4	x	15.3x
Calendar 2007 GAAP	14.1	x	13.7	x	11.1	x	11.1	x	14.9x
Calendar 2007 Cash	13.9	x	13.5	x	10.7	x	11.0	x	14.8x
Book Value Per Share	2.38	x	1.97	x	1.44	x	1.90	x	2.54x
Tangible Book Value Per Share	3.06	x	2.20	x	1.67	x	1.92	x	2.56x

Selected Transactions Analysis

UBS reviewed purchase prices in the following 16 selected transactions involving U.S. banks or thrifts, including six transactions involving Midwestern banks or thrifts, with transaction values of between $500 million and $2.5 billion announced since January 1, 2004:

Acquiror	Target

• Banco Bilbao Vizcaya Argentaria, S.A.	• Texas Regional Bancshares, Inc.
• Washington Mutual, Inc.	• Commercial Capital Bancorp, Inc.
• BB&T Corporation	• Main Street Banks, Inc.
• Marshall & Ilsley Corporation	• Gold Banc Corporation, Inc.
• TD Banknorth Inc.	• Hudson United Bancorp
• Zions Bancorporation	• Amegy Bancorporation, Inc.
• BNP Paribas	• Commercial Federal Corporation
• Fifth Third Bancorp	• First National Bankshares of Florida, Inc.
• The PNC Financial Services Group, Inc.	• Riggs National Corporation
• Associated Banc-Corp	• First Federal Capital Corp.
• First Niagara Financial Group, Inc.	• Hudson River Bancorp, Inc.
• BNP Paribas	• Community First Bankshares, Inc.
• Sovereign Bancorp, Inc.	• Waypoint Financial Corp.
• National City Corporation	• Provident Financial Group, Inc.
• Huntington Bancshares Incorporated	• Unizan Financial Corp.
• Sovereign Bancorp, Inc.	• Seacoast Financial Services Corporation

UBS reviewed per share purchase prices in the selected transactions as multiples of the target companies’ one-year forward and two-year forward GAAP EPS and book value per share and tangible book value per share as of the most recent completed accounting period prior to public announcement of the relevant transaction. UBS also reviewed the premiums paid in the selected transactions over the closing stock price of the target companies five-trading days prior to public announcement of the relevant transaction and premiums paid in the selected transactions over tangible book value as a percentage of core deposits as of the most recent completed accounting period prior to public announcement of the relevant transaction. UBS then compared these multiples and premiums derived from the selected transactions with the implied multiples of calendar years 2006 and 2007 estimated GAAP EPS and implied premiums over the closing price of Republic common stock on June 23, 2006 and over tangible book value as a percentage of core deposits as of March 31, 2006 for Republic based on the implied per share value of the merger consideration utilizing the average closing price of Citizens common stock during the 10-trading day period ended June 23, 2006. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for Republic were based on publicly available financial forecasts, public filings and other publicly available information and, in the case of calendar year 2007 estimated GAAP EPS, internal estimates of Citizens’ management. This analysis indicated the following implied high, median and low multiples for the selected transactions, as compared to corresponding multiples implied for Republic:

	Implied Multiples and						Implied Multiples and
	Premiums for Selected						Premiums for Republic
	Transactions						Based on Merger
Per Share Purchase Price as Multiples of:	High		Median		Low		Consideration

GAAP EPS
One-Year Forward	27.8	x	19.9	x	12.3	x	15.4	x
Two-Year Forward	24.5	x	16.9	x	10.0	x	14.9	x
Book Value Per Share	3.61	x	2.21	x	1.26	x	2.54	x
Tangible Book Value Per Share	5.36	x	3.04	x	1.92	x	2.56	x
Premium to Closing Stock Price Five-Trading Days Prior to Public Announcement	47.5%		17.3%		(2.2)%		30.1%
Premium over Tangible Book Value as Percentage of Core Deposits	43.3%		23.9%		10.8%		29.6%

This analysis also indicated the following implied high, median and low multiples for the six following transactions involving Midwestern companies included in the selected transactions referred to above: (i) BNP Paribas/Community First Bankshares, Inc.; (ii) Marshall & Ilsley Corporation/Gold Banc Corporation, Inc.; (iii) National City Corporation/Provident Financial Group, Inc.; (iv) Huntington Bancshares Incorporated/Unizan Financial Corp.; (v) BNP Paribas/Commercial Federal Corporation; and (vi) Associated Banc-Corp./First Federal Capital Corp.), as compared to corresponding multiples implied for Republic:

	Implied Multiples and						Implied Multiples and
	Premiums for Selected						Premiums for Republic
	Transactions						Based on Merger
Per Share Purchase Price as Multiples of:	High		Median		Low		Consideration

GAAP EPS
One-Year Forward	22.4	x	17.3	x	15.5	x	15.4	x
Two-Year Forward	20.6	x	15.3	x	14.1	x	14.9	x
Book Value	3.29	x	2.16	x	1.70	x	2.54	x
Tangible Book Value	4.31	x	2.97	x	2.19	x	2.56	x
Premium to Closing Stock Price Five-Trading Days Prior to Public Announcement	36.0%		22.1%		11.9%		30.1%
Premium over Tangible Book Value as Percentage of Core Deposits	24.1%		20.8%		12.7%		29.6%

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Republic to calculate the estimated present value of the standalone cash flows that Republic could generate over calendar years 2007 through 2012, both before and after giving effect to potential cost savings and other adjustments anticipated by Citizens’ management to result from the proposed merger. Estimated financial data for Republic were based on internal estimates of Citizens’ management. UBS calculated a range of terminal values by applying forward cash net income terminal value multiples of 14.0x to 16.0x to Republic’s calendar year 2012 estimated cash net income. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.5% to 13.5%. This analysis indicated the following implied per share equity reference range for Republic, as compared to the implied per share value of the merger consideration utilizing the average closing price of Citizens common stock during the 10-trading day period ended June 23, 2006:

Implied per Share Equity
Reference Range for Republic		Implied per Share
Without Cost Savings	With Cost Savings	Value of Merger Consideration

$11.78 — $14.14	$12.91 — $15.72	$13.86

Citizens Financial Analyses

Selected Public Companies Analysis

UBS compared selected financial data of Citizens with selected financial data of the following seven selected publicly traded Midwestern banks or thrifts, including Republic, with market capitalizations of between $500 million and $3.0 billion:

•	AMCORE Financial, Inc.

•	Chemical Financial Corporation

•	FirstMerit Corporation

•	Old National Bancorp

•	Park National Corporation

•	Republic

•	Sky Financial Group, Inc.

UBS reviewed, among other things, closing stock prices of the selected companies on June 23, 2006 as multiples of calendar years 2006 and 2007 estimated GAAP EPS and estimated cash EPS, and book value per share and tangible book value per share as of March 31, 2006. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for Citizens based on the closing price of Citizens common stock on June 23, 2006. Financial data for Citizens and the selected companies were based on publicly available research analysts’ estimates, public filings, other publicly available information and, in the case of calendar year 2007 estimated GAAP EPS and cash EPS of Citizens and Republic, internal estimates of Citizens’ management. This analysis indicated the following implied high, median and low multiples for the selected companies, as compared to corresponding multiples implied for Citizens:

							Implied Multiples
	Implied Multiples						for Citizens Based
	for Selected Companies						on Closing Stock
Closing Stock Price as Multiples of:	High		Median		Low		Price on 6/23/06

EPS
Calendar 2006 GAAP	15.8	x	13.9	x	11.5	x	13.4x
Calendar 2006 Cash	15.8	x	13.7	x	11.4	x	13.1x
Calendar 2007 GAAP	14.0	x	13.0	x	11.1	x	12.9x
Calendar 2007 Cash	13.8	x	12.8	x	10.8	x	12.6x
Book Value	2.42	x	1.92	x	1.44	x	1.74x
Tangible Book Value	2.77	x	2.35	x	1.67	x	1.93x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Citizens to calculate the estimated present value of the standalone cash flows that Citizens could generate over calendar years 2007 through 2012. Estimated financial data for Citizens were based on internal estimates of Citizens’ management. UBS calculated a range of terminal values by applying forward cash net income terminal value multiples of 14.0x to 16.0x to Citizens’ calendar year 2012 estimated cash net income. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.5% to 13.5%. This analysis indicated the following implied per share equity reference range for Citizens, as compared to the closing price of Citizens common stock on June 23, 2006:

Implied per Share Equity	Closing Price of Citizens
Reference Range for Citizens	Common Stock on June 23, 2006

$25.03 — $29.96	$26.47

Pro Forma Financial Analyses

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the combined company to calculate the estimated present value of the cash flows that Citizens and Republic could generate on a combined basis over calendar years 2007 through 2012 after giving effect to potential cost savings and other adjustments anticipated by Citizens’ management to result from the proposed merger. Estimated financial data for Citizens and Republic were based on internal estimates of Citizens’ management. UBS calculated a range of terminal values by applying forward cash net income terminal value multiples of 14.0x to 16.0x to calendar year 2012 estimated cash net income of Citizens and Republic on a combined basis. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.5% to 13.5%. This analysis indicated the following implied per share pro forma equity reference range, as compared to the closing price of Citizens common stock on June 23, 2006:

Implied per Share	Closing Price of Citizens
Pro Forma Equity Reference Range	Common Stock on June 23, 2006

$25.79 — $31.20	$26.47

Accretion/Dilution Analysis

UBS analyzed the potential pro forma effect of the merger on Citizens’ calendar year 2007 estimated GAAP EPS and cash EPS assuming 70% and 100% of the potential cost savings anticipated by Citizens’ management to result from the proposed merger were realized and after giving effect to other merger-related adjustments provided to UBS by Citizens’ management. Estimated financial data for Citizens and Republic were based on internal estimates of Citizens’ management. Based on the merger consideration, this analysis indicated that the merger could be accretive to Citizens’ calendar year 2007 estimated GAAP EPS and cash EPS under each of the potential cost savings assumptions reviewed. Actual results may vary from projected results and the variations may be material.

Miscellaneous

Under the terms of UBS’ engagement, Citizens has agreed to pay UBS customary fees for its financial advisory services in connection with the merger, a portion of which was payable upon public announcement of the execution of the merger agreement and a significant portion of which is contingent upon consummation of the merger. UBS or its affiliates may also provide financing for a portion of the cash consideration to be paid by Citizens in connection with the merger. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Citizens and/or Republic and, accordingly, may at any time hold a long or short position in such securities.

Citizens selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Opinion of Republic’s Financial Advisor

Goldman Sachs, financial advisor to Republic, delivered its oral opinion to the Republic board of directors, subsequently confirmed in writing, that, as of June 26, 2006 and based upon and subject to the considerations described in its opinion and other matters as Goldman Sachs considered relevant, the merger consideration to be received by holders of shares of Republic common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 26, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion, is attached hereto as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Republic board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any stockholder should vote or make any election with respect to the merger or the consideration to be received pursuant thereto.

In connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and annual reports on Form 10-K of Republic and Citizens for the five fiscal years ended December 31, 2005;

•	certain interim reports to shareholders and quarterly reports on Form 10-Q of Republic and Citizens;

•	certain other communications from Republic and Citizens to their respective shareholders; and

•	certain internal financial analyses and forecasts for Republic prepared by the management of Republic and certain internal financial analyses and forecasts for Citizens prepared by the management of Citizens, as reviewed and approved by the management of Republic, including cost savings and operating synergies projected by the managements of Republic and Citizens to result from the merger.

Goldman Sachs also held discussions with members of the senior managements of Republic and Citizens regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of Republic and Citizens.

In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for the shares of Republic common stock and the shares of Citizens common stock;

•	compared certain financial and stock market information for Republic and Citizens with similar information for certain other selected companies, the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally; and

•	performed other studies and analyses, and considered other factors, as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed the accuracy and completeness of this information for purposes of rendering its opinion. In that regard, Goldman Sachs assumed, with the consent of the Republic board of directors, that the forecasts prepared by each of Republic’s and Citizens’ managements, including the estimates of synergies expected to result from the merger, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Republic and Citizens. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect to such portfolios and, accordingly, Goldman Sachs assumed that the allowances for losses are in the aggregate adequate to cover those losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Republic or Citizens or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the completion of the merger would be obtained without any adverse effect on Republic or Citizens or on the expected benefits of the merger in any way meaningful to its analysis.

Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Goldman Sachs’ opinion did not address the underlying business decision of Republic to engage in the merger. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of Citizens common stock will trade at any time.

The following is a summary of the material financial analyses presented by Goldman Sachs to the board of directors of Republic in connection with providing its opinion to the Republic board of directors. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to the analyses performed by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 21, 2006, and is not necessarily indicative of current market conditions.

Historical Market Performance Analysis

Goldman Sachs reviewed and compared the historical daily trading prices of Republic common stock, Citizens common stock and a composite index of “Midwestern Peers” composed of First Midwest Bancorp, Inc., Park National Corporation, UMB Financial Corporation, Old National Bancorp, MB Financial, Inc., Flagstar Bancorp, Inc., AMCORE Financial, Inc., First Financial Bancorp. and Irwin Financial Corporation for the five, three and one-year periods to June 21, 2006. The analysis indicated that for each of the periods presented, Republic common stock and Citizens common stock generally underperformed the Midwestern Peers index.

Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for Republic and Citizens to corresponding financial information, ratios and public market multiples for the following (a) publicly traded corporations in the banking industry based in the midwestern part of the U.S. (Midwestern Peers) and (b) large capitalization publicly traded corporations in the banking industry (Super Regional/Large Cap Group):

Midwestern Peers	Super-Regional/Large Cap Group

First Midwest Bancorp, Inc.	Wells Fargo & Company
UMB Financial Corporation	Wachovia Corporation
Park National Corporation	U.S. Bancorp
Old National Bancorp	National City Bank
MB Financial, Inc.	Fifth Third Bancorp
AMCORE Financial, Inc.	KeyCorp
First Financial Bancorp	Huntington Bancshares Incorporated

Although none of the selected companies is directly comparable to Republic or Citizens, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Republic and Citizens.

Goldman Sachs calculated and compared various financial multiples and ratios based on publicly available financial data as of March 31, 2006, information it obtained from SEC filings, Thomson Financial and SNL Financial and I/B/E/S estimates. Thomson Financial is a provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. SNL Financial is a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and merger and acquisition data for companies in the industries it covers. I/B/E/S is a database owned and operated by Thomson Financial that contains estimated and actual earnings, cash flows, dividends, sales, and pre-tax income data for companies in the United States, Europe, Asia and emerging markets. The multiples and ratios of Republic and Citizens were calculated using the closing prices of Republic common stock and Citizens common stock on June 21, 2006. The multiples and ratios for each of the selected companies were similarly based on the closing prices of the common stock of such companies as of June 21, 2006 and publicly available financial data as of March 31, 2006. With respect to the selected companies, Goldman Sachs calculated:

•	price as a percentage of the selected company’s 52-week high;

•	the multiple of price to 2006 and 2007 I/B/E/S median estimated earnings per share;

•	I/B/E/S estimated 5-year EPS growth rate;

•	the ratio of price to 2007 I/B/E/S median estimated earnings, as a multiple of I/B/E/S median estimated 5-year EPS growth rate;

•	the multiple of price to stated and tangible book value per share; and

•	dividend yield.

The following table presents the results of this analysis:

	% of 52-	P/E				I/B/E/S	2007E P/E		Price/Book				Dividend
Company	Week High	2006E		2007E		Growth	to Growth		Book		Tangible		Yield

Republic	77.1%	11.9	x	11.2	x	7.0%	1.6	x	2.0	x	2.0	x	4.1%
Citizens	84.0%	13.7	x	12.9	x	9.0%	1.4	x	1.8	x	2.0	x	4.3%
Midwestern Peers
Median	84.6%	15.3	x	13.9	x	7.0%	2.0	x	2.0	x	2.6	x	3.0%
Super-Regional/ Large Cap Group
Median	92.6%	12.3	x	11.5	x	10.0%	1.2	x	1.9	x	2.9	x	4.1%

Historical Exchange Ratio Analysis

Goldman Sachs reviewed the implied historical exchange ratios determined by dividing the closing price per share of Republic by the closing price per share of Citizens common stock over the five-year period from June 21, 2001 through June 21, 2006. In addition, Goldman Sachs calculated the average of these historical daily exchange ratios for the five-year period ended June 21, 2006 and as of June 21, 2006. The following table presents the results of the analysis.

Exchange Ratio

Five-Year Average	0.37x
High	0.47x
Low	0.25x
As of June 21, 2006	0.40x

Discounted Cash Flow Analysis

Goldman Sachs performed a discounted cash flow analysis with respect to each of Republic and Citizens using I/B/E/S median earnings estimates for 2006 and 2007 and earnings growth rate estimates for each company of 8% thereafter through 2012. In performing its analysis, Goldman Sachs assumed each entity continued to operate as a stand-alone entity and applied terminal multiples ranging from 10.0x to 14.0x for Republic and 11.5x to 15.5x for Citizens and discount rates ranging from 9.6% to 13.6% for Republic and 8.9% to 12.9% for Citizens.

This analysis resulted in a range of illustrative per share value indications as presented below:

Illustrative per Share
Value Indications

Republic	$10.69-$16.26
Citizens	$26.08-$39.34

Contribution and Implied Exchange Ratio Analysis

Goldman Sachs also analyzed the relative contribution of each of Republic and Citizens to certain balance sheet and income statement items of the combined entity. In addition, Goldman Sachs calculated an implied exchange ratio based on certain of such relative contributions and calculated the implied percentage premium that such an exchange ratio would represent over the market price of Republic common stock at June 21, 2006. The results of Goldman Sachs’ analysis are set forth in the following table:

	Relative Contribution		Implied
	Citizens	Republic	Exchange Ratio		Market Premium

Earnings
2005A	53.7%	46.3%	0.49	x	22.8%
2006E (I/B/E/S)	55.4	44.6	0.46		15.0
2007E (I/B/E/S)	55.2	44.8	0.46		15.6
LTM Income Statement
Net Interest Income	64.6%	35.4%	0.31	x	(21.9)%
Non-Interest Income	71.0	29.0	0.23		(41.8)
Non-Interest Expense	72.6	27.4	NM		NM
Balance Sheet (as of March 31, 2006)
Assets	55.1%	44.9%	0.46	x	16.2%
Deposits	64.2	35.8	0.32		(20.4)
Common Equity	61.6	38.4	0.35		(11.0)
Tangible Common Equity	59.3	40.7	0.39		(2.1)
Market Data (at June 21, 2006)
Market Capitalization	58.8%	41.2%	0.40	x
		High/Low Range	0.23x - 0.49x		(41.8)% - 22.8%
		Median	0.39		(2.1)
		Mean	0.39		(3.1)

Selected Transactions Analysis

Goldman Sachs analyzed certain information relating to the following transactions in the banking and thrift industries located in the Midwest since January 1, 2000 with transaction values between $200 million and $2 billion.

•	BNP Paribas Group/ Commercial Federal Corp.

•	BNP Paribas Group/ Community First Bankshares

•	Marshall & Ilsley Corp./ Gold Banc Corp. Inc.

•	Associated Banc-Corp/ First Federal Capital Corp.

•	Huntington Bancshares Inc./ Unizan Financial Corp.

•	Marshall & Ilsley Corp./ Mississippi Valley Bancshares

•	National City Corp./ Allegiant Bancorp Inc.

•	Wells Fargo & Company/ First Commerce Bancshares Inc.

•	BB&T Corp./ AREA Bancshares Corp.

•	MB Financial, Inc./ First Oak Brook Bancshares

•	BB&T Corp./ Mid-America Bancorp

•	Sky Financial Group Inc./ Waterfield Mortgage Co.

•	Sky Financial Group Inc./ Second Bancorp Inc.

•	First Midwest Bancorp Inc./ Bank Calumet Inc.

•	Park National Corp./ Security Banc Corp.

•	Associated Banc-Corp/ State Financial Services Corp.

•	Wells Fargo & Company/ Brenton Banks Inc.

•	MAF Bancorp Inc./ St. Francis Capital Corp.

•	Marshall & Ilsley Corp./ National City Bancorp.

•	Fifth Third Bancorp/ Capital Holdings Inc.

•	Charter One Financial/ Alliance Bancorp

•	BMO Financial Group/ New Lenox Holding Co.

•	Bank of Montreal/ First National Bancorp Inc.

The following table compares information derived by Goldman Sachs with respect to the median implied value received by stockholders in the second-named merger partner (target) for these transactions.

	Republic/		Selected
	Citizens		Transactions

Premium to Market
Relative to 10-day trading average prior to June 21, 2006	29.5%		25.2	%(1)
Relative to market price as of June 21, 2006	30.0%		25.2	%(1)
Price/Earnings
Price/2006 I/B/E/S estimates	15.5	x	15.5	x
Price/2007 I/B/E/S estimates	14.5	x	N/A
Price/Book Value
Price/Stated Book Value	2.6	x	2.3	x
Price/Tangible Book Value	2.6	x	2.5	x
Core Deposit Premium	29.5%		19.1%

(1)	Based on market price of target common stock 6-days prior to transaction announcement.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ analyses and opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Republic, Citizens or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing an opinion to the Republic board of directors as to the fairness, from a financial point of view, of the consideration to be received by holders of shares of Republic common stock, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Republic, Citizens, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, the opinion of Goldman Sachs to the Republic board of directors was one of many factors taken into consideration by the Republic board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Republic in connection with, and has participated in certain of the negotiations leading to, the merger.

Goldman Sachs is a full-service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide these services to Republic, Citizens and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Republic and Citizens for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

Republic selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated May 2, 2006, Republic engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction with Citizens. Pursuant to the letter agreement, Goldman Sachs will be paid customary fees in connection with the transaction, and Republic has agreed to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

Interests of Citizens’ and Republic’s Executive Officers and Directors in the Merger

Some of the members of Citizens’ and Republic’s management, including Mr. Hartman who is also a director of Citizens, and Messrs. Campbell and Cluckey who are also directors of Republic, have interests in the merger, which are described below, that are in addition to, or different from, the interests of Citizens and Republic stockholders generally. The Citizens and Republic boards of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Amended and Restated Employment Agreement with William R. Hartman

In connection with the execution of the merger agreement, Citizens entered into an employment agreement with William R. Hartman, Citizens’ Chairman, President and Chief Executive Officer, with a term commencing upon completion of the merger and ending on December 31, 2012. Upon completion of the merger, the agreement will supersede Mr. Hartman’s existing employment agreement with Citizens. Under the agreement, Mr. Hartman will serve as the Chief Executive Officer (“CEO”) of Citizens from the effective date of the merger until December 31, 2010 and as Executive Chairman of Citizens from January 1, 2011 to December 31, 2012. Mr. Hartman will also continue as a member of the Citizens board of directors and will serve as the Chairman of the board beginning on the first anniversary of the completion of the merger. While serving as CEO, Mr. Hartman will receive an annual base salary of at least $740,000, will have a target annual bonus of no less than 75% of his annual base salary and will receive annual equity incentive awards on terms and conditions no less favorable than those provided to other senior executives of Citizens. In addition, equity incentive awards granted to Mr. Hartman prior to December 31, 2010 will vest no later than December 31, 2010. While serving as Executive Chairman, Mr. Hartman’s annual base salary, which will be no less than 50% of his final annual base salary while serving as CEO, annual bonus and annual equity incentive awards will be determined by Citizens’ compensation committee in its sole discretion. In addition, the agreement amends Mr. Hartman’s supplemental retirement agreement with Citizens to provide for a normal retirement age of 62.5 instead of 65, to permit him to elect the form of his retirement benefit, including a lump sum option and to provide that, in the event he dies while employed by Citizens, his spouse will be entitled to his benefit determined as if he had retired as of the date of death. Mr. Hartman will be entitled to employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives of Citizens, which will include tax grossed-up club fees and dues. Mr. Hartman and his spouse will also be eligible participate in Citizens’ group healthcare programs for retirees at their expense. Mr. Hartman’s existing change in control and indemnification agreements will remain in effect, although he has waived his rights under the change in control agreement in connection with the merger.

In the event that, during the term, Mr. Hartman’s employment is terminated by Citizens without “cause” or by Mr. Hartman for “good reason” (each, as defined in the agreement), he will receive a lump sum payment consisting of accrued amounts, including a pro-rata target bonus for the year of termination, and an amount equal to the sum of his base salary and target bonus, multiplied by the greater of three and the number of days remaining until December 31, 2010, divided by 365. In addition, all of his equity compensation awards will vest and generally remain exercisable for their full term and Mr. Hartman and his eligible dependents will be entitled to continued welfare benefits for the three-year period following the date of termination. The agreement also entitles Mr. Hartman to an excise tax gross up in respect of any payments and benefits received in connection with a change in control of Citizens that exceed the limit under Section 280G of the Internal Revenue Code and contains certain restrictive covenants, including non-solicitation and non-competition restrictions during the employment period and for two years after termination of his employment for any reason.

Retention Agreements with Certain Executive Officers

In connection with the merger, Citizens has entered into retention agreements with four of its executive officers, Roy A. Eon, Randall J. Peterson, John D. Schwab and Clinton A. Sampson. Pursuant to these retention agreements, Messrs Eon, Peterson, Schwab and Sampson would be entitled to lump sum retention bonuses of $200,000, $150,000, $150,000 and $150,000 following December 31, 2008, provided that they remain an active employee of Citizens through December 31, 2008 and their job performance continues at an acceptable level consistent with their past performance. Mr. Eon would also be entitled to full vesting of any restricted shares of Citizens common stock that he owns as of December 31, 2008. Pursuant to these retention agreements, the executive officers have agreed that the merger with Republic will not constitute a change in control under their existing change in control agreements with Citizens.

Existing Citizens Change in Control Agreements

Citizens has entered into change in control agreements that contain change in control severance provisions with 14 executive officers, including Mr. Hartman, who is a director of Citizens. Under these agreements, if, during the three month period prior to, or the 24-month period following, a change in control, the employment of a covered executive is terminated involuntarily by Citizens (other than for cause) or by the covered executive due to a “constructive termination” (as described in the agreements), the covered executive will be entitled to receive a lump sum payment equal to a multiple times the sum of the executive’s base salary and the greater of the executive’s target bonus for the year of termination or the highest bonus paid to the executive in the last three full calendar years of employment (the multiple is three for 10 of the executive officers (including Mr. Hartman and Citizens’ other named executive officers), two for three of the executive officers and one for one of the executive officers). The covered executive will also be entitled to continued medical, dental and life insurance coverage for a period of 36, 24 or 12 months (which corresponds to the severance multiple noted above), transfer of club membership, full vesting of stock options and restricted stock awards and payment of up to $20,000 (or 10% of the executive’s annual base salary if less) for outplacement services. Each change in control agreement entitles the covered executive to an excise tax gross up in respect of any payments and benefits received in connection with a change in control of Citizens that exceed the limit under Section 280G of the Internal Revenue Code. The covered executives are subject to a standard ongoing confidentiality obligation and non-competition restrictions for 24 months (12 months for the one executive officer whose severance multiple is one) after termination of their employment for any reason. The merger will be a change in control for purposes of these agreements. Assuming the merger is completed on [          , 2006] and each covered executive experiences a qualifying termination immediately after completion of the merger, the aggregate amount of cash severance (based upon current base salaries and the most recent bonus amounts) that would be payable to the executive officers (other than Messrs. Hartman, Eon, Peterson, Schwab and

Sampson who have waived their rights under their existing change in control agreements) under the existing change in control agreements will be approximately $[          ] in the aggregate, less applicable withholding.

Citizens Equity-Based Awards

Under the terms of Citizens’ existing equity compensation plans and underlying award agreements, the merger constitutes a change in control of Citizens and, as a result, stock options and restricted shares granted to the executive officers [and non-employee directors] prior to the date on which the merger agreement was entered into will become fully vested and free of restrictions in connection with the completion of the merger. The aggregate number of stock options to acquire Citizens common stock held by the [          ] executive officers that will vest as a result of the merger is zero and the aggregate number of shares of Citizens restricted stock held by the [          ] executive officers that will vest and become free of restrictions as a result of the merger is [          ]. The aggregate number of stock options to acquire Citizens common stock held by the non-employee directors of Citizens that will vest as a result of the merger is [zero] and the aggregate number of shares of Citizens restricted stock held by the [          ] non-employee directors of Citizens that will vest and become free of restrictions as a result of the merger is [          ].

New Employment Agreement between Citizens and Dana M. Cluckey

In connection with the execution of the merger agreement, Citizens entered into an employment agreement with Mr. Cluckey, with a term commencing upon completion of the merger and ending on December 31, 2011, subject to annual renewal thereafter. From and after the effective date of merger, the agreement will supersede Mr. Cluckey’s existing change in control severance agreement with Republic. Mr. Cluckey will serve as President and Chief Operating Officer (“COO”) of Citizens from the effective date of the merger until December 31, 2010 and as President and CEO of Citizens from January 1, 2011 to December 31, 2011. Mr. Cluckey will also be a member of the Citizens board of directors. While serving as President and COO, Mr. Cluckey will receive annual base salary at a rate of at least 90% of Mr. Hartman’s annual base salary, but in no event less than $667,000, will have a target bonus of not less than 90% of Mr. Hartman’s target bonus and will receive annual equity incentive awards with a value of no less than 90% of those awarded to Mr. Hartman. While serving as President and CEO, Mr. Cluckey’s annual base salary and annual bonus, which will be no less than those in effect as of December 31, 2010, and annual equity incentive awards will be determined by Citizens’ compensation committee. Mr. Cluckey will be entitled to employee benefits, fringe benefits and perquisites on a basis no less favorable than those provided to other senior executives of Citizens, which will include tax grossed-up club fees and dues. Following completion of the merger, subject to his execution and non-revocation of a release of claims against Republic, Mr. Cluckey will be paid $[     ], which is equal to the cash severance that is payable upon a qualifying termination under his existing change in control severance agreement with Republic. Consistent with the terms of his prior agreement with Republic, Mr. Cluckey is entitled to an excise tax gross up in respect of any payments and benefits received in connection with a change in control that exceed the limit under Section 280G of the Internal Revenue Code. Citizens will enter into a change in control agreement with Mr. Cluckey to be effective following completion of the merger.

In the event that, during the term, Mr. Cluckey’s employment is terminated by Citizens without “cause” or by Mr. Cluckey for “good reason” (each, as defined in the agreement), Mr. Cluckey will be paid a lump sum cash payment equal to the sum of (1) accrued amounts, including a pro-rata target bonus for the year of termination and (2) three times the sum of his base salary and target bonus. In addition, upon such a termination (1) equity compensation awards will vest and generally remain exercisable for their full term, (2) Mr. Cluckey and his eligible dependents will be entitled to continued health and welfare benefits for the three-year period following the date of termination and (3) Mr. Cluckey’s club membership will be transferred to him.

The agreement also entitles Mr. Cluckey to an excise tax gross up in respect of any payments and benefits received in connection with a change in control of Citizens that exceed the limit under Section 280G of the Internal Revenue Code. Mr. Cluckey and Citizens are subject to a mutual post-employment non-disparagement covenant and Mr. Cluckey is subject to a standard ongoing confidentiality obligation and non-solicitation and non-competition restrictions during the employment period and for two years after termination of his employment for any reason.

New Employment Agreement between Citizens and Jerry D. Campbell

In connection with the execution of the merger agreement, Citizens entered into an employment agreement with Jerry D. Campbell, Chairman of Republic’s board, with a four-year term that commences upon completion of the merger and, from and after the effective date of the merger, supersedes his existing change in control severance agreement with Republic. During the term, Mr. Campbell will serve as an employee of Citizens, member of Citizens’ board of directors, the non-executive Chairman of the Citizens board of directors for the first year of the term and, if he chooses, Chairman of the board of directors of CR Wealth Management N.A. (currently named Citizens Bank Wealth Management, N.A.) throughout the term. During the term, Mr. Campbell will receive an annual base salary of $250,000 and will be entitled to a $125,000 bonus during the first fiscal year of the term and a discretionary bonus of up to $125,000 for each subsequent fiscal year during the remainder of the term. In return for his board services, Mr. Campbell will receive fees (including equity incentive awards), in accordance with Citizens’ policies for non-employee directors as in effect from time to time, a $10,000 retainer fee during the year he serves as non-executive Chairman of the Citizens’ board of directors, and an additional retainer fee of $5,000 for each year, if any, he serves as Chairman of the board of directors of CR Wealth Management Corp. During the term, Mr. Campbell will be eligible to participate in Citizens’ employee benefit plans and may continue to participate in Citizens’ group health care plan following termination of his employment on the same terms available to other eligible retirees. During the four-year period following completion of the merger, Mr. Campbell will continue to have use of an office in Ann Arbor, Michigan and will be provided with an administrative assistant.

Following completion of the merger and subject to his execution and non-revocation of a release of claims against Republic, Mr. Campbell will be paid $[     ], which is equal to the cash severance that is payable upon a qualifying termination under his existing change in control severance agreement and, if the employment term is terminated prior to the third anniversary of the completion of the merger, Mr. Campbell will be provided the benefits due upon a qualifying termination under his existing employment agreement. Consistent with the terms of his prior agreement with Republic, Mr. Campbell is entitled to an excise tax gross up in respect of any payments and benefits received in connection with a change in control that exceed the limit under Section 280G of the Internal Revenue Code.

In the event that, following completion of the merger and during the term Mr. Campbell’s new employment agreement, his employment is terminated by Citizens without “cause” or due to his death or disability, Mr. Campbell (or his estate) will receive a lump sum payment equal to the annual salary that he would otherwise have received during the term. Citizens and Mr. Campbell are subject to a mutual post-employment non-disparagement covenant and Mr. Campbell is subject to a standard ongoing confidentiality obligation and to a one-year post-employment non-solicitation restriction and a non-competition restriction for at least one year following the merger.

Employment Letters between Citizens and Each of Thomas F. Menacher and Debra A. Hanses

In connection with the execution of the merger agreement, Citizens entered into employment letters with Thomas F. Menacher and Debra A. Hanses, each of which will be effective upon completion of the merger and, from and after the effective date of the merger, supersedes their existing agreements with Republic. Mr. Menacher will serve as an Executive Vice President of Citizens and as merger integration manager in connection with the merger and Ms. Hanses will serve as an Executive Vice President of Citizens. Under their respective letters, Mr. Menacher and Ms. Hanses are entitled to receive annual base salaries of $250,000 and $225,000, respectively, and target bonuses of 50% and 35% of their annual base salaries, respectively. Mr. Menacher is entitled to receive a retention bonus of $100,000 on the one-year anniversary of the merger, subject to his continued employment with Citizens through that date, and following completion of the merger, Mr. Menacher will be paid $[     ], which is equal to the cash severance that is payable upon a qualifying termination under his existing change in control severance agreement with Republic. If Mr. Menacher experiences a qualifying termination of employment during the two-year period following the completion of the merger, he will be entitled to the other severance benefits under his existing change in control severance agreement (other than any equity-based benefits). Consistent with the terms of his prior agreement with Republic, Mr. Menacher is entitled to an excise tax gross up in respect of any payments or benefits in connection with the merger. Ms. Hanses is also entitled to receive additional bonuses of up to $70,000 during each year of her employment with Citizens based on certain achievements relating to working conditions at Citizens. Upon completion of the merger, Ms. Hanses will also receive a restricted stock award valued at $125,000 which will vest on the third anniversary of the grant date and a $125,000 cash bonus that is subject to repayment in the event that she is fired for “cause” or resigns in the one-year period after the merger. Mr. Menacher and Ms. Hanses will each also enter into change in control agreements with Citizens following the merger.

Existing Republic Change in Control Severance Agreements

Republic has previously entered into change in control severance agreements with Messrs. Campbell, Cluckey, Eckhold, and Menacher that would be triggered upon consummation of the merger. Under these agreements, if, during the six-month period prior to, or the two-year period following, a change in control of Republic, an executive officer’s employment is terminated by Republic without “cause” (as defined in the agreement) or by the executive officer with “good reason” (as defined in the agreement), the executive officer would be entitled to the following payments and benefits: (i) a lump sum severance payment equal to three times (two times in the case of Messrs. Eckhold and Menacher) the sum of the executive’s base salary and average bonus paid to the executive in the three years preceding the year of termination; (ii) a pro-rata bonus for the year of termination, with a bonus component of no less than the average bonus paid to the executive in the three years preceding the year of termination; (iii) three years (two years in the case of Messrs. Eckhold and Menacher) continued health and welfare benefits; (iv) full vesting of all unvested 401(k) contributions under the Republic Tax Deferred Savings Plan or payment of an amount equal to any such unvested amounts that are forfeited under the plan by reason of such termination; (v) an amount equal to three years (two years in the case of Messrs. Eckhold and Menacher) of Republic contributions under the Republic Tax Deferred Savings Plan; (vi) the cost of outplacement services of up to $50,000 for each of Mr. Cluckey and Mr. Menacher; and (vii) an amount equal to the product of (1) the excess of the amount which is the greater of: (x) the average of the high bid price and low ask price of Republic common stock at the close of trading on the termination date, and (y) the highest per share price for Republic common stock actually paid in connection with any change in control of Republic, and (2) the full number of unvested shares of restricted stock and unvested and un-exercisable stock options then held by the executive, reduced by amounts the executive would have been required to pay in exercising options, which unvested and un-exercisable stock options and unvested shares of restricted stock shall be cancelled upon making such payment. Each agreement also entitles the executive to an excise tax gross up in respect of any payments and benefits received in connection with a change in control that exceed the limit imposed by Section 280G of the Internal Revenue Code. The executives are subject to non-competition restrictions for one year after termination of their employment for any reason. Assuming the merger is completed on [          , 2006] and Mr. Eckhold experiences a qualifying termination immediately after completion of the merger, the amount of cash severance (based upon current base salary and the most recent bonus amounts) that would be payable to him under his existing change in control severance agreements will be approximately [$          ] less applicable withholding. As described above, Messrs. Cluckey, Campbell and Menacher, will be paid out severance under their existing agreements with Republic pursuant to their new employment arrangements with Citizens.

Republic Equity-Based Awards

Pursuant to actions taken by Republic in connection with the merger agreement and consistent with the terms of outstanding Republic equity award agreements and restricted shares granted to the executive officers prior to the date on which the merger agreement was entered into will become fully vested and free of restrictions in connection with the completion of the merger. The aggregate number of shares of Republic restricted stock held by the five executive officers that will vest and become free of restrictions as a result of the merger is [       ]. The merger will not cause the accelerated vesting of any stock options, stock warrants or restricted stock held by Republic’s non-employee directors.

Citizens Board of Directors after the Merger

Upon completion of the merger, Citizens will cause its board of directors to consist of sixteen directors, nine of whom will be current directors of Citizens or their nominees and seven of whom will be current Republic directors or their nominees. Messrs. Hartman, Campbell and Cluckey will be among the surviving corporation’s directors. At the Citizens’ 2008 annual shareholders’ meeting, eight Citizens-designated directors and six Republic-designated directors will be elected, and at the Citizens’ 2009 annual shareholders’ meeting the board, seven Citizens-designated directors and five Republic-designated directors will be elected. The board arrangements are described under “The Merger Agreement — Board of Directors of the Surviving Corporation; Bylaw Amendment.”

Listing of Common Stock on Nasdaq

Listing of Citizens Common Stock

It is a condition to the merger that the shares of Citizens common stock issuable in connection with the merger be authorized for quotation on The Nasdaq Global Select Market subject to official notice of issuance.

Delisting of Republic Common Stock

If the merger is completed, Republic common stock will be delisted from The Nasdaq Global Select Market and deregistered under the Exchange Act.

Dissenters’ Rights

Under Michigan law, a holder of shares of stock that is designated as a national market system security on an interdealer quotation system by the national association of securities dealers may not dissent from a merger in which a shareholder receives cash or shares which are also designated as a national market system security on an interdealer quotation system by the national association of securities dealers. Republic shareholders are not entitled to appraisal rights in connection with the merger because Republic shares and Citizens shares are so designated on Nasdaq.

ACCOUNTING TREATMENT

The merger will be accounted for using the purchase method of accounting with Citizens treated as the acquiror. Under this method of accounting, Republic’s assets and liabilities will be recorded by Citizens at their respective fair values as of the closing date of the merger. Financial statements of Citizens issued after the merger will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of Republic.

REGULATORY APPROVALS

Citizens and Republic have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board. Citizens and Republic have completed, or will complete, the filing of all applications and notices required in order to complete the merger.

Federal Reserve Board

The merger is subject to prior approval by the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended, which we refer to as the “BHCA.” The BHCA prohibits the Federal Reserve Board from approving a merger under Section 3 of the BHCA if (1) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other respect result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Section 3 of the BHCA requires the Federal Reserve Board, when considering transactions such as the merger, to consider the financial and managerial resources of Citizens and Republic and their depository institution subsidiaries, the effect of the merger on the convenience and needs of the communities to be served, and the institutions’ effectiveness in combating money laundering activities. As part of its consideration of these factors, we expect that the Federal Reserve Board will consider the regulatory status of Citizens Bank, F&M Bank — Iowa and

Republic Bank, including legal and regulatory compliance and the adequacy of the capital levels of the parties and the resulting institution.

Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account the records of performance of the insured depository institution subsidiaries of Citizens and Republic in meeting the credit needs of the communities served by such institutions, including low and moderate income neighborhoods. Each of the depository institution subsidiaries of Citizens and Republic has received either an outstanding or a satisfactory rating in its most recent Community Reinvestment Act performance evaluation from its federal regulator.

The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the Office of the Comptroller of the Currency, which we refer to as the “OCC,” and the Federal Deposit Insurance Corporation, which we refer to as the “FDIC.” The OCC and the FDIC have 30 days to submit their views and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from the OCC or FDIC within this 30-day period. A copy of the application is also provided to the United States Department of Justice, or “DOJ,” which will review the merger for adverse effects on competition. Furthermore, applicable federal law provides for the publication of notice and opportunity for public comment on the application. The Federal Reserve Board frequently receives comments and protests from community groups and others and may, in its discretion, choose to hold public hearings or a meeting on the application. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

The merger may not be completed until the 30th day after the Federal Reserve Board has approved the transaction, which may be reduced to 15 days by the Federal Reserve Board with the concurrence of the Attorney General of the United States. The commencement of an antitrust action by the DOJ would stay the effectiveness of the Federal Reserve Board’s approval unless a court specifically orders otherwise.

Other Notices and Approvals

Notifications and/or applications requesting approval must be submitted to various state banking and other regulatory authorities in connection with the change in control of Republic’s bank subsidiary.

We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of such approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. We also cannot assure you that the Department of Justice will not attempt to challenge the transaction on antitrust grounds or for other reasons and, if such a challenge is made, we cannot assure you as to its result. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. See “The Merger Agreement — Conditions to Complete the Merger.”

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following section describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Republic common stock. This discussion addresses only those holders that hold their Republic common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended in 1986 (the “Code”), and does not address all the U.S. federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as financial institutions, mutual funds, insurance companies, partnerships or other pass-through entities (and persons holding Republic common stock through a partnership or other pass-through entity), tax-exempt organizations, brokers or dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark to market method of accounting, expatriates or former long-term residents of the United States, persons that hold Republic common stock as part of a straddle, hedge, constructive sale, or conversion or other risk-reduction transaction and U.S. holders who acquired their shares of Republic common stock through the exercise of an employee stock option or otherwise as compensation.

The following is based upon the Code, its legislative history, Treasury regulations promulgated under the Code and published rulings and decisions, all as currently in effect as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, are not addressed in this discussion.

Holders of Republic common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Republic common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or resident;

•	a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Tax Consequences of the Merger Generally

Citizens and Republic have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Citizens’ obligation to complete the merger that Citizens receive an opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Republic’s obligation to complete the merger that Republic receive an opinion of its counsel, Cadwalader, Wickersham & Taft LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions are based on facts, representation and assumptions set forth in the opinion and the representations set forth in certificates to be received from Citizens and Republic. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service, and neither Citizens nor Republic intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a reorganization within the meaning of the Code. Based on this assumption, the following material U.S. federal income tax consequences will result from the merger:

•	for a U.S. holder who exchanges all of its shares of Republic common stock solely for shares of Citizens common stock in the merger, no gain or loss will be recognized, except with respect to cash received instead of a fractional share of Citizens common stock (see discussion below under “— Cash Received Instead of a Fractional Share of Citizens Common Stock”);

•	for a U.S. holder who exchanges all of its shares of Republic common stock solely for cash in the merger, capital gain or loss equal to the difference between the amount of cash received and its tax basis in the Republic common stock generally will be recognized; and

•	for a U.S. holder who exchanges its shares of Republic common stock for a combination of Citizens common stock and cash (other than cash received instead of a fractional share), gain (but not loss) will be recognized, and the gain recognized will be equal to the lesser of:

•	the excess, if any, of:

•	the sum of the cash and the fair market value of the Citizens common stock the U.S. holder received in the merger, over

•	the tax basis in the shares of Republic common stock surrendered by the U.S. holder in the merger, or

•	the amount of cash received;

•	any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of Republic common stock for more than one year at the time the merger is completed. Long-term capital gain of an individual generally is subject to a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations. In some cases, such as if the U.S. holder actually or constructively owns Citizens common stock immediately before the merger, such gain could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code, in which case such gain would be treated as ordinary dividend income. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder; and

•	no gain or loss will be recognized by Citizens or Republic in the merger.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the Citizens common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate tax basis in the Republic common stock surrendered in the merger, increased by the amount of taxable gain or dividend income, if any, recognized in the merger (excluding any gain resulting from the deemed receipt and redemption of a fractional share interest as described below), and decreased by the amount of cash, if any, received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of Citizens common stock received in the merger generally will include the holding period for the shares of Republic common stock exchanged therefor. For a U.S. holder who acquired different blocks of Republic common stock at different times and at different prices, realized gain or loss generally must be calculated separately for each identifiable block of shares exchanged in the merger, and a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. If a U.S. holder has differing bases or holding periods in respect of shares of Republic common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Citizens common stock received in the merger.

Cash Received Instead of a Fractional Share of Citizens Common Stock

A U.S. holder who receives cash instead of a fractional share of Citizens common stock will be treated as having received the fractional share of Citizens common stock pursuant to the merger and then as having exchanged the fractional share of Citizens common stock for cash in a redemption by Citizens. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of Citizens. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in any actual reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of Citizens common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Citizens common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A U.S. holder who receives Citizens common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax returns for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this document and is incorporated into this document by reference. You should read the merger agreement in its entirety, as it is the legal document governing this merger.

The Merger

Each of the Citizens board of directors and the Republic board of directors has unanimously approved the merger agreement, which provides for the merger of Republic with and into Citizens. Citizens will be the surviving corporation in the merger. Each share of Citizens common stock issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of Citizens, and each share of Republic common stock issued and outstanding at the effective time of the merger will be converted into either cash or Citizens common stock, as described below. See “— Consideration To Be Received in the Merger.”

The Citizens articles of incorporation will be the articles of incorporation, and the Citizens bylaws, as amended to include the bylaw provision described below under “— Board of Directors of the Surviving Corporation; Bylaw Amendment,” will be the bylaws, of the combined company after the completion of the merger.

Effective Time and Completion of the Merger

The completion of the merger is expected to take place within five business days after the satisfaction or waiver of all the conditions to closing. However, if such date would occur during the calendar month preceding any fiscal- or year-end, then Citizens may delay the closing until a date in the first full week of the immediately following month.

We currently expect that the merger will be completed in the fourth quarter of 2006, subject to Citizens and Republic shareholders’ approval of the proposals described herein, as applicable, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods prior to such date. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, Citizens and Republic will obtain the required approvals or complete the merger.

Board of Directors of the Surviving Corporation; Bylaw Amendment

Upon completion of the merger, Citizens will cause its board of directors to consist of sixteen directors, nine of whom will be current directors of Citizens or their nominees (“Citizens Directors”) and seven of whom will be current Republic directors or their nominees (“Republic Directors”). Mr. Hartman will be one of the Citizens Directors, and Messrs. Campbell and Cluckey will be among the Republic Directors. Following Citizens’ 2008 annual shareholders’ meeting and until the 2009 annual shareholders’ meeting, the board will consist of eight Citizens Directors and six Republic Directors. Following Citizens’ 2009 annual shareholders’ meeting and until the 2010 annual shareholders’ meeting, the board will consist of seven Citizens Directors and five Republic Directors. The resignations of Citizens Directors will be chosen by majority vote of the Citizens Directors, and the resignations of Republic Directors will be chosen by majority vote of the Republic Directors. However, none of Messrs. Hartman, Campbell or Cluckey will be required to resign. All vacancies on the board created by the cessation of service of a Citizens Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee by a majority of the remaining Citizens Directors, and all vacancies on the board created by the cessation of service of a Republic Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee by a majority of the remaining Republic Directors. Citizens will adopt a new Article III Section 14 of its bylaws providing for the foregoing terms, which bylaw cannot be amended before Citizens’ 2010 annual shareholders’ meeting without the approval of 75% of the board.

Mr. Campbell will be appointed the Chairman of the Board of Citizens and will serve as such until the first anniversary of the completion of the merger, after which time Mr. Hartman will be appointed the Chairman of the Board to serve as such until December 31, 2012.

On or prior to the completion of the merger, Citizens will cause each committee of the board to be composed of Citizens Directors and Republic Directors in the same approximate ratio as the membership of Citizens Directors and Republic Directors on the board. One Republic Director and three Citizens Directors designated by the board will serve as the chairman of the Risk Management Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Audit Committee of Citizens.

In addition, effective as of the completion of the merger, the board of Directors of Citizens Bank Wealth Management, N.A., which will be renamed CR Wealth Management, N.A., will consist of fourteen directors, including eight Citizens Directors and six Republic Directors designated by the Citizens board, including Mr. Campbell. In addition, pursuant to his employment agreement with Citizens, Mr. Campbell may elect, at his discretion, to serve as chairman until the fourth anniversary of the completion of the merger.

Consideration To Be Received in the Merger

As a result of the merger, each Republic shareholder will have the right, with respect to each share of Republic common stock held, to elect to receive merger consideration consisting of either cash or shares of Citizens common stock, subject to adjustment as described below. The aggregate value of the merger consideration will fluctuate with the market price of Citizens common stock and will be determined based on the average closing price of Citizens common stock on Nasdaq for the ten trading days ending on the day before the completion of the merger.

Whether a Republic shareholder makes a cash election or a stock election, the value of the consideration that such shareholder will receive as of the completion date will be substantially the same based on the average Citizens closing price used to calculate the merger consideration. A chart showing the cash and stock merger consideration at various assumed average closing prices of Citizens common stock is provided on page [  ] of this document.

Republic shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are a Republic shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of Citizens common stock or a mixture of cash and shares of Citizens common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are a Republic shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each Republic shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Republic common stock held by such holder, an amount in cash equal to the Per Share Amount (determined as described below). We sometimes refer to this cash amount as the “cash consideration.” Based on the average closing price of Citizens common stock for the ten trading days ending [          ], 2006, if the merger had been completed on [          ], 2006, the cash consideration would have been approximately $[          ]. The aggregate amount of cash that Citizens has agreed to pay to all Republic shareholders in the merger is fixed at $154,850,330. As a result, even if a Republic shareholder makes a cash election, that holder may nevertheless receive a prorated mix of cash and stock if Republic shareholders as a whole elect to receive cash consideration in an aggregate amount greater than such fixed sum.

The “Per Share Amount” is the amount, rounded to two decimal places, obtained by adding (A) $2.08 and (B) the product, rounded to two decimal places, of 0.4378 times the Citizens Closing Price.

The “Citizens Closing Price” is the average, rounded to three decimal places, closing sale price of Citizens common stock on Nasdaq for the ten trading days ending the day before completion of the merger.

Stock Election

The merger agreement provides that each Republic shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Republic common stock held, a fraction of a share of Citizens common stock equal to the Exchange Ratio (determined as described below). We sometimes refer to such fraction of a share of Citizens common stock as the “stock consideration.” Based on the average of the closing prices of Citizens common stock for the ten trading days ended [          ], 2006, if the merger had been completed on [          ], 2006, the stock consideration would have been 0.[          ] of a share of Citizens common stock. The total number of shares of Citizens common stock that will be issued in the merger is fixed, subject to corresponding increases if shares of Republic common stock are issued upon the exercise of outstanding Republic stock options, upon vesting of other stock-settled awards or as otherwise permitted by the merger agreement, prior to completion of the merger. As a result, even if a Republic shareholder makes a stock election, that holder may nevertheless receive a prorated mix of cash and stock if Republic shareholders as a whole elect to receive stock consideration in an aggregate amount greater than such fixed number of shares.

The “Exchange Ratio” is defined in the merger agreement as the quotient, rounded to four decimal places, obtained by dividing the Per Share Amount (as described above) by the Citizens Closing Price (as described above).

No fractional shares of Citizens common stock will be issued to any holder of Republic common stock upon completion of the merger. For each fractional share that would otherwise be issued, Citizens will pay cash in an amount equal to the fraction multiplied by the Citizens Closing Price. No interest will be paid or accrued on cash payable to holders instead of fractional shares. The cash to be paid in respect of fractional shares is not included in the aggregate cash limit described above under “— Cash Election.”

Non-Election Shares

If you are a Republic shareholder and you do not make an election to receive cash or Citizens common stock in the merger, your elections are not received by the exchange agent by the election deadline, or your forms of election are improperly completed and/or are not signed, you will be deemed not to have made an “election.” Shareholders not making an election may be paid in only cash, only Citizens common stock or a mix of cash and shares of Citizens common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Republic shareholders using the proration adjustment described below.

Proration

The total number of shares of Citizens common stock that will be issued in the merger is approximately [     ] million, based on the number of shares of Republic common stock outstanding on [          ], 2006, and the cash that will be paid in the merger is fixed at $154,850,330. As a result, if more Republic shareholders make valid elections to receive either Citizens common stock or cash than is available as merger consideration under the merger agreement, those Republic shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election. If the number of shares of Republic common stock outstanding increases prior to the date of completion of the merger due to the issuance of shares of Republic common stock upon the exercise of outstanding Republic stock options, the vesting of other stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of Citizens shares to be issued as consideration in the merger will be increased accordingly. Subject to this potential increase, the total number of shares of Citizens common stock that will be issued in the merger is fixed. The cash and stock elections are subject to adjustment to preserve the limitations described above on the stock and cash to be issued and paid in the merger. As a result, if you make an election to receive only stock or only cash, you may nevertheless receive a mix of cash and stock.

Adjustment if Cash Pool is Oversubscribed

Stock may be issued to Republic shareholders who make cash elections if the available $154,850,330 cash pool is oversubscribed. The total number of shares of Republic common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The number of shares of Republic common stock that will be converted into the right to receive cash in the merger, which we refer to as the “Cash Conversion Number,” is equal to the quotient obtained by dividing (1) $154,850,330 by (2) the Per Share Amount. For example, if the Per Share Amount were $14.00, the Cash Conversion Number would be approximately 11,060,738 ($154,850,330/$14.00), meaning that approximately 11,060,738 shares of Republic common stock must be converted into the right to receive $14.00 in cash, regardless of whether Republic shareholders have made cash elections for a greater or lesser number of shares of Republic common stock.

If the Cash Election Number is greater than the Cash Conversion Number, the cash election is oversubscribed. If the cash election is oversubscribed, then:

•	a Republic shareholder making a stock election, no election or an invalid election will receive the stock consideration for each share of Republic common stock as to which it made a stock election, no election or an invalid election; and

•	a Republic shareholder making a cash election will receive:

•	the cash consideration for a number of shares of Republic common stock equal to the product obtained by multiplying (1) the number of shares of Republic common stock for which such shareholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

•	the stock consideration for the remaining shares of Republic common stock for which the shareholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Conversion Number was 5 million, and

•	the Cash Election Number was 10 million (in other words, only 5 million shares of Republic common stock can receive the cash consideration, but Republic shareholders have made cash elections with respect to 10 million shares of Republic common stock), then a Republic shareholder making a cash election with respect to 1,000 shares of Republic common stock would receive the cash consideration with respect to 500 shares of Republic common stock (1,000x5/10 and the stock consideration with respect to the remaining 500 shares of Republic common stock. Therefore, if the Citizens Closing Price was equal to $25.25, the Per Share Amount would be $13.13 ($2.08 + 0.4378 × $25.25) and Republic shareholder would receive 260 (500 × $13.13 ÷ $25.25) shares of Citizens common stock and approximately $6,565 in cash (500 × $13.13).

Adjustment if the Cash Pool is Undersubscribed

Cash may be issued to shareholders who make stock elections if the available $154,850,330 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash election is undersubscribed, then all Republic shareholders making a cash election will receive the cash consideration for all shares of Republic common stock as to which they made a cash election. Republic shareholders making a stock election, Republic shareholders who make no election and Republic shareholders who failed to make a valid election will receive cash and/or Citizens common stock based in part on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares.  If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a Republic shareholder making a stock election will receive the stock consideration for each share of Republic common stock as to which it made a stock election; and

•	a Republic shareholder who made no election or who did not make a valid election with respect to any of its shares will receive:

•	the cash consideration with respect to the number of shares of Republic common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such Republic shareholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

•	the stock consideration with respect to the remaining non-election shares held by such shareholder.

Example of Scenario 1

Assuming that:

•	the Cash Conversion Number is 5 million,

•	the Cash Election Number is 2 million (in other words, 5 million shares of Republic common stock must be converted into cash consideration but Republic shareholders have made a cash election with respect to only 2 million shares of Republic common stock, so the Shortfall Number is 3 million), and

•	the total number of non-election shares is 4 million,

then a Republic shareholder that has not made an election with respect to 1,000 shares of Republic common stock would receive the per share cash consideration with respect to 750 shares of Republic common stock (1,000x3/4) and the per share stock consideration with respect to the remaining 250 shares of Republic common stock. Therefore, if the Citizens Closing Price was equal to $25.25, the Per Share Amount would be $13.13 ($2.08 + 0.4378 × $25.25) and Republic shareholder would receive 130 shares of Citizens common stock (250 × $13.13 ÷ $25.25) and approximately $9,848 in cash (750 × $13.13).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares.  If the Shortfall Number exceeds the number of non-election shares, then:

•	a Republic shareholder who made no election or who has not made a valid election will receive the cash consideration for each share of Republic common stock for which it did not make a valid election; and

•	a Republic shareholder making a stock election will receive:

•	The cash consideration with respect to the number of shares of Republic common stock equal to the product obtained by multiplying (1) the number of shares of Republic common stock with respect to which the shareholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

•	stock consideration with respect to the remaining shares of Republic common stock held by such shareholder as to which it made a stock election.

Example of Scenario 2

Assuming that:

•	the Cash Conversion Number is 5 million,

•	the Cash Election Number is 2 million (in other words, 5 million shares of Republic common stock must be converted into the cash consideration but Republic shareholders have made a cash election with respect to only 2 million shares of Republic common stock, so the Shortfall Number is 3 million),

•	the number of non-election shares is 2 million (so the Shortfall Number exceeds the number of non-election shares by 1 million), and

•	the number of stock election shares is 16 million,

then a Republic shareholder that has made a stock election with respect to 1,000 shares of Republic common stock would receive the cash consideration with respect to 62.5 shares of Republic common stock (1,000 × 1/16) and the stock consideration with respect to the remaining 937.5 shares of Republic common stock. Therefore, if the Citizens Closing Price was equal to $25.25, the Per Share Amount would be $13.13 ($2.08 + 0.4378 × $25.25) and Republic shareholder would receive 487 (937.5 × $13.13 ÷ $25.25, rounded down to the nearest share) shares of Citizens common stock, and approximately $833 (62.5 × $13.13) in cash (including $12.63 in cash for the fractional shares).

Stock Options and Other Stock-Based Awards

Each outstanding option to acquire Republic common stock granted under Republic’s stock option and incentive plans will be converted automatically at the effective time of the merger into an option to purchase Citizens common stock and will continue to be governed by the terms of the Republic stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of Citizens common stock subject to the new Citizens stock options will be equal to the product of the number of shares of Republic common stock subject to the Republic stock option and the Exchange Ratio (determined as described above under the heading “— Consideration To Be Received in the Merger”), rounded down to the nearest whole share; and

•	the exercise price per share of Citizens common stock subject to the new Citizens stock option will be equal to the exercise price per share of Republic common stock under the Republic stock option divided by the Exchange Ratio, rounded up to the nearest whole cent.

Each outstanding restricted share of Republic common stock will be converted automatically at the effective time of the merger into the right to receive, on the same terms and conditions as applied to such restricted shares immediately prior to the effective time of the merger (including transfer restrictions), the number of Citizens whole shares equal to the number of Republic restricted shares times the Exchange Ratio, and subject to Citizens’ right to deduct and withhold any amounts required under the Code or applicable state or local tax law when the restrictions on such restricted shares lapse. Any Republic restricted share that is not subject to transfer restrictions at the effective time of the merger, including those whose transfer restrictions will lapse in connection with the merger, will be converted into the right to receive the merger consideration (less applicable withholding), consisting of either cash or Citizens common stock, as elected by the holder of such restricted Republic share, subject to the same election procedures and proration as applicable to a holder of unrestricted Republic shares.

Each outstanding warrant to acquire Republic common stock granted under Republic’s stock option and incentive plans will be converted automatically at the effective time of the merger into a warrant to acquire Citizens common stock and will continue to be governed by the terms of the Republic stock plan and related grant agreements under which it was granted, except that:

•	the number of shares of Citizens common stock subject to the new Citizens warrant will be equal to the product of the number of shares of Republic common stock subject to the Republic warrant and the

Exchange Ratio (determined as described above under the heading “— Consideration To Be Received in the Merger”), rounded down to the nearest whole share; and

•	the exercise price per share of Citizens common stock subject to the new Citizens warrant will be equal to the exercise price per share of Republic common stock under the Republic warrant divided by the Exchange Ratio, rounded up to the nearest whole cent.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Republic common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, the exchange agent will exchange certificates representing shares of Republic common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. American Stock Transfer & Trust Company will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

The form of election and related transmittal materials are being delivered with this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both.

Unless otherwise agreed to in advance by Citizens and Republic, the election deadline will be 5:00 p.m., eastern time, on [          ], which is the day prior to the Republic shareholder’s meeting. Citizens and Republic will issue a press release announcing the date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of Republic common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Republic common stock. Shares of Republic common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election.

To make a valid election, each Republic shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Republic common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are a Republic shareholder and you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail or, in the case of shares of Republic common stock tendered by book-entry transfer into the exchange agent’s account at the Depository Trust Company, or “DTC,” by crediting to an account maintained by such shareholder within DTC promptly following the termination of the merger or revocation of the election. Republic shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Republic common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Republic common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to only those persons who were Republic shareholders at the effective time of the merger and who have not previously submitted a form of election or properly surrendered shares of Republic common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Republic common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Republic common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash instead of fractional shares, cash dividends or distributions payable to any Republic shareholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Republic common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Citizens common stock into which shares of Republic common stock may have been converted will accrue but will not be paid. Citizens will pay to former Republic shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Republic stock certificates.

Prior to the effective time of the merger, Republic and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate not to exceed $0.11 per share of Republic common stock with record dates and payment dates consistent with the prior year;

•	dividends paid by any of the subsidiaries of Republic to Republic or to any of its wholly-owned subsidiaries;

•	required dividends on Republic’s trust preferred stock; and

•	the acceptance of shares of Republic common stock in payment of the exercise of a stock option or the vesting of restricted shares of or warrants on Republic common stock granted under a Republic stock plan, in each case in accordance with past practice.

Representations and Warranties

The merger agreement contains generally customary representations and warranties of Citizens and Republic relating to their respective businesses. Certain representations and warranties are qualified by the likelihood of a material adverse effect. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability or their interpretations by courts or governmental entities, (3) changes in global or national political conditions or in general U.S. or global economic or market conditions affecting banks or their holding companies generally (including changes in interest or exchange rates) except to the extent that such changes have a materially disproportionate adverse effect on such party, (4) public disclosure of the merger or (5) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving the properties or assets of such party.

The representations and warranties of each of Citizens and Republic have been made solely for the benefit of the other party and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to materiality standards that may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Each of Citizens and Republic has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	governmental filings and consents necessary to complete the merger;

•	the timely filing of regulatory reports, and the absence of investigations by regulatory agencies;

•	financial statements;

•	the absence of undisclosed liabilities;

•	brokers’ fees payable in connection with the merger;

•	the absence of material adverse effects;

•	legal proceedings;

•	tax matters;

•	employee matters and benefit plans;

•	matters relating to certain contracts;

•	risk management instruments;

•	investment securities;

•	loan and mortgage portfolios;

•	compliance with applicable laws;

•	real property;

•	intellectual property;

•	environmental liabilities;

•	tax treatment of the merger;

•	the accuracy of information supplied for inclusion in this document and other similar documents; and

•	the receipt of an opinion from its financial advisor.

In addition, Republic has made representations and warranties to Citizens as to the inapplicability of state takeover laws.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Citizens and Republic file with the SEC. See “Where You Can Find More Information” on page [  ].

Conduct of Business Pending the Merger

Each of Citizens and Republic has undertaken customary covenants that place restrictions on us and our respective subsidiaries until the effective time of the merger. In general, each of us has agreed to (1) conduct our business in the ordinary course in all material respects, (2) use commercially reasonable efforts to maintain and preserve intact our business organization and advantageous business relationships, including retaining the services of key officers and key employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay our respective ability to obtain any necessary regulatory approvals, perform our covenants or complete the transaction. Republic further has agreed that, with certain exceptions, Republic will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the prior written consent of Citizens:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	issue shares except pursuant to the exercise of Republic stock options or warrants in existence as of June 23, 2006 or as issued thereafter as permitted by the merger agreement, or grant any stock options, restricted shares or other equity-based awards, other than grants of stock options to newly hired employees in the ordinary course of business consistent with past practice;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “— Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration — Dividends and Distributions;”

•	with certain exceptions, (1) increase wages, salaries, benefits or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights, (3) grant any rights to severance or termination pay or enter into employment, consulting or severance agreements or (4) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment, agreement or arrangement or amend any Republic benefit plan;

•	other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies other than as required by applicable law, regulation or policies imposed by a governmental entity;

•	make any material investment either by purchase of securities, capital contributions, property transfer or purchase of property or assets other than in the ordinary course of business;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	amend its articles of incorporation or bylaws;

•	take certain actions that would impact the interest rate risk characteristics of Republic’s assets and liabilities;

•	commence or settle any material claim, except in the ordinary course of business and without imposing operating restrictions on the conduct of Republic’s business;

•	take any action or fail to take any action that is intended or may be reasonably expected to result in any of the conditions to the merger not being satisfied;

•	change its tax or financial accounting methods, other than as required by law, generally accepted accounting principles or regulatory guidelines;

•	file or amend any material tax return other than in the ordinary course of business, make, change or revoke any material tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material taxes, make or surrender any claim for a material refund of taxes or settle or compromise any material tax liability;

•	file any application to establish, or to relocate or terminate the operations of, any banking office of Republic or any Republic subsidiary;

•	create, renew, amend, terminate or cancel any Republic contract other than in the ordinary course of business consistent with past practice or enter into any contract providing for indemnification or benefits payable to a Republic officer or employee as a result of the approval or consummation of the merger;

•	hire any new executive officer, other than to replace any executive officer who ceases to be employed by Republic; or

•	agree to take, or adopt any resolutions by the board of directors in support of, any of the actions prohibited by the preceding bullet points.

Citizens has agreed that, with certain exceptions, except with Republic’s prior written consent, Citizens will not, among other things, undertake the following actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	grant any stock options, restricted shares or other equity-based award with respect to shares of Citizens Common Stock, or grant any individual or other entity any right to acquire any shares of Citizens capital stock, other than grants of stock options to newly hired employees in the ordinary course of business consistent with past practice;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except (1) for regular quarterly cash dividends not in excess of $0.29 per Citizens share with record dates and payment dates consistent with the prior year, (2) dividends paid by any of the subsidiaries of Citizens to Citizens or to any of its wholly-owned subsidiaries and (3) required dividends on Citizens’ trust preferred stock;

•	with certain exceptions, (1) pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other similar rights, or (2) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment, agreement or arrangement or amend any Citizens benefit plan;

•	other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness;

•	change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies other than as required by applicable law, regulation or policies imposed by a governmental entity;

•	consummate, or enter into a definitive agreement with respect to, any acquisition of a financial institution that would materially delay or interfere with the consummation of the merger;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	amend its articles of incorporation or bylaws in a manner adverse to the Republic shareholders;

•	take certain actions that would impact the interest rate risk characteristics of Citizens’ assets or liabilities;

•	take any action or fail to take any action that is intended or may be reasonably expected to result in any of the conditions to the merger not being satisfied;

•	hire any new executive officer, other than to replace any executive officer who ceases to be employed by Citizens; or

•	agree to take, or adopt any resolutions by the board of directors in support of, any of the actions prohibited by the preceding bullet points.

The merger agreement also contains mutual covenants relating to the preparation of this document, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Reasonable Best Efforts

Citizens and Republic have agreed to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by the merger agreement, the merger.

Citizens and Republic have agreed to hold a meeting of their respective shareholders as soon as is reasonably practicable and on the same date for the purpose of obtaining shareholder approvals of the merger agreement and issuance of Citizens common stock in connection with the merger. Citizens and Republic will use their reasonable best efforts to obtain such approvals. Citizens and Republic have agreed that they have an unqualified obligation to submit the issuance of common stock and the merger agreement, respectively, to a vote of their respective shareholders.

No Solicitation of Alternative Transactions

Citizens and Republic have each agreed that it and its subsidiaries will not, and it will use its reasonable best efforts to cause its and its subsidiaries’ directors and officers not to, directly or indirectly:

•	initiate, solicit, encourage or facilitate (including by furnishing information), or take any other action designed to facilitate, any “alternative proposal” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any “alternative transaction” (as defined below).

However, prior to the shareholders’ meetings, Citizens or Republic may respond to, furnish information with respect to, consider and participate in discussions or negotiations with respect to a written alternative proposal if:

•	it has first entered into a confidentiality agreement with the party proposing the alternative proposal on terms substantially similar to, and no less favorable to Citizens or Republic, as applicable, than, the confidentiality agreement between Citizens and Republic; and

•	the Republic board of directors reasonably determines in good faith after consultation with outside legal counsel, that failure to do so would cause it to violate its fiduciary duties.

Upon having received an alternative proposal, the board of directors of Citizens or Republic may withdraw or modify its recommendation of the issuance of common stock or the merger agreement, as applicable, if and only to the extent that the board of directors reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties. Citizens and Republic are nonetheless obligated to submit the issuance of common stock and the merger agreement proposals to their respective shareholders.

In addition, Citizens and Republic have agreed:

•	to notify the other party promptly (but in no event later than 24 hours) after it receives any alternative proposal, or any material change to any alternative proposal, or any request for nonpublic information relating to it or any of its subsidiaries, and to provide the other party with relevant information regarding the alternative proposal or request;

•	to keep the other party fully informed, on a current basis, of any material changes in the status and terms of any such alternative proposal; and

•	to cease any existing discussions or negotiations with any persons with respect to any alternative proposal, and to use reasonable best efforts to cause all persons (other than Republic and Citizens) who had been furnished with confidential information in connection with an alternative proposal within 12 months prior to the date of the merger agreement to return or destroy such information.

As used in the merger agreement, “alternative proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving Citizens, Republic or any of their respective subsidiaries that, if completed, would constitute an alternative transaction.

As used in the merger agreement, “alternative transaction” means any of the following:

•	a transaction pursuant to which any person or group (other than Citizens, Republic or their affiliates), directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of Citizens or Republic or any of their respective subsidiaries or outstanding voting power or of any new series or class of preferred stock that would be entitled to a class or series vote with respect to a merger of Citizens or Republic or any of their respective subsidiaries, whether from Citizens or Republic or any of their respective subsidiaries or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving Citizens or Republic or any of their respective subsidiaries (other than the merger of Citizens and Republic);

•	any transaction pursuant to which any person or group (other than Citizens, Republic or their respective affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries and securities of the entity surviving any merger or business combination, including any subsidiaries) of Citizens or Republic, or any of their respective subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of Republic and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving Citizens or Republic or any of their respective subsidiaries, other than the transactions contemplated by the merger agreement.

Employee Matters

Citizens has agreed that for a period from the closing of the merger through December 31, 2006, with respect to the employees of Republic and its subsidiaries at the effective time, it will provide such employees in the aggregate with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such employees pursuant to Republic’s benefit plans as in effect immediately prior to the merger (except for severance benefits, which will be provided under a new severance plan adopted at the time of the merger). Citizens intends to develop new benefit plans as soon as reasonably practicable after the merger that will treat similarly situated employees on a substantially equivalent basis and not discriminate between former Citizens and former Republic employees. In addition, prior to the effective time of the merger, Citizens and Republic will jointly develop a retention plan to be adopted by Citizens as of completion of the merger. The retention plan will provide for the grant of retention awards to selected key sales and operations employees of both Citizens and Republic. The total amount of retention awards payable under the retention plan will not exceed $10 million, $7 million of which will be allocable to legacy Republic employees and $3 million of which will be allocable to legacy Citizens employees.

In addition, Citizens has agreed, to the extent any Republic employee becomes eligible to participate in Citizens benefit plans following the merger:

•	generally to recognize each employee’s service with Republic prior to the completion of the merger for all purposes including, without limitation, eligibility to participate, vesting credit, entitlement to benefits and levels of benefits (except under defined benefit pension plans or frozen post-retirement welfare plans), in each case under the Citizens plans to the same extent such service was recognized under comparable Republic plans prior to the completion of the merger and for purposes of determining seniority in connection with employment with Citizens;

•	to waive any exclusion for pre-existing conditions under any Citizens health, dental, vision, life or long-term disability benefit plans, to the extent such limitation would have been waived or satisfied under a corresponding Republic plan in which such employee participated immediately prior to the effective time, and to take all necessary steps to ensure that Republic employees do not suffer a lapse in such benefits; and

•	recognize any medical or health expenses incurred in the year in which the merger closes for purposes of applicable deductible and annual out-of-pocket expense requirements under any health, dental or vision plan of Citizens.

Citizens has no obligation to continue the employment of any Republic employee for any period following the merger. However, Citizens has agreed to honor Republic benefit plans (with certain permitted amendments).

Indemnification and Insurance

The merger agreement requires Citizens to maintain in effect after completion of the merger the current rights of current and former directors and officers of Republic or its subsidiaries (or of another person if such service is requested by Republic or its subsidiaries) to indemnification under Republic’s or its subsidiaries’ charter documents or existing indemnification agreements. The merger agreement also provides that, upon completion of the merger, Citizens will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Republic and its subsidiaries (and of another person if such service is requested by Republic or its subsidiaries) in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that Citizens will maintain for a period of six years after completion of the merger Republic’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, subject to specified cost limitations.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of mutual conditions, including:

•	the approval and adoption of the merger agreement by the Citizens and Republic shareholders;

•	the approval of the quotation of Citizens common stock to be issued in the merger on Nasdaq, subject to official notice of issuance;

•	the effectiveness of the registration statement with respect to the Citizens common stock to be issued in the merger under the Securities Act of 1933, as amended and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose; and

•	the absence of any statute, regulation, rule, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of Citizens’ and Republic’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the receipt by the party of a legal opinion from its counsel with respect to certain federal income tax consequences of the merger;

•	the receipt and effectiveness of all regulatory approvals, registrations and consents, and the expiration of all waiting periods required to complete the merger; and

•	the other company’s representations and warranties in the merger agreement being true and correct, subject to the applicable materiality standards contained in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement.

Citizens’ obligation to complete the merger is further subject to the condition that the regulatory approvals received in connection with the completion of the merger not include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on Citizens or Republic, measured relative to Republic.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

General

The merger agreement may be terminated at any time prior to the completion of the merger by our mutual written consent authorized by each of our boards of directors, as determined by a vote of a majority of its respective members, or by either Citizens or Republic if:

•	a governmental entity which must grant a regulatory approval as a condition to the merger denies approval of the merger or any governmental entity has issued an order prohibiting the merger and such action has become final and non-appealable;

•	the merger is not completed by June 26, 2007 (other than because of a breach of the merger agreement caused by the party seeking termination);

•	the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 45 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach); or

•	if any approval of the shareholders of Citizens or Republic is not obtained at the Citizens shareholders’ meeting or the Republic shareholders’ meeting or at any adjournment or postponement of either such meeting.

The merger agreement may also be terminated by Citizens if Republic has materially breached its “non-solicitation” obligations, or Republic’s board has failed to recommend in the joint proxy statement the approval of the merger agreement, publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Citizens, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within 10 business days or failed to call a meeting of Republic’s shareholders.

The merger agreement may also be terminated by Republic if Citizens has materially breached its “non-solicitation” obligations, or Citizens’ board has failed to recommend in the joint proxy statement the approval of the issuance of common stock contemplated by the merger agreement, publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Republic, its recommendation that its shareholders approve the issuance of common stock, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within 10 days or failed to call a meeting of Citizens’ shareholders.

The merger agreement may also be terminated by Republic within two business days of the date on which the last required governmental approval is obtained if its board of directors determines (and gives written notice to Citizens of such determination) by majority vote of all its members if both of the following having occurred:

•	the value of the aggregate consideration to be received by Republic shareholders is less than 85% of $1,032,122,117 (the approximate value of the aggregate consideration that would have been received by Republic shareholders had the merger closed on June 26, 2006); and

•	the five-day average closing price of Citizens common stock is such that the price performance of Citizens common stock is lower than the price performance of an index of certain peer companies minus 17.65%.

Effect of Termination

In the event the merger agreement is terminated as described above, the merger agreement will become void and neither Citizens nor Republic will have any liability under the merger agreement, except that:

•	both Citizens and Republic will remain liable for any willful breach of the merger agreement; and

•	designated provisions of the merger agreement, including the payment of fees and expenses, non-survival of the representations and warranties, confidential treatment of information, and publicity restrictions will survive the termination.

Payment of Termination Fee

Under the terms of the merger agreement, Republic will pay to Citizens in cash a termination fee of $36 million under the following circumstances:

•	if Citizens terminates the merger agreement because Republic materially breached its “non-solicitation” obligations, or Republic’s board failed to recommend in the joint proxy statement the approval of the merger agreement, publicly withdrew or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Citizens, its recommendation that its shareholders approve or adopt the merger agreement, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within 10 business days or failed to call a meeting of Republic’s shareholders, then Republic will pay Citizens the termination fee on the business day following termination; and

•	if (1) Citizens terminates the merger agreement because an intentional material breach by Republic prevents the merger from being consummated on or prior to June 26, 2007, either party terminates the merger agreement due to the failure to obtain the required Republic shareholder approval, or Citizens terminates the merger agreement because an intentional breach by Republic of its representations, warranties or covenants causes a failure of the conditions to Citizens’ closing of the merger and (2) an alternative proposal has been publicly announced or otherwise communicated or made known to the senior management or board of directors of Republic after the date of the merger agreement and before the termination (or before the Republic shareholders’ meeting in the case of a termination because of the failure of Republic shareholders to approve and adopt the merger agreement), then (1) Republic shall pay an amount equal to one-third of the termination fee on the business day following the termination and (2) if, within twelve months of the date of such termination of the merger agreement, Republic or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any alternative proposal (covering at least 50%, rather than 25%, of outstanding shares or value of assets), then Republic shall pay an amount equal to two-thirds of the termination fee upon the earlier of the execution or consummation of such proposal.

Citizens will pay to Citizens in cash a termination fee of $36 million under the following circumstances:

•	if Republic terminates the merger agreement because Citizens materially breached its “non-solicitation” obligations, or Citizens’ board failed to recommend in the joint proxy statement the approval of the issuance of common stock contemplated by the merger agreement, publicly withdrew or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Republic, its recommendation that its shareholders approve the issuance of common stock in connection with the merger, or recommended an alternative proposal or failed to recommend against any publicly disclosed alternative proposal within 10 business days or failed to call a meeting of Citizens’ shareholders, then Citizens will pay Republic the termination fee on the business day following termination; and

•	if (1) Republic terminates the merger agreement because an intentional material breach by Citizens prevents the merger from being consummated on or prior to June 26, 2007, either party terminates the merger agreement due to the failure to obtain the required Citizens shareholder approval, or Republic terminates the merger agreement because an intentional breach by Citizens of its representations, warranties or covenants causes a failure of the conditions to Republic’s closing of the merger and (2) an alternative proposal has been publicly announced or otherwise communicated or made known to the senior management or board of directors of Citizens after the date of the merger agreement and before the termination (or before the Citizens shareholders’ meeting in the case of a termination because of the failure of Citizens shareholders to approve the issuance of common stock), then (1) Citizens shall pay an amount equal to one-third of the termination fee on the business day following the termination and (2) if, within twelve months of the date of such termination of the merger agreement, Citizens or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any alternative proposal (covering at least 50%, rather than 25%, of outstanding shares or value of assets), then Citizens shall pay an amount equal to two-thirds of the termination fee upon the earlier of the execution or consummation of such proposal.

Amendment, Waiver and Extension of the Merger Agreement

Amendment

We may amend the merger agreement by action taken or authorized by our boards of directors. However, after any approval of the merger agreement by the Citizens or Republic shareholders, as the case may be, there may not be, without further approval of the shareholders, any amendment of the merger agreement that requires such further approval under applicable law.

Extension; Waiver

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective board of directors, to the extent legally allowed, may:

•	extend the time for performance of any of the obligations or other acts of the other party under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of the agreements or conditions contained in the merger agreement.

Fees and Expenses

In general and except as described above in “— Payment of Termination Fee,” all costs and expenses incurred in connection with the merger agreement will be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the registration statement and this document will be shared equally by Citizens and Republic.

Restrictions on Resales by Affiliates

Shares of Citizens common stock to be issued to Republic shareholders in the merger have been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Republic. Any subsequent transfer of shares by any person who is an affiliate of Republic at the time the merger is submitted for a vote of the Republic shareholders, however, will require either:

•	the further registration under the Securities Act of the Citizens common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Republic is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Republic. These restrictions are expected to apply to the directors and executive officers of Republic and the holders of 10% or more of the outstanding Republic common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

Citizens will give stop transfer instructions to the exchange agent with respect to the shares of Citizens common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

Republic has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of Republic for purposes of Rule 145 under the Securities Act to deliver to Citizens a written agreement intended to ensure compliance with the Securities Act.

THE COMPANIES

Citizens Banking Corporation

Citizens is a diversified banking and financial services company that is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Citizens provides a full range of banking and financial services to individuals and businesses through its subsidiaries Citizens Bank and F&M Bank — Iowa. These services include deposit products such as checking, savings, and money market accounts, and loan products such as business, personal, educational, residential, and commercial mortgage, and other consumer-oriented financial services, such as IRA and Keogh accounts, lease financing for a variety of capital equipment for commerce and industry, and safe deposit and night depository facilities. Among the services designed specifically to meet the needs of businesses are various types of specialized financing, treasury management services, and transfer/collection facilities. Citizens also provides wealth management services through Citizens Bank Wealth Management, N.A., and through the affiliate trust department of F&M Bank-Iowa.

Additional information about Citizens and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

The principal executive office of Citizens is located at 328 South Saginaw Street, Flint, Michigan 48502, and its telephone number is (810) 766-7500.

Republic Bancorp Inc.

Republic is a bank holding company with its principal office located in Ann Arbor, Michigan and incorporated under the laws of the State of Michigan. Through its wholly-owned subsidiary, Republic Bank, a Michigan banking corporation, Republic provides commercial, retail and mortgage banking products and services. Republic Bank is headquartered in Lansing, Michigan. Republic Bank exercises the power of a full-service commercial bank and operates 91 offices and 90 ATMs in 7 market areas in Michigan, the greater Cleveland, Ohio area and Indianapolis, Indiana. The Commercial Banking business segment provides products and services to small- and medium-sized businesses in Michigan, Ohio and Indiana. Products and services offered include commercial and small business loans, other types of installment loans and commercial products and deposit services. The Retail Banking segment provides products and services to consumers at 80 offices in Michigan and Ohio. Products and services offered include home equity loans and lines of credit, other types of installment loans, and demand, savings and time deposit accounts. The Mortgage Banking business segment encompasses mortgage loan production and, in a limited capacity, mortgage loan servicing for others.

Additional information about Republic and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

The principal executive office of Republic is located at 1070 East Main Street, Owosso, Michigan 48867, and its telephone number is (989) 725-7337.

MARKET PRICE AND DIVIDEND DATA

Citizens

Citizens common stock trades on The Nasdaq Global Select Market under the symbol “CBCF.”

The following table sets forth the high and low sales prices of Citizens common stock for the calendar quarters indicated, as reported on the Nasdaq Global Select Market, and the quarterly cash dividends declared per share in the periods indicated:

Price Range of Common Stock and Dividends
Citizens Banking Corporation

	Price Range of
	Common Stock		Dividend
	High	Low	Declared

2004
First Quarter	$34.00	$31.55	$0.285
Second Quarter	33.99	28.31	0.285
Third Quarter	33.36	29.42	0.285
Fourth Quarter	35.43	32.01	0.285
2005
First Quarter	34.81	29.02	0.285
Second Quarter	30.98	26.35	0.285
Third Quarter	32.15	28.20	0.285
Fourth Quarter	30.22	26.67	0.285
2006
First Quarter	28.66	25.62	0.285
Second Quarter	27.60	23.71	0.290
Third Quarter (through [ ], 2006)

On June 26, 2006, the last full trading day before the public announcement of the merger agreement, the high and low sale prices of Citizens common stock as reported on the Nasdaq Global Select Market were $27.07 and $26.58, respectively. On [          ], 2006, the last full trading day before the date of this document, the high and low sale prices of Citizens common stock as reported on the Nasdaq Global Select Market were $[          ] and $[          ], respectively.

As of [          ], 2006, the last date prior to printing this document for which it was practicable for Citizens to obtain this information, there were approximately [          ] registered holders of Citizens common stock.

Republic

Republic’s common stock trades on the Nasdaq Global Select Market under the symbol “RBNC.”

The following table sets forth the high and low sales prices of Republic common stock for the calendar quarters indicated, as reported on Nasdaq Global Select Market, and the quarterly cash dividends declared per share in the periods indicated:

Price Range of Common Stock and Dividends
Republic Bancorp

	Price Range of
	Common Stock		Dividend
	High	Low	Declared

2004
First Quarter	$11.69	$10.98	$0.08
Second Quarter	11.74	10.37	0.08
Third Quarter	13.31	11.15	0.09
Fourth Quarter	14.80	12.60	0.10
2005
First Quarter	14.04	11.89	0.10
Second Quarter	13.86	11.30	0.10
Third Quarter	14.07	12.73	0.10
Fourth Quarter	12.99	11.41	0.11
2006
First Quarter	12.98	11.73	0.11
Second Quarter	12.97	10.34	0.11
Third Quarter (through [ ], 2006)

On June 26, 2006, the last full trading day before the public announcement of the merger agreement, the high and low sale prices of Republic common stock as reported on the Nasdaq Global Select Market were $10.60 and $10.37, respectively. On [          ], 2006, the last full trading day before the date of this document, the high and low sale prices of Republic common stock as reported on the Nasdaq Global Select Market were $[          ] and $[          ], respectively.

As of [          ], 2006, the last date prior to printing this document for which it was practicable for Republic to obtain this information, there were approximately [          ] registered holders of Republic common stock.

CITIZENS BANKING CORPORATION AND REPUBLIC BANCORP INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes are presented to display the impact of the merger on our companies’ historical financial positions and results of operations had the companies been combined as of the dates indicated under the purchase method of accounting. This information shows the impact of the merger of Citizens and Republic on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Citizens treated as the acquirer. Under this method of accounting, Citizens will record the assets and liabilities of Republic at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Citizens and Republic as of and for the six months ended June 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma condensed combined balance sheet at June 30, 2006 assumed the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2005.

The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Citizens and Republic, which are incorporated in this document by reference. See “Where You Can Find More Information.”

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only under one set of assumptions and does not reflect the financial results of the combined company had consideration been given to other assumptions or to the impact of possible revenue enhancements, expense efficiencies, asset dispositions, and other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger.

Unaudited Pro Forma Condensed Combined Balance Sheet of
Citizens Banking Corporation and Republic Bancorp Inc.

	As of June 30, 2006
	Historical		Pro Forma		Pro Forma
(In thousands)	Citizens	Republic	Adjustments		Combined

Assets
Cash and due from banks	$205,117	$64,019	$(4,850	)(a,b)	$264,286
Money market investments	1,478	—	—		1,478
Investment Securities:
Available-for-sale, at market	1,408,615	902,926	—		2,311,541
Other investments	152,024	295,667	(37,340	)(d)	410,351
Loans held for sale	18,013	56,127	—		74,140
Portfolio loans, net	5,613,479	4,786,364	(73,613	) (d)	10,326,230
Premises and equipment	120,154	26,605	(6,488	) (d)	140,271
Goodwill	54,527	1,215	685,485	(f)	741,227
Intangible assets	9,684	2,577	36,579	(a)	48,840
Other assets	231,079	211,090	17,730	(a,d,g)	459,899

Total assets	$7,814,170	$6,346,590	$617,503		$14,778,263

Liabilities
Noninterest-bearing deposits	$954,907	$294,663	—		$1,249,570
Interest-bearing deposits	4,729,662	2,766,784	(8,343	)(d)	7,488,103

Total deposits	5,684,569	3,061,447	(8,343)		8,737,673
Federal funds purchased and securities sold under agreements to repurchase	443,651	643,823	—		1,087,474
Other short-term borrowings	24,073	500,000	—		524,073
Other liabilities	78,881	62,669	32,069	(a,c,d,g)	173,619
Long-term debt	933,124	1,671,467	148,868	(b,d)	2,753,459

Total liabilities	7,164,298	5,939,406	172,594		13,276,298
Shareholders’ Equity
Preferred stock	—	—	—		—
Common stock	78,920	406,034	451,598	(a,c)	936,552
Retained earnings	587,494	19,519	(25,058	)(a,c)	581,955
Accumulated other comprehensive loss	(16,542)	(18,369)	18,369	(a)	(16,542)

Total shareholders’ equity	649,872	407,184	444,909		1,501,965

Total liabilities and shareholders’ equity	$7,814,170	$6,346,590	$617,503		$14,778,263

See the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro-Forma Condensed Combined Statements of Income of
Citizens Banking Corporation and Republic Bancorp Inc.

	Six Months Ended June 30, 2006
	Historical		Pro Forma		Pro Forma
(In thousands, except per share amounts)	Citizens	Republic	Adjustments		Combined

Interest Income
Interest and fees on loans	$191,544	$152,364	$8,082	(d)	$351,990
Interest and dividends on taxable investments and money market	26,687	24,619	7,531	(d)	58,837
Interest and dividends on tax-exempt investments	10,576	4,031	437	(d)	15,044

Total interest income	228,807	181,014	16,050		425,871
Interest Expense
Deposits	66,297	44,162	758	(d)	111,217
Short-term borrowings	9,131	25,569	—		34,700
Long-term debt	19,914	35,134	6,657	(b,d)	61,705

Total interest expense	95,342	104,865	7,415		207,622

Net Interest Income	133,465	76,149	8,635		218,249
Provision for loan losses	4,139	3,150	—		7,289

Net interest income after provision for loan losses	129,326	72,999	8,635		210,960
Noninterest Income:
Deposit service charges	18,396	6,308	—		24,704
Trust fees	10,014	—	—		10,014
Mortgage banking income	4,116	4,019	—		8,135
Other	16,789	4,911	—		21,700

Total noninterest income	49,315	15,238	—		64,553
Noninterest Expense
Salaries and employee benefits	64,946	23,726	—		88,672
Occupancy	11,233	5,124	(179	)(d)	16,178
Professional services	7,781	1,378	—		9,159
Equipment	6,467	2,853	(765	)(d)	8,555
Intangible asset amortization	1,449	426	2,778	(a)	4,653
Other	29,761	7,542	—		37,303

Total noninterest expense	121,637	41,049	1,834		164,520

Income Before Income Taxes	57,004	47,188	6,801		110,993
Income tax provision	15,341	14,375	2,381	(g)	32,097

Net Income	$41,663	$32,813	$4,420		$78,896

Per Common Share Data
Net Income Per Common Share:
Basic	$0.98	$0.44			$1.05
Diluted	0.97	0.44			1.04
Weighted Average Shares Outstanding During the Period
Basic shares	42,694	74,695	(41,994	) (h)	75,395
Diluted shares	42,839	75,333	(42,352	) (h)	75,820

See the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

Unaudited Pro-Forma Condensed Combined Statements of Income of
Citizens Banking Corporation and Republic Bancorp Inc.

	Year Ended December 31, 2005
	Historical		Pro Forma		Pro Forma
(In thousands, except per share amounts)	Citizens	Republic	Adjustments		Combined

Interest Income
Interest and fees on loans	$343,890	$275,858	$16,163	(d)	$635,911
Interest and dividends on taxable investments and money market	58,570	42,661	15,062	(d)	116,293
Interest and dividends on tax-exempt investments	20,789	7,681	873	(d)	29,343

Total interest income	423,249	326,200	32,098		781,547
Interest Expense
Deposits	85,154	72,710	7,585	(d)	165,449
Short-term borrowings	25,929	31,915	—		57,844
Long-term debt	36,417	67,539	14,721	(b,d)	118,677

Total interest expense	147,500	172,164	22,306		341,970

Net Interest Income	275,749	154,036	9,792		439,577
Provision for loan losses	1,109	5,800	—		6,909

Net interest income after provision for loan losses	274,640	148,236	9,792		432,668
Noninterest Income
Deposit service charges	35,409	12,162	—		47,571
Trust fees	18,445	—	—		18,445
Mortgage banking income	8,983	18,673	—		27,656
Other	17,671	12,469	—		30,140

Total noninterest income	80,508	43,304	—		123,812
Noninterest Expense
Salaries and employee benefits	132,153	57,530	8,914	(e)	198,597
Occupancy	22,131	10,471	(357	)(d)	32,245
Professional services	17,279	3,294	—		20,573
Equipment	14,634	6,248	(1,530	)(d)	19,352
Intangible asset amortization	3,091	986	6,133	(a)	10,210
Other	53,754	14,732	—		68,486

Total noninterest expense	243,042	93,261	13,160		349,463

Income Before Income Taxes	112,106	98,279	(3,368)		207,017
Income tax provision	31,581	29,098	(1,179	)(g)	59,500

Net Income	$80,525	$69,181	$(2,189)		$147,517

Per Common Share Data
Net Income Per Common Share:
Basic	$1.87	$0.91			$1.93
Diluted	1.85	0.90			1.91
Weighted Average Shares Outstanding During the Period
Basic shares	43,096	76,249	(42,867	)(h)	76,478
Diluted shares	43,412	77,074	(43,331	)(h)	77,155

See the Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

NOTES TO CITIZENS AND REPUBLIC UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

Six months ended June 30, 2006 and Year ended December 31, 2005

Note 1.	Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information is presented to display the impact of the merger on our companies’ historical financial positions and results of operations had the companies been combined as of the dates indicated under the purchase method of accounting. This information shows the impact of the merger of Citizens and Republic on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Citizens treated as the acquirer. Under this method of accounting, Citizens will record the assets and liabilities of Republic at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Citizens and Republic as of and for the six months ended June 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma condensed combined balance sheet at June 30, 2006 assumed the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2005.

The pro forma financial information includes estimated adjustments to record certain assets and liabilities of Republic at their respective fair values. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. Pending more detailed analyses, additional pro forma adjustments may be made, including additional intangible assets which may be identified.

The final allocation of the purchase price will be determined after the merger is completed and after thorough analyses to determine the fair values of Republic’s tangible and identifiable intangible assets and the liabilities as of the date the merger is completed. Any change in fair value of Republic’s net assets will change the amount of the purchase price allocable to goodwill. Additionally, changes to Republic’s equity, including dividends and net income from July 1, 2006 through the date the merger is completed, will also change the amount of goodwill recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The goodwill recorded in connection with the merger is not subject to amortization and none is deductible for tax purposes. The customer relationships and deposit base intangibles will be amortized over their estimated economic life using an accelerated method. Any additional intangibles that are identified in connection with the merger will be amortized in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangibles,” such that any with an indefinite life will not be subject to amortization, and any with a finite economic life will be amortized over the estimated useful life.

Citizens is in the process of determining the appropriate methodology to allocate the goodwill, customer relationships, and deposit base intangibles to reportable segments, which include the Commercial Banking, Consumer Banking, Wealth Management and Other lines of business, and expects to complete the analysis by December 31, 2006.

Citizens expects to realize increased revenue and reduced operating expenses following the merger which are not reflected in this pro forma financial information. No assurance can be given with respect to the ultimate level of such increased revenue and reduced operating expenses.

Note 2.	Pro Forma Adjustments

The unaudited pro forma financial information for the merger is included as of and for the six months ended June 30, 2006, and for the year ended December 31, 2005. The pro forma adjustments in the pro forma financial statements reflect the right of each Republic shareholder to elect to receive either cash or Citizens common stock, based on the number of Republic common stock shares that were outstanding at June 30, 2006, subject to pro-ration if either cash or stock is oversubscribed. The aggregate cash consideration is fixed at $154.9 million (approximately 15%) and the remainder in stock. At closing, each Republic shareholder will receive, in exchange for each share of

NOTES TO CITIZENS AND REPUBLIC UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION — (Continued)

Republic common stock they hold, cash or Citizens common stock, in either case having a value equal to $2.08 plus 0.4378 shares of Citizens common stock based on the average closing price on Nasdaq for the ten trading day period ending the day before the completion of the merger. The unaudited pro forma financial information presented in the pro forma financial statements is not necessarily indicative of the results of operations in future periods or the future financial position of Citizens.

The following purchase accounting, exit cost, and restructuring adjustments are reflected in the pro forma condensed combined financial statements.

(a)	Purchase accounting adjustments on the balance sheet include a reduction in cash and due from banks of $154.9 million for the aggregate cash consideration paid to Republic shareholders upon transaction completion, an increase in core deposit intangibles of $36.6 million, a decrease in other assets of $8.0 million for the net impact on the deferred tax asset as a result of the change in core deposit intangibles and establishing the liability for acquisition costs, an increase in other liabilities of $39.1 million due to establishing the liability for acquisition costs related to staff, facilities, systems, and professional services expenses, and a net increase of $448.5 million in shareholders’ equity as a result of writing-off Republic’s existing equity and issuing shares of common stock with a value of $855.7 million for the aggregate stock consideration paid to Republic shareholders upon transaction completion.

Purchase accounting adjustments on the income statement include a $6.1 million annual increase in intangible asset amortization related to the $36.6 million increase in the core deposit intangibles. This amount will be expensed over the estimated remaining term of the related deposits.

Purchase accounting adjustments also include retiring the 74.5 million outstanding common shares of Republic stock at June 30, 2006 in exchange for 32.6 million of Citizens common stock. Upon completion of the merger, all outstanding Republic stock options and warrants will also be converted to Citizens options. The fair value of the Citizens stock options to be issued in exchange will be estimated using the Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility that when changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide for a reliable single measure of the fair value of stock options and warrants. For purposes of the pro forma financial statements, the more significant assumptions used in estimating the fair value of the Citizens stock options to be issued in exchange for the Republic stock options and warrants include: dividend yield of 4.0%, expected volatility of 23.0%, risk-free interest rate ranging from 5.10% to 5.22%, and expected lives ranging from 5 months to 5 years.

(b)	Citizens plans to issue $150.0 million in subordinated debt in the form of enhanced trust preferred securities prior to completion of the merger. The proceeds will be used to fund the majority of the $154.9 million aggregate cash consideration paid to Republic shareholders upon transaction completion. The transaction is currently estimated to have an 8.25% interest rate, comprised of a 7.50% coupon and 0.75% for issuance costs. The issuance costs will be amortized to the first call date which is expected to be in five years.

(c)	Record a $3.6 million (after-tax) liability related to Citizens’ change in control payments to key executives and record $1.9 million in stock-based compensation associated with restriction lapses on non-vested stock.

(d)	The assets and liabilities of Republic will be recorded on the balance sheet at fair value at transaction completion. Pro forma fair value adjustments have been estimated to reduce balances as follows: securities $37.3 million, loans $73.6 million, premises and equipment $6.5 million, other assets $2.0 million, deposits $8.3 million, and long-term debt of $1.1 million. The corresponding deferred tax asset will increase by $27.8 million and the current tax liability will decrease by $10.7 million.

The fair value adjustments will be amortized into net income over the remaining life of the underlying asset or liability to which the fair value adjustment relates. For the year ended December 31, 2005, the amounts would have been as follows: loans $16.2 million, securities $15.9 million, deposits $(7.6) million, and borrowings $(2.3) million. For the six months ended June 30, 2006, the amounts would have been as follows: loans

NOTES TO CITIZENS AND REPUBLIC UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION — (Continued)

$8.1 million, securities $8.0 million, deposits $(0.8) million, and borrowings $(0.5) million. The fair value adjustment on the premises and equipment will reduce building depreciation by $0.4 million for 2005 ($0.2 million for the six-months ended June 30, 2006) and equipment depreciation by $1.5 million for 2005 ($0.8 million for the six-months ended June 30, 2006).

(e)	Both Citizens and Republic adopted SFAS 123R, “Stock-based Compensation,” on January 1, 2006 using a modified prospective application. In accordance with SEC guidelines for pro forma financial statements, the 2005 pro forma income statement incorporates the impact of calculating a fair value on stock-based compensation. Salaries and benefits increased by a total of $8.9 million, of which $8.5 million was attributed to Citizens and $0.4 million to Republic. For additional information, refer to each company’s 2005 Annual Report on Form 10-K. The following table isolates the impact to earnings per share as a result of incorporating this accounting change into the 2005 pro forma.

	Reported	Adjusted

Citizens
Basic earnings per common share	1.87	1.74
Diluted earnings per common share	1.85	1.72
Republic
Basic earnings per common share	0.91	0.90
Diluted earnings per common share	0.90	0.89

(f)	Adjustment to write-off historical Republic goodwill and record goodwill resulting from the merger. See Note 3 for details.

(g)	Adjustment to record the tax effects of the pro forma adjustments using a 35% tax rate.

(h)	Adjustment to the historical weighted average shares of Citizens and Republic based on the terms of the acquisition to determine the equivalent weighted average shares of Citizens for the six months ended June 30, 2006 and for the year ended December 31, 2005. Earnings per share have been computed based on the combined company and the impact of the pro forma purchase accounting adjustments.

NOTES TO CITIZENS AND REPUBLIC UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION — (Continued)

Note 3.  Purchase Price and Goodwill

The computation and allocation of the purchase price used in the pro forma financial statements are as follows.

Purchase Price and Goodwill

(In thousands)	June 30, 2006

Purchase Price
Cash consideration per share	$2.08
Stock consideration per share (share ratio)	0.4378
Ten-day average of Citizens’ common stock price as of June 30, 2006	$25.88
Implied price per share	$13.41
Exchange ratio	0.5182
Republic shares outstanding	74,451
Shares receiving cash	11,548
Cash consideration		$154,850
Shares receiving Citizens common stock	62,903
Citizens common shares issued @ 0.5182	32,595
Stock consideration		843,525
Fair value of outstanding Republic stock options and warrants converted to Citizens options		12,196

Total Stock and Cash Consideration		1,010,571
Acquisition Costs, net of tax		34,381

Total Purchase Price and Acquisition Costs		1,044,952
Net Assets Acquired:
Total Shareholders Equity		407,184
Existing Republic Goodwill		(1,215)
Existing Republic Other Intangibles		(1,675)
Identified Intangibles		25,452
Estimated adjustments to reflect assets and liabilities at fair value		(71,494)

Tangible Book Value		358,252

Goodwill resulting from the merger		$686,700

Note 4.	Merger Related Integration Charges

In connection with the merger, plans are being developed to integrate certain Republic operations. Total costs for this integration process, which are not included in the pro forma presentation, have been currently estimated at $20.8 million on a pre-tax basis. The specific details of these plans will continue to be refined over the next several months. Management of both companies are assessing operations, including information systems, premises, equipment, benefit plans, service contracts, staff levels, etc., to determine the appropriate tactics to realize cost savings.

Note 5.	Estimated Annual Cost Savings

Management currently estimates annual cost savings of approximately $28 million, or 9% of the combined expense base, of which 70% are projected for 2007 and 100% for 2008 and thereafter. These cost savings are not included in the pro forma presentation. This estimated amount may not be indicative of the actual amount or nature of the cost savings the combined company will actually achieve. The estimate does not include the impact of possible revenue opportunities.

COMPARATIVE RIGHTS OF CITIZENS AND REPUBLIC SHAREHOLDERS

Citizens and Republic are both incorporated under Michigan law. Any differences, therefore, in the rights of holders of Citizens common stock and Republic common stock arise primarily from differences in their respective articles of incorporation and bylaws. Upon completion of the merger, the articles of incorporation and bylaws (as amended in accordance with the merger agreement) of Citizens in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former Republic shareholders will be determined by reference to the Citizens articles of incorporation and bylaws. The material differences between the rights of holders of Republic common stock and the rights of holders of Citizens common stock, resulting from the differences in their governing corporate instruments, are summarized below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Michigan Business Corporation Act and the governing instruments of Citizens and Republic, to which you are referred. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Citizens	Republic

Authorized Capital
Authorized Shares. Citizens is authorized under its articles of incorporation to issue 100,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock, without par value.	Authorized Shares. Republic is authorized under its articles of incorporation to issue 100,000,000 shares of common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, without par value.
Preferred Stock. Citizens’ articles of incorporation provides that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors. The rights of preferred shareholders may supersede the rights of common shareholders. Currently, no Citizens preferred stock is issued or outstanding.	Preferred Stock. Republic’s articles of incorporation provides that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors but shall not entitle holders to preemptive rights. The rights of preferred shareholders may supersede the rights of common shareholders. Currently, no Republic preferred stock is issued or outstanding.

Special Meetings of Shareholders
Citizens’ bylaws provide that the chairman of the board of directors, the president, a majority of the board of directors or shareholders owning at least two- thirds of the capital stock entitled to vote may call special meetings of shareholders and that the only business that can be conducted at a special meeting of shareholders is the business set forth in the meeting notice.	Republic’s bylaws provide that the board of directors, the chairman, the president, the vice chairman, the secretary or shareholders owning at least 25% of the outstanding shares of stock may call special meetings of shareholders.

Number of Directors; Classified Board; Removal; Vacancies
Number of Directors. Citizens’ articles of incorporation provide that the board of directors must consist of between ten and twenty-five directors, with the exact number to be fixed from time to time by the board of directors. Currently, there are 10 directors on the board of directors.	Number of Directors. Republic’s bylaws provide that the board of directors must consist of between six and thirty directors, with the exact number to be determined from time to time by resolution of the board of directors. Currently, there are 14 directors on the board of directors.
Classified Board. Citizens’ articles of incorporation provide that the board of directors is divided into three classes of directors, with the classes to be as

Citizens	Republic

nearly equal as possible. Each class is elected for a three-year term.
Removal. Citizens’ bylaws provide that directors may be removed by an affirmative vote of a majority of the outstanding shares only for cause. Officers who also serve as directors shall, as determined by the board of directors, cease to serve as directors upon the termination of their employment with Citizens or its subsidiaries.	Removal. Under Michigan law, directors may be removed without cause by a majority of the shares entitled to vote. Under Michigan law, if a corporation permits cumulative voting, a director may be removed only if the votes cast against removal would not be sufficient to elect such director to office if cumulatively voted for such director at an election of the entire board. Republic’s articles of incorporation permit cumulative voting.
Vacancies. Under Citizens’ articles of incorporation, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors elected and serving, and any other vacancy occurring in the board of directors may be filled by a majority of the directors elected and serving, although less than a quorum, or by a sole remaining director.	Vacancies. Under Republic’s bylaws, any vacancy on the board of directors or any newly created directorship resulting from any increase in the number of members of the board of directors may be filled by the vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Amendments to Articles of Incorporation
Under Michigan law, an amendment to the articles of incorporation proposed by the corporation requires (1) the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment and (2) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.	Republic’s articles of incorporation may be amended as provided by Michigan law.
Citizens’ articles of incorporation additionally requires a vote of two-thirds of the outstanding shares entitled to vote (unless the amendment is approved by 75% of the board of directors) where the amendment concerns the:
• right of the board of directors or shareholders to amend the bylaws;
• right of shareholders to take action without a meeting;
• number, election, classification and removal of directors; and
• vote required for certain business combinations (in which case a majority vote of disinterested shares must also be obtained).

Amendments to the Bylaws
Citizens’ articles of incorporation and bylaws permit amendment of the bylaws by the board of directors or by the shareholders, provided that the bylaws concerning the following may only be amended by the affirmative vote of at least two-thirds of the outstanding capital stock:	Republic’s bylaws permit amendment of the bylaws by a majority of the whole board of directors or by the shareholders.
• the calling of special meetings of the shareholders;
• nominations for the election of directors; and
• resignation and removal of directors.

Citizens	Republic

Notice of Shareholder Nominations and Proposals
Citizens’ bylaws permit shareholders to nominate candidates for election to the board of directors and to introduce other business that is a proper matter for shareholder action in connection with any shareholder meeting. In order for a nomination or proposal to be properly brought before a shareholder meeting by a shareholder:	Republic’s bylaws do not restrict shareholders ability to nominate candidates for election to the board of directors or to introduce other business that is a proper matter for shareholder action in connection with any shareholder meeting.
• for annual meetings, the shareholder must be a holder of record at the time of the giving of notice and at the time of the annual meeting and must be entitled to vote at the shareholder meeting;
• the shareholder must give timely written notice of the item as provided under the bylaws;
•  Annual meeting.   Generally, for notice to be timely, it must be delivered to the corporate secretary at the principal office of Citizens not less than 90  days prior to the first anniversary of the prior year’s annual meeting, provided that if the date of the annual meeting is advanced by more than 30  days, or delayed by more than 60  days, from the first anniversary date of the prior year’s annual meeting, then notice will be timely if it is delivered not later than the later of the 90th  day prior to such annual meeting or the 10th  day following the day on which public announcement of the date of such meeting is first made; in addition, a nomination with respect to newly created positions for which Citizens has not announced nominations at least 100  days prior to the first anniversary of the previous annual meeting will be considered timely if delivered to the principal executive offices no later than the close of business on the 7th  day following the day on which a public announcement of the nominees is first made;

•  Special meeting.   For notice to be timely, it must be delivered to the corporate secretary at the principal executive offices of Citizens not later than the 7th  day following the day on which the public announcement is first made of the date of the special meeting and of the nominees proposed to be elected to the board of directors at such meeting; and

•  the proposal must provide certain information concerning the shareholder and each person whom the shareholder proposes to nominate for election  (including his or her consent to such nomination and to serve as a director, if applicable), and a brief description of the proposal, the reasons for the proposal, and any interest the shareholder has in the proposal (if relating to items other than the election of one or more directors).

Citizens	Republic

Shareholder Action by Written Consent Without a Meeting
Citizens’ articles of incorporation permit shareholder action by written consent if signed by holders of at least two-thirds of the outstanding shares of capital stock entitled to vote.	Republic’s articles of incorporation permit shareholder action by written consent if signed by holders of at least the minimum number of votes required to authorize the action.

Required Vote for Mergers and Dispositions of Assets; Control Share Acquisitions
Required Vote for Mergers and Dispositions of Assets. At any time when Citizens is not subject to the restrictions provided by Chapter 7A of the Michigan Business Corporation Act (described in the Republic column) — and Chapter 7A does not currently apply — Citizens’ articles of incorporation prohibit Citizens or any of its subsidiaries from engaging in a “business combination” with an interested shareholder who, together with its associates and affiliates, beneficially owns 10% or more of the outstanding voting stock of the corporation unless at least two-thirds of the outstanding capital stock entitled to vote and a majority of the outstanding shares of capital stock entitled to vote excluding all shares beneficially owned by the interested shareholder approve the business combination.	Required Vote for Mergers and Dispositions of Assets. Chapter 7A of the Michigan Business Corporation Act prohibits a corporation from engaging in any business combination with an interested shareholder (defined as a 10% shareholder) unless approved by (1) 90% of the votes of each class of stock entitled to vote and (2) two-thirds of the votes of each class of stock entitled to be cast by the shareholders other than the interested shareholder. Republic directors may resolve not to apply the supermajority requirement to certain transactions.
This supermajority voting requirement does not apply to any business combination if either of the following conditions are met:	In addition, Michigan law provides certain exceptions to this supermajority requirement if all of the following are conditions are met:
•  the business combination is approved by the vote of 75% of directors who are unaffiliated with the interested shareholder (or are so designated by directors unaffiliated with the interested shareholder)

•  five years shall have passed after the interested shareholder became such and prior to the consummation of the business combination, and during such period certain substantive conditions with respect to dividends and the absence of special benefits received by the interested shareholder are met

•  certain substantive conditions are met generally assuring that the price paid in the business combination equals or exceeds the highest price paid by the interested shareholder to acquire capital stock of the corporation and that regulatory requirements are satisfied.

•  certain substantive conditions are met generally assuring that the price paid in the business combination equals or exceeds the highest price paid by the interested shareholder to acquire capital stock of the corporation.

Citizens’ articles of incorporation define a “business combination” generally as:	Under Michigan law, a ‘‘business combination” is defined as a merger, consolidation or share exchange of an interested party, or any of its affiliates, with the corporation or any subsidiary that alters the rights of shareholders under the articles of incorporation.
• a merger, consolidation or share exchange of the corporation or any subsidiary with the interested shareholder;
•  a sale or other disposition to or with the interested shareholder of assets with an aggregate fair market value equal to 10% or more of the total consolidated assets of the corporation and its subsidiaries;

Citizens	Republic

• a sale or other disposition to or with the corporation or any of its subsidiaries of 10% or more of the assets of the interested shareholder;
•  the issuance or transfer by the corporation or any subsidiary of any securities of the corporation or its subsidiaries to the interested shareholder (except pro-rata distributions to all of the corporation’s shareholders);

• the acquisition by the corporation or its subsidiaries of securities of the interested shareholder; and
• any agreement, contract or arrangement providing for the transactions listed above.
Absence of Required Vote for Some Mergers. Unless a corporation’s articles of incorporation require otherwise, Michigan law does not require a vote of the shareholders if:	Absence of Required Vote for Some Mergers. Michigan law applies. Republic’s articles of incorporation contain no further requirements.
• the agreement of merger does not amend the articles of the corporation; and
• each shareholder will, after the merger, hold the same number of shares, with identical designations, preferences, limitations, and relative rights.
• Citizens’ articles of incorporation do not require otherwise.
Control share acquisitions. Chapter 7B of the Michigan Business Corporation Act provides that a party that acquires or offers to acquire ownership of control shares of a corporation (defined as shares obtained pursuant to a transaction in which the acquiring party reaches the 20%, 33% or majority ownership levels) has the right to vote those shares, and shares acquired within the previous 90 days (or while pursuing a plan to acquire control shares), only to the extent granted by a resolution of the shareholders approved at a special or annual meeting. A resolution granting voting rights must be approved by a majority vote of (1) all shares and (2) all disinterested shares. If the acquiring party has acquired a majority stake and been accorded full voting rights, shareholders other than the acquiring shareholder are entitled to put their shares to the corporation for “fair value” (defined as the highest price paid by the acquiring party for the control shares).	Control share acquisitions. Chapter 7B of the Michigan Business Corporation Act applies.

Shareholder Rights Plans
Citizens adopted a rights agreement, dated May 23, 2000, with a ten-year term.	Republic does not currently have a shareholder rights plan.

Indemnification of Directors and Officers
Citizens’ bylaws provide that Citizens will indemnify directors and officers, and directors and officers serving as a director, officer, partner, trustee, employee or agent of another entity at the request of	Under Republic’s articles of incorporation and bylaws, Republic will indemnify, to the fullest extent permissible under Michigan law, any person who was, is or is threatened to be made a party to any

Citizens	Republic

the corporation, against expenses, judgments, penalties, fines and settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding, if:	threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of Republic, or is or was serving at the request of Republic as a director, officer, employee or agent of another entity. Under Michigan law, such person must have:
• the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation or its shareholders; and	• acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation or its shareholders; and
• with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.	• with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
However, in the case of actions by or in the right of Citizens, if the person is found liable to the corporation the indemnity shall be limited to expenses to which the court in which the action is brought determines the person seeking indemnification is fairly and reasonably entitled.
Citizens may advance expenses incurred in defending an action, suit or proceeding if the recipient of the advance undertakes to repay such amount unless it is determined the person is entitled to be indemnified.	Republic will advance reasonable expenses incurred by an indemnified person if the recipient of the advance undertakes to repay such amount unless it is determined the person is entitled to be indemnified.
To the extent a director or officer is successful on the merits in defense of any action, suit or proceeding, Citizens will indemnify him or her against actual and reasonable expenses in connection with the defense and in enforcing this mandatory indemnification.
Citizens’ bylaws provide that any of the following can determine that indemnification is appropriate under Michigan law:	Republic’s articles of incorporation provide that any of the following can determine that indemnification is appropriate under Michigan law:
• a majority vote of a quorum of the board of directors who are not, and are not threatened to be, parties to the action;	• a majority vote of a quorum of the board of directors who are not parties to the action;
• if a quorum cannot be obtained, by a majority of members of a committee of two or more directors who are not, and are not threatened to be, parties to the action;	• by independent legal counsel in a written opinion; or
• unanimous vote of the independent directors who are not, and are not threatened to be, parties to the action;	• by the shareholders.
• by independent legal counsel (selected by a quorum of or committee of directors who are not, and are not threatened to be, parties to the action) in a written opinion; or
• a shareholder vote, including only shares whose holders are not, and are not threatened to be, parties to the action.

Limitation of Personal Liability of Directors and Officers
No director of Citizens will be personally liable to the corporation or its shareholders for monetary damages	No director of Republic will be personally liable to the corporation or its shareholders for monetary

Citizens	Republic

for breach of the director’s fiduciary duty except for liability for:	damages for breach of the directors fiduciary duty except for liability:
• financial benefit to which the director is not entitled;	• financial benefit to which the director is not entitled;
• intentional infliction of harm on the corporation or its shareholders;	• intentional infliction of harm on the corporation or its shareholders;
• a violation of Michigan law relating to authorized dividends, distributions and loans; or	• for a violation of Michigan law relating to authorized dividends, distributions and loans; or
• an intentional criminal act	• an intentional criminal act.

LEGAL MATTERS

The validity of the shares of Citizens common stock to be issued in the merger will be passed upon for Citizens by Wachtell, Lipton, Rosen & Katz.

EXPERTS

The consolidated financial statements of Citizens Banking Corporation appearing in Citizens Banking Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Citizens Banking Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Republic Bancorp Inc. appearing in Republic Bancorp Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Republic Bancorp Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Citizens

Citizens Shareholders interested in submitting a proposal for inclusion in the proxy materials at the Citizens 2007 annual meeting of shareholders may do so by following the rules prescribed in SEC Rule 14a-8. To be eligible for inclusion, shareholder proposals must be received by Citizens’ corporate secretary at the address listed below no later than November 24, 2006.

Under Citizens’ bylaws, if you wish to present other business before the Citizens shareholders at the Citizens 2007 annual meeting of shareholders, or nominate a director candidate, you must give proper written notice of any such business to Citizens’ corporate secretary.

Any proposal by a shareholder of the Corporation to be considered for inclusion in the proxy statement for the 2007 annual meeting must be received by Thomas W. Gallagher, the secretary of the Corporation, by the close of business on November 24, 2006. In addition to applicable rules of the Commission for inclusion of shareholder proposals in the Corporation’s proxy statement, the Corporation’s bylaws provide that, in order for a shareholder proposal to be properly brought before the annual meeting, written notice of such proposal must be given by the shareholder to the secretary of the Corporation, either by personal delivery or by United States mail, postage prepaid, not later than January 20, 2007, which is the 90th day prior to the first anniversary of the 2006 annual meeting. If the annual meeting date has been advanced to a date earlier than March 21, 2007, which is the 30th day prior to the first anniversary of the 2006 annual meeting or delayed to a date later than June 19, 2007, which is the 60th day after the first anniversary of the 2006 annual meeting, then in order to be brought properly before the annual meeting, notice of such proposal must be given within 10 days after the first public disclosure of the date of such meeting in accordance with the procedures set forth in the Corporation’s bylaws. The Corporation also expects the persons named as proxies for the 2007 annual meeting of shareholders to use their discretionary voting authority, to the extent permitted by law, with respect to any proposal presented at that meeting by a shareholder who does not provide the Corporation with written notice of such proposal during the period provided in the Corporation’s bylaws.

Shareholders proposing director nominees at any annual meeting of shareholders must provide written notice of such intention, along with certain information regarding the proponent and the nominees as provided in the bylaws, to the secretary of the Corporation not later than the close of business on January 20, 2007, which is the 90th day prior to the first anniversary of the 2006 annual meeting. If the annual meeting date has been advanced to a date earlier than March 21, 2007, which is the 30th day prior to the first anniversary of the 2006 annual meeting or delayed to a date later than June 19, 2007, which is the 60th day after the first anniversary of the 2006 annual meeting, then notice of such intention must be given within 10 days after the first public disclosure of the date of the annual meeting. With respect to an election to be held at a special meeting of shareholders, such notice must be given by the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. The committee may seek additional biographical and background information from any candidate that must be received on a timely basis to be considered by the corporate governance and nominating committee. The corporate governance and nominating committee policy is to review the qualifications of candidates submitted for nomination by shareholders and evaluate them using the same criteria used to evaluate candidates submitted by the board for nomination.

Citizens shareholder notices should be delivered to Citizens Banking Corporation, 328 South Saginaw Street, Flint, Michigan 48502 Attention: Thomas W. Gallagher.

Republic

If the merger occurs, there will be no Republic annual meeting of shareholders next year. In case the merger is not completed, set forth below is information relevant to a regularly scheduled 2007 Republic annual meeting of Republic shareholders.

Any security holder proposal which a shareholder wishes to submit for possible inclusion in the proxy statement and proxy for Republic’s 2007 annual meeting of shareholders must be received by Republic on or before November 27, 2006. Such proposals must comply with the rules and regulations of the SEC then in effect and should be sent by registered or certified mail to Thomas F. Menacher, Secretary of Republic Bancorp Inc., at 1070 East Main Street, Owosso, Michigan 48867.

Any security holder proposal which a shareholder wishes to present at Republic’s 2007 annual meeting of shareholders but which is not intended to be considered for inclusion in the proxy statement and proxy for that meeting must be received by Republic on or before February 6, 2007. Such proposals should be sent by registered or certified mail to Thomas F. Menacher, Secretary of Republic Bancorp Inc., at 1070 East Main Street, Owosso, Michigan 48867. If Republic does not have notice of the proposal by that date, Republic’s form of proxy in connection with that meeting may confer discretionary voting authority to vote on that matter and the persons named in Republic’s form of proxy will vote the shares represented by such proxies in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION

Citizens and Republic file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. The Citizens and Republic filings are also available at the Internet website maintained by the SEC at www.sec.gov.

Citizens has filed a registration statement on Form S-4 to register with the SEC the Citizens common stock that Republic shareholders will receive in connection with the merger. This document is a part of the registration statement of Citizens on Form S-4 and is a prospectus of Citizens and a proxy statement of Citizens and Republic for the Citizens special meeting and Republic special meeting, respectively.

The SEC permits Citizens and Republic to “incorporate by reference” information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document or by information contained in documents filed with or furnished to the SEC after the date of this document that is incorporated by reference in this document.

This document incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about Citizens and Republic and their financial conditions.

Citizens SEC Filings (File No. 000-10535)	Period or Filing Date

Annual Report on Form 10-K	Year Ended December 31, 2005
Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2006 and June 30, 2006
Current Reports on Form 8-K	Filed on January 20, 2006, February 23, 2006, February 28, 2006, March 3, 2006, March 14, 2006, April 18, 2006, April 20, 2006, June 27, 2006, June 29, 2006, June 30, 2006, July 20, 2006, August 4, 2006 and August 22, 2006 (other than the portions of those documents not deemed to be filed)
Description of Citizens common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description.
July 7, 1982

Republic SEC Filings (File No. 0-15734)	Period or Filing Date

Annual Report on Form 10-K	Year Ended December 31, 2005
Quarterly Reports on Form 10-Q	Quarters Ended March 31, 2006 and June 30, 2006
Current Reports on Form 8-K	Filed on January 17, 2006, February 23, 2006, March 6, 2006, April 18, 2006, April 27, 2006, June 27, 2006, June 30, 2006, July 19, 2006 and July 24, 2006 (other than the portions of those documents not deemed to be filed)
Description of Capital Stock set forth under “Item 11. Description of Registrant’s Securities to be Registered” in its registration statement on Form 10 and all amendments thereto or reports filed for the purpose of updating such description.
April 30, 1987

Citizens and Republic also incorporate by reference into this document additional documents that either company may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Citizens special meeting and the Republic special meeting. These documents include Quarterly Reports on Form 10-Q and Current Reports on Form 8-K as well as proxy statements.

You may not have been sent some of the documents incorporated by reference, but you can obtain any of them through Citizens or Republic as described below, through the SEC or through the SEC’s Internet website as described above. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this document. Shareholders may obtain documents incorporated by reference into this document by requesting them in writing, by telephone or via the Internet from the appropriate company at the following addresses:

Citizens Shareholder	Republic Shareholder

Citizens Banking Corporation 328 South Saginaw Street Flint, Michigan 48502 Attention: Investor Relations Telephone: (810) 257-2506 Internet website: www.citizensonline.com	Republic Bancorp Inc. 1070 East Main Street Owosso, Michigan 48867 Attention: Director of Investor Relations Telephone: (989) 725-7337 Internet website: www.republicbancorp.com

If you would like to request documents from Citizens or Republic, please do so by [          ], 2006, to receive them before the Citizens special meeting or Republic special meeting, as applicable.

This document contains a description of the representations and warranties made in the merger agreement. Representations and warranties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties have been made solely for the benefit of the other party to such contracts and documents, may be subject to important qualifications and limitations agreed to by the contracting parties, and may not be complete, and such representations and warranties should not be relied on by any other person. In addition, the representations and warranties contained in the merger agreement:

•	have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger and cannot be the basis for any claims under the merger agreement by the other party after termination of the merger agreement except if willfully false as of the date of the merger agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are subject to the materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement or such other date as is specified in the merger agreement.

Annex A

AGREEMENT AND PLAN OF MERGER
by and between
REPUBLIC BANCORP INC.
and
CITIZENS BANKING CORPORATION

DATED AS OF JUNE 26, 2006

A-i

A-ii

A-iii

INDEX OF DEFINED TERMS

Section

Adjusted Option	1.6(a)
Agency (Agencies)	3.16(d)
Agreement	Preamble
Alternative Proposal	6.11(a)
Alternative Transaction	6.11(a)
Average Closing Price	8.1(h)
BHC Act	3.1(b)
Business Day	8.1(h)
Cash Component	1.4(d)
Cash Consideration	1.4(d)(i)
Cash Conversion Number	1.5(a)
Cash Election	1.4(d)(i)
Cash Election Number	1.5(b)(i)
Cash Election Shares	1.4(d)(i)
Certificate	1.4(e)
Certificate of Merger	1.2
Citizens	Preamble
Citizens Alternative Proposal	6.12(a)
Citizens Alternative Transaction	6.11(a)
Citizens Articles	4.1(b)
Citizens Benefit Plans	4.20(a)
Citizens By-laws	4.1(b)
Citizens Capitalization Date	4.2(a)
Citizens Closing Price	1.4(d)
Citizens Common Stock	1.4(a)
Citizens Continuing Director	6.15(a)(i)
Citizens Contracts	4.22(a)
Citizens Disclosure Schedule	Art. IV
Citizens Leased Properties	4.15
Citizens Owned Properties	4.15
Citizens Pool	4.21(f)
Citizens Preferred Stock	4.2(a)
Citizens Ratio	8.1(h)(ii)
Citizens Real Property	4.15
Citizens Regulatory Agreement	4.5(b)
Citizens Requisite Regulatory Approvals	7.2(d)
Citizens Restricted Share Right	1.6(b)
Citizens Rights Agreement	4.2(a)
Citizens SEC Reports	4.5(c)
Citizens Starting Price	8.1(h)
Citizens Stock Plans	4.2(a)
Citizens Shareholders’ Meeting	6.3
Citizens Subsidiary	3.1(c)

A-iv

Section

Citizens Warrant	1.6(c)
Claim	6.7(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Covered Employees	6.6(a)
Criticized Assets	4.21(a)
Derivative Transactions	3.14(a)
Determination Date	8.1(h)
Director Article	6.3(a)
Director Bylaw	6.15(a)(i)
DPC Common Shares	1.4(b)
Effective Time	1.2
Election	2.1(a)
Election Deadline	2.1(d)
ERISA	3.11(a)
Exchange Act	3.5(c)
Exchange Agent	2.1(d)
Exchange Agent Agreement	2.1(d)
Exchange Fund	2.2
Exchange Ratio	1.4(d)
FDIC	3.1(d)
Federal Reserve Board	3.4
Fill Option	8.1(h)
Final Aggregate Consideration	8.1(h)
Final Index Price	8.1(h)
Final Price	8.1(h)
Form of Election	2.1(b)
Form S-4	3.4
GAAP	3.1(c)
Governmental Entity	3.4
Holder	2.1
Indebtedness	3.13(a)
Indemnified Parties	6.7(a)
Index Group	8.1(h)
Index Ratio	8.1(h)(ii)
Initial Aggregate Consideration	8.1(h)
Initial Index Price	8.1(h)
Injunction	7.1(d)
Insurance Amount	6.7(c)
Intellectual Property	3.18
IRS	3.10(a)
Joint Proxy Statement	3.4

A-v

Section

Letter of Transmittal	2.3(a)
Liens	3.2(b)
Loans	3.16(a)
Material Adverse Change	3.1(a)
Material Adverse Effect	3.1(a)
Materially Burdensome Regulatory Condition	6.1(b)
MBCA	1.1(a)
Merger	Recitals
Merger Consideration	1.4(d)
Nasdaq	1.4(d)
Non-Election Shares	1.4(d)(iii)
Other Regulatory Approvals	3.4
Per Share Amount	1.4(d)
Permitted Encumbrances	3.17
Policies, Practices and Procedures	3.15(b)
Problem Loans	3.16(a)
Republic	Preamble
Republic Appointee	6.15(a)(i)
Republic Alternative Proposal	6.11(a)
Republic Alternative Transaction	6.11(a)
Republic Articles	3.1(b)
Republic Benefit Plans	3.11(a)
Republic By-laws	3.1(b)
Republic Capitalization Date	3.2(a)
Republic Common Stock	1.4(b)
Republic Continuing Director	Exhibit B
Republic Contract	3.13(a)
Republic Deferred Shares	1.6(c)
Republic Disclosure Schedule	Art. III
Republic Leased Properties	3.17
Republic Options	1.6(a)
Republic Owned Properties	3.17
Republic Pool	3.16(f)
Republic Preferred Stock	3.2(a)
Republic Real Property	3.17
Republic Regulatory Agreement	3.5(b)
Republic Requisite Regulatory Approvals	7.3(d)
Republic Restricted Shares	1.6(b)
Republic SEC Reports	3.5(c)
Republic Stock Plans	1.6(a)
Republic Shareholders’ Meeting	6.3
Republic Subsidiary	3.1(c)
Republic Warrants	1.6(c)
Regulatory Agencies	3.5(a)

A-vi

Section

Sarbanes-Oxley Act	3.5(c)
SEC	3.4
Securities Act	3.2(a)
Share Ratio	1.4(d)
Shortfall Number	1.5(b)(ii)
SRO	3.5
Stock Consideration	1.4(d)(ii)
Stock Election	1.4(d)(ii)
Stock Election Shares	1.4(d)(ii)
Stock Issuance	4.3(a)
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Takeover Statutes	3.20
Tax Return	3.10(c)
Tax(es)	3.10(b)
Termination Fee	8.3(b)
Trust Account Common Shares	1.4(b)
Voting Debt	3.2(a)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 26, 2006 (this “Agreement”), by and between Republic Bancorp Inc., a Michigan corporation (“Republic”), and Citizens Banking Corporation, a Michigan corporation (“Citizens”).

WITNESSETH:

WHEREAS, the Boards of Directors of Republic and Citizens have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Republic will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Citizens (the “Merger”), so that Citizens is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”); and

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1  The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Michigan Business Corporation Act (the “MBCA”), at the Effective Time, Republic shall merge with and into Citizens. Citizens shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Michigan. As of the Effective Time, the separate corporate existence of Republic shall cease.

1.2  Effective Time.  The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) that shall be filed with the Secretary of State of the State of Michigan on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the Certificate of Merger.

1.3  Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in Section 724 of the MBCA.

1.4  Conversion of Republic Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Citizens, Republic or the holder of any of the following securities:

(a) Each share of common stock, without par value, of Citizens (including the related preferred stock purchase rights, the “Citizens Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $5.00 per share, of Republic issued and outstanding immediately prior to the Effective Time (the “Republic Common Stock”) that are owned by Republic or Citizens (other than shares of Republic Common Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and other than shares of Republic Common Stock held, directly or indirectly, by Republic or Citizens in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist and no stock of Citizens or other consideration shall be delivered in exchange therefor.

(c) Subject to Section 1.4(f), all shares of Republic Common Stock held by any direct or indirect wholly owned Subsidiary of Citizens or Republic, in each case, immediately prior to the Effective Time, shall be converted into the right to receive the Stock Consideration. For the avoidance of doubt, the Stock Consideration paid pursuant to this Section 1.4(c) shall not be subject to, and will not be deemed to be Stock Election Shares or otherwise taken into account in calculating, adjustments under Section 1.5(b).

(d) Subject to Sections 1.4(f) and 1.5, each share of Republic Common Stock, except for shares of Republic Common Stock owned by Republic or Citizens (other than Trust Account Common Shares and DPC Common Shares) or any of their respective wholly owned Subsidiaries, shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1, into the right to receive the following, without interest:

(i) for each share of Republic Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Cash Election”), the right to receive in cash from Citizens an amount (the “Cash Consideration”) equal to the Per Share Amount (collectively, the “Cash Election Shares”);

(ii) for each share of Republic Common Stock with respect to which an election to receive Citizens Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”), the right to receive from Citizens the fraction of a share of Citizens Common Stock (the “Stock Consideration”) as is equal to the Exchange Ratio (collectively, the “Stock Election Shares”); and

(iii) for each share of Republic Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), the right to receive from Citizens such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 1.5(b).

“Exchange Ratio” shall mean the quotient, rounded to the nearest one ten thousandth, of (A) the Per Share Amount divided by (B) the Citizens Closing Price.

“Per Share Amount” shall mean the sum, rounded to the nearest cent, of (A) $2.08 plus (B) the product, rounded to the nearest cent, of 0.4378 (the “Share Ratio”) times the Citizens Closing Price.

“Citizens Closing Price” shall mean the average, rounded to the nearest cent, of the closing sale prices of Citizens Common Stock on The Nasdaq Stock Market (the “Nasdaq”) as reported by The Wall Street Journal for the ten trading days immediately preceding the date of the Effective Time.

“Cash Component” shall mean $154,850,330.

The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(e) All of the shares of Republic Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Republic Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Republic Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends to which holders of Republic Common Stock become entitled in accordance with Section 2.3(c).

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Citizens Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Share Ratio.

(g) The parties acknowledge that pursuant to Section 762 of the MBCA no shareholders of Republic shall be entitled to exercise appraisal rights in connection with the Merger.

1.5  Proration.  (a) Notwithstanding any other provision contained in this Agreement, the total number of shares of Republic Common Stock to be converted into Cash Consideration pursuant to Section 1.4 (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Cash Component by (y) the Per Share Amount. All other shares of Republic Common Stock shall be converted into Stock Consideration (other than shares of Republic Common Stock to be cancelled as provided in Section 1.4(b)).

(b) Within two Business Days after the Effective Time, Citizens shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Republic Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the aggregate number of shares of Republic Common Stock with respect to which Cash Elections shall have been made (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii) If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B) If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 1.5(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

1.6  Stock Options and Other Stock-Based Awards.  (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Republic Common Stock granted to employees or directors of Republic or any of its Subsidiaries under any of the 1997 Stock Option Plan, 1998 Stock Option Plan, Voluntary Management Stock Accumulation Plan, Incentive Stock Plan and Second Amended and Restated Directors Compensation Plan, all as amended, and the award agreements thereunder (collectively, the “Republic Stock Plans”) that is outstanding immediately prior to the Effective Time (collectively, the “Republic Options”) shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as applied to each such Republic Option immediately prior to the Effective Time (taking into account any accelerated vesting of such Republic Options in accordance with the terms thereof, including terms approved by the Republic board prior to the date of this Agreement as described on Section 1.6(a) of the Republic Disclosure Schedule (as defined in Article III of this Agreement)), the number of whole shares of Citizens Common Stock that is equal to the number of shares of Republic Common Stock subject to such Republic Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Citizens Common Stock (rounded up to the nearest whole cent) equal to the exercise price for each such share of Republic Common Stock subject to such Republic Option immediately prior to the Effective Time divided by the Exchange Ratio.

(b) As of the Effective Time, each share of Republic Common Stock granted to any employee or director of Republic or any of its Subsidiaries under a Republic Stock Plan that is outstanding and subject to restrictions at the Effective Time (collectively, the “Republic Restricted Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, on the same terms and conditions as applied to each such Republic Restricted Share immediately prior to the Effective Time (including the same transfer restrictions), the number of whole shares of Citizens Common Stock that is equal to the number of shares of Republic Common Stock subject to such Republic Restricted Share immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) (the “Citizens Restricted Share Right”); provided, however, that, upon the lapsing of restrictions with respect to each such Citizens Restricted Share Right in accordance with the terms applicable to the corresponding Republic Restricted Share as in effect immediately prior to the Effective Time, Citizens shall be entitled to deduct and withhold from the Citizens Restricted Share Right such amounts as may be required to be deducted and withheld under the Code and any applicable state or local tax law with respect to the lapsing of such restrictions. Notwithstanding the foregoing, any Republic Restricted Share that is not subject to transfer restrictions as of the Effective Time, based on actions taken by the Republic board prior to the date of this Agreement (as described on Section 1.6(b) of the Republic Disclosure Schedule), shall be converted into the right to receive the Merger Consideration (less applicable withholding) determined in accordance with Sections 1.4 and 1.5 of this Agreement based on the holder’s election in accordance with Section 2.1 of this Agreement, and treating such Republic Restricted Shares in the same manner as all other shares of Republic Common Stock for such purposes.

(c) As of the Effective Time, each warrant with respect to shares of Republic Common Stock granted to any employee or director of Republic or any of its Subsidiaries under a Republic Stock Plan that is outstanding immediately prior to the Effective Time (collectively, the “Republic Warrants”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a warrant to purchase, on the same terms and conditions as applied to each such Republic Warrant immediately prior to the Effective Time (taking into account any accelerated vesting of such Republic Warrants in accordance with the terms thereof, including terms approved by the Republic board prior to the date of this Agreement, as described on Section 1.6(c) of the Republic Disclosure Schedule), the number of whole shares of Citizens Common Stock that is equal to the number of shares of Republic Common Stock subject to such Republic Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Citizens Common Stock (rounded up to the nearest whole cent) equal to the exercise price for each such share of Republic Common Stock subject to such Republic Warrant immediately prior to the Effective Time divided by the Exchange Ratio (each a “Citizens Warrant”).

(d) As of the Effective Time, Citizens shall assume the obligations and succeed to the rights of Republic under the Republic Stock Plans with respect to the Adjusted Options, the Citizens Restricted Share Rights and the Citizens Warrants. Republic and Citizens agree that prior to the Effective Time each of the Republic Stock Plans shall be amended, to the extent possible without requiring shareholder approval of such amendments, (i) if and to the extent necessary and practicable, to reflect the transactions contemplated by this Agreement, including, but not limited to, the conversion of Republic Options, Republic Restricted Shares, Republic Warrants granted to any employee or director of Republic or any of its Subsidiaries under a Republic Stock Plan that is outstanding immediately prior to the Effective Time pursuant to paragraphs (a), (b) and (c) above and the substitution of Citizens for Republic thereunder to the extent appropriate to effectuate the assumption of such Republic Stock Plans by Citizens and (ii) to preclude any automatic or formulaic grant of options, restricted shares or other awards thereunder on or after the date hereof. From and after the Effective Time, all references to Republic (other than any references relating to a “change in control” of Republic) in each Republic Stock Plan and in each agreement evidencing any award of

Republic Options or Republic Restricted Shares shall be deemed to refer to Citizens, unless Citizens determines otherwise.

(e) Citizens shall take all action reasonably necessary or appropriate to have available for issuance or transfer a sufficient number of shares of Citizens Common Stock for delivery upon exercise of the Adjusted Options or settlement of the Citizens Warrants. Within two Business Days of the Closing Date, Citizens shall file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of shares of Citizens Common Stock necessary to fulfill Citizens’s obligations under this Section 1.6.

1.7  Certificate of Incorporation of Citizens.  At the Effective Time, the Citizens Articles (as defined in Section 4.1(b)), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8  Bylaws of Citizens.  At the Effective Time, the Citizens By-laws (as defined in Section 4.1(b)), as in effect immediately prior to the Effective Time (but amended to include the Director Bylaw), shall be the By-laws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9  Tax Consequences.  It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1  Election Procedures.  Each holder of record of shares of Republic Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (herein called an “Election”) (i) the number of shares of Republic Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Republic Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Citizens shall prepare a form reasonably acceptable to Republic (the “Form of Election”) which shall be mailed to record holders of Republic Common Stock so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c) Citizens shall make the Form of Election initially available not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of Republic who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

(d) Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Citizens and reasonably acceptable to Republic (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Republic shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Republic Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Citizens, in its sole discretion and any shares of Republic Common Stock held by such Holder shall be deemed Non-Election Shares. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the

Exchange Agent is located) on the day prior to the Republic Shareholders’ Meeting or such other time and date as Citizens and Republic may mutually agree. Republic and Citizens shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

(e) Any Republic shareholder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Citizens shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Republic Common Stock (neither Citizens nor Republic nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Republic Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) Any Republic shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Citizens or Republic that this Agreement has been terminated in accordance with Article VIII.

(g) Subject to the terms of the Exchange Agent Agreement, Citizens, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Republic shareholder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 1.5, (iii) the issuance and delivery of certificates representing the whole number of shares of Citizens Common Stock into which shares of Republic Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Republic Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Citizens Common Stock.

2.2  Deposit of Merger Consideration.  At or prior to the Effective Time, Citizens shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) certificates representing the number of shares of Citizens Common Stock sufficient to deliver, and Citizens shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f)) (collectively, the “Exchange Fund”) and Citizens shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

2.3  Delivery of Merger Consideration.  (a) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Republic Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Citizens Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Citizens Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Republic Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 1.4 and 1.5) and any cash in lieu of fractional shares of Citizens Common Stock to be issued or paid in consideration therefor in respect of the shares of Republic Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Citizens Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) No dividends or other distributions with respect to Citizens Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Citizens Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Citizens Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Citizens Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Citizens Common Stock issuable with respect to such Certificate.

(d) In the event of a transfer of ownership of a Certificate representing Republic Common Stock that is not registered in the stock transfer records of Republic, the proper amount of cash and/or shares of Citizens Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Republic Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Citizens that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Citizens) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of Citizens Common Stock, cash dividends or distributions payable pursuant to Section 2.3(c) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Republic Common Stock such amounts as the Exchange Agent or Citizens, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Citizens, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Republic Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Citizens, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of Republic of any shares of Republic Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Republic Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Citizens Common Stock to be issued or paid in consideration therefor in accordance with Section 1.5 and the procedures set forth in this Article II.

(f) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Citizens Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Citizens Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Citizens. In lieu of the issuance of any such fractional share, Citizens shall pay to each former shareholder of Republic who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Citizens Closing Price by (ii) the fraction of a share (after taking into account all shares of Republic Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Citizens Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4.

(g) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Republic as of the first anniversary of the Effective Time shall be paid to Citizens. Any former shareholders of Republic who have not theretofore complied with this Article II shall thereafter look only to Citizens with respect to the Merger

Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Citizens Common Stock deliverable in respect of each share of Republic Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Citizens, Republic, the Exchange Agent or any other person shall be liable to any former holder of shares of Republic Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Citizens or the Exchange Agent, the posting by such person of a bond in such amount as Citizens may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF REPUBLIC

Except as disclosed in the disclosure schedule (the “Republic Disclosure Schedule”) delivered by Republic to Citizens prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Republic’s covenants, provided, however, that disclosure in any section of such Republic Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement), Republic hereby represents and warrants to Citizens as follows:

3.1  Corporate Organization.  (a) Republic is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan. Republic has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic. As used in this Agreement, the term “Material Adverse Effect” or “Material Adverse Change” means, with respect to Citizens, Republic or the Surviving Corporation, as the case may be, an effect, event, development or change (a) which is materially adverse to the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole; provided that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect or a Material Adverse Change: any effect, event, development or change primarily arising out of or resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global or national political conditions or in general U.S. or global economic or market conditions affecting banks or their holding companies generally (including changes in interest or exchange rates) except to the extent that any such changes have a disproportionate adverse effect on such party, (D) public disclosure of the transactions contemplated hereby, including the impact thereof on customers, suppliers, licensors and employees, or (E) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving the properties or assets of the applicable person or its Subsidiaries; or (b) would prevent or materially delay the consummation of the transactions contemplated hereby or prevent or materially impair or delay the ability of Republic or Citizens to perform its obligations hereunder.

(b) Republic is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True, complete and correct copies of the Third Restated Articles of Incorporation of

Republic, as amended (the “Republic Articles”), and the By-laws of Republic (the “Republic By-laws”), as in effect as of the date of this Agreement, have previously been made available to Citizens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, each Republic Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, by-laws and similar governing documents of each Republic Subsidiary, copies of which have previously been made available to Citizens, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to either party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Republic Subsidiary” and “Citizens Subsidiary” shall mean any direct or indirect Subsidiary of Republic or Citizens, respectively.

(d) The deposit accounts of Republic Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) The minute books of Republic and each of its Subsidiaries previously made available to Citizens contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.2  Capitalization.  (a) The authorized capital stock of Republic consists of 100,000,000 shares of Republic Common Stock, of which, as of June 23, 2006 (the “Republic Capitalization Date”), 74,447,274 shares were issued and outstanding, and 5,000,000 shares of preferred stock without par value (“Republic Preferred Stock”), of which, as of the Republic Capitalization Date, no shares were issued and outstanding. As of the Republic Capitalization Date, no more than 1,000 shares of Republic Common Stock were held in Republic’s treasury. As of the date hereof, no shares of Republic Common Stock or Republic Preferred Stock were reserved for issuance except for (i) 2,281,914 shares of Republic Common Stock reserved for issuance upon the exercise of currently outstanding Republic Options pursuant to Republic Stock Plans, and (ii) 143,435 shares of Republic Common Stock were reserved for issuance upon settlement of the currently outstanding Republic Warrants. All of the issued and outstanding shares of Republic Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of Republic are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and Republic Stock Plans, Republic does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Republic Common Stock, Voting Debt or any other equity securities of Republic or any securities representing the right to purchase or otherwise receive any shares of Republic Common Stock, Voting Debt or any other equity securities of Republic or any Republic Subsidiary. As of the date of this Agreement, there are no contractual obligations of Republic or any Republic Subsidiary (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Republic or any equity security of Republic or any Republic Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Republic or any Republic Subsidiary or (y) pursuant to which Republic or any Republic Subsidiary is or could be required to register shares of Republic capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Republic has provided Citizens with a true, complete and correct list of the number of shares of Republic Common Stock issuable upon the exercise of each Republic Option and Republic Warrant outstanding under Republic Stock Plans as of the Republic Capitalization Date, the names of the holders thereof, the status as vested or unvested and the exercise price for each such Republic Option and Republic Warrant. Since the Republic Capitalization Date through the date hereof, Republic has not (A) issued or repurchased any shares of Republic Common Stock, Republic Preferred

Stock, Voting Debt or other equity securities of Republic other than the issuance of shares of Republic Common Stock in connection with the exercise of Republic Options or Republic Warrants to purchase Republic Common Stock granted under Republic Stock Plans that were outstanding on the Republic Capitalization Date or (B) issued or awarded any options, warrants, restricted shares or any other equity-based awards under any of Republic Stock Plans.

(b) Except for any director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Republic Subsidiary are owned by Republic, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Republic Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3  Authority; No Violation.  (a) Republic has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Republic. The Board of Directors of Republic has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Republic and its shareholders, has directed that this Agreement be submitted to Republic’s shareholders for approval and adoption at a duly held meeting of such shareholders, has determined to recommend such approval and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Republic Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Republic are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Republic and (assuming due authorization, execution and delivery by Citizens) constitutes the valid and binding obligation of Republic, enforceable against Republic in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Republic nor the consummation by Republic of the transactions contemplated hereby, nor compliance by Republic with any of the terms or provisions of this Agreement, will (i) violate any provision of Republic Articles or Republic By-laws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Republic, any of its Subsidiaries or any of their respective properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Republic or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Republic or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any state banking or insurance authorities and approval of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Joint Proxy Statement in definitive form relating to the meetings of Republic’s and Citizens’s respective shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Joint Proxy Statement”) and of a registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.6(e), (iv) the filing of the Certificate of Merger with the Administrator pursuant to the MBCA, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Citizens Common Stock pursuant to this Agreement and approval of quotation of such Citizens Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with the consummation by Republic of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Republic of this Agreement.

3.5  Reports; Regulatory Matters.  (a) Republic and each Republic Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2004 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the NASD and any other self-regulatory organization (“SRO”), (iv) the SEC and (v) any foreign regulatory authority (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except in all cases as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Republic and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2004 or has pending any proceeding, enforcement action or, to the knowledge of Republic, investigation into the business, disclosures or operations of Republic or any Republic Subsidiary. Since January 1, 2004, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Republic, investigation into the business, disclosures or operations of Republic or any Republic Subsidiary. There is no material unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Republic or any Republic Subsidiary. Since January 1, 2004, there has been no formal material inquiries by, or material disagreements or disputes with, any Regulatory Agency or Governmental Entity with respect to the business, operations, policies or procedures of Republic or any Republic Subsidiary. For the purposes of this Agreement, “knowledge” shall mean the actual knowledge of the executive officers of Citizens or Republic, as applicable.

(b) Neither Republic nor any Republic Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter, outside of normal communications with Regulatory Agencies as part of the examination process, from, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Republic Regulatory Agreement”), nor has Republic or any of its Subsidiaries been advised since January 1, 2004, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Republic Regulatory Agreement.

(c) Republic has previously made available to Citizens an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Republic since January 1, 2003 pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the date of this Agreement (the “Republic SEC Reports”), and (ii) communication mailed by Republic to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such Republic SEC Report or communication, at the time filed, furnished or communicated (in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Republic SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Republic has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

3.6  Financial Statements.

(a) The financial statements of Republic and its Subsidiaries included (or incorporated by reference) in Republic SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Republic and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Republic and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Republic and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Republic as a result of or in connection with any disagreements with Republic on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Republic nor any Republic Subsidiary has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Republic included in its Quarterly Report on Form 10-Q for the period ended March 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Republic and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Republic or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Republic. Republic (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Republic, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Republic by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Republic’s outside auditors and the audit committee of Republic’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Republic’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Republic’s internal controls over financial reporting. These disclosures were made in writing by management to Republic’s auditors and audit committee and a copy has previously been made available to Citizens. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2005, (i) through the date hereof, neither Republic nor any of its Subsidiaries has received any material complaint or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Republic or any of its Subsidiaries or their respective internal accounting controls, including any material complaint or claim that Republic or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Republic or any of its Subsidiaries, whether or not employed by Republic or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Republic or any of its officers, directors, employees or agents to the Board of Directors of Republic or any committee thereof or to any director or officer of Republic.

3.7  Broker’s Fees.  Neither Republic nor any Republic Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Goldman, Sachs & Co. pursuant to a letter agreement between Republic and Goldman, Sachs & Co., a true, complete and correct copy of which has been previously delivered to Citizens.

3.8  Absence of Certain Changes or Events.  (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Republic.

(b) Since December 31, 2005, through and including the date of this Agreement, except as publicly disclosed by Republic in the Republic SEC Reports filed or furnished prior to the date hereof, Republic and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

3.9  Legal Proceedings.  (a) Neither Republic nor any Republic Subsidiary is a party to any, and there are no pending or, to the knowledge of Republic, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Republic or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic.

(b) There is no Injunction or judgment imposed upon Republic, any of its Subsidiaries or the assets of Republic or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic.

3.10  Taxes and Tax Returns.  (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Republic, (i) each of Republic and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by or with respect to Republic or any of its Subsidiaries on or prior to the date of this Agreement (all such returns being accurate and complete), has paid all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against; (ii) all income Tax returns of Republic and its Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) and any applicable Tax authorities, or the applicable statute of limitations with respect to such Tax Returns has expired without examination, for all years to and including 2000 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP; (iii) there are no disputes pending, or claims asserted, for Taxes or assessments upon or with respect to Republic or any of its Subsidiaries; (iv) neither Republic nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Republic and its Subsidiaries) or is liable for any Tax imposed on any Person other than Republic and its Subsidiaries as a result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local or foreign law); (v) all Taxes that Republic or any of its Subsidiaries is required to withhold from amounts owing to any employee, creditor or third party have been properly withheld and, to the extent payable, timely paid over to the proper Governmental Entity; (vi) no extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of, Republic or any of its Subsidiaries; (vii) neither Republic nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (viii) neither Republic nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan

(or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (ix) neither Republic nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Republic or any of its Subsidiaries; (x) the aggregate balance of the reserve for bad debts described in Section 593(g)(4)(A)(ii) of the Code and any similar provision under state or local laws and regulations of Republic and its Subsidiaries as of December 31, 2005 is zero; and (xi) neither Republic nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) any and all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for any items described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as successor or transferee, by contract or otherwise.

(c) As used in this Agreement, the term “Tax Return” means any report, return or other information (including any amendments, schedules or attachments thereto) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Republic or any of its Subsidiaries.

3.11  Employee Matters.  (a) Section 3.11 of the Republic Disclosure Schedule sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment for the benefit of any employee, former employee, director or former director of Republic or any Republic Subsidiary entered into, maintained or contributed to by Republic or any Republic Subsidiary or to which Republic or any Republic Subsidiary may have any liability with respect to current or former employees or directors of Republic or any Republic Subsidiary (such plans, programs, agreements and commitments, herein referred to as the “Republic Benefit Plans”).

(b) With respect to each Republic Benefit Plan, Republic has made available to Citizens true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Republic Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof, (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the IRS; (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements, (vii) any written communications to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such Republic Benefit Plan and (viii) all amendments, modifications or supplements to any such document.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, (i) Republic and each Republic Subsidiary has operated and administered each Republic Benefit Plan in compliance with all applicable laws and the terms of each such plan; (ii) the terms of each Republic Benefit Plan are in compliance with all applicable laws; (iii) each Republic Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of Republic, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Republic Benefit Plan; and (iv) there are no pending or, to the knowledge of Republic, threatened or anticipated claims by, on behalf of or against any of the Republic Benefit Plans or any assets thereof (other than routine claims for benefits). All contributions, premiums and other payments required to be made with respect to any Republic Benefit Plan have been made on or before their due dates under applicable law and the terms of such Republic Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Republic Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Republic included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since March 31, 2006.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, with respect to the Republic Benefits Plans, neither Republic nor any Republic Subsidiary has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification or joint and several liability obligation), any liability under Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or any foreign law or regulation relating to employee benefit plans, and, to the knowledge of Republic, no event, transaction or condition has occurred, exists or is reasonably expected to occur which could reasonably be expected to result in any such liability to Republic, any Republic Subsidiary or, after the Closing, to Citizens. With respect to each Republic Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA): (i) no such plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code), and (ii) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan within the past 12 months.

(e) Except as set forth in Section 3.11(e) of the Republic Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Republic or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation to any director, employee or independent contractor, (iii) result in the acceleration of the time of payment, forgiveness of indebtedness, vesting or funding of any such benefit or compensation, (iv) limit the ability to amend, terminate or receive a reversion of assets from any Republic Benefit Plan or related trust or (v) result in any amount failing to be deductible by reason of Section 280G of the Code.

(f) Except as set forth in Section 3.11(f) of the Republic Disclosure Schedule, no payment made or to be made in respect of any employee or former employee of Republic or any of its Subsidiaries is or will be nondeductible by reason of Section 162(m) of the Code.

(g) Neither Republic nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Republic or any of its Subsidiaries. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Republic, threatened and neither Republic nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years. Neither Republic nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Republic and its Subsidiaries are in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, termination of employment or similar matters and have not engaged in any unfair labor practices or similar prohibited practices.

3.12  Compliance with Applicable Law.  (a) Republic and each Republic Subsidiary holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Republic or any of its Subsidiaries, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic.

(b) Since the enactment of the Sarbanes-Oxley Act, Republic has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. Section 3.12(b) of Republic Disclosure Schedule sets forth, as of the date hereof, a schedule of all executive officers and directors of Republic who have outstanding loans from

Republic, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

3.13  Certain Contracts.  (a) Except as set forth on Section 3.13(a) of the Republic Disclosure Schedule, neither Republic nor any Republic Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) that provides for indemnification of any director, officer or employee of Republic, (iii) which, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Citizens, Republic, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee of Republic or any Subsidiary thereof, (iv) that is or includes any non-competition, non-solicitation or exclusive dealing agreement or obligation, or any other agreement or obligation that purports to limit or restrict in any respect (A) the ability of Republic or any of its Subsidiaries to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of Republic or its Subsidiaries or, following consummation of the Merger, the business and operations of Citizens and its Subsidiaries, is or could be conducted, (v) that relates to the incurrence of Indebtedness (other than deposit liabilities, advances and loans from a Federal Home Loan Bank, and sales of securities subject to repurchase, in each case in the ordinary course of business) in the principal amount of $2.5 million or more, (vi) that grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Republic or its Subsidiaries, (vii) that is a consulting agreement or service contract (including data processing, software programming and licensing contracts and outsourcing contracts for the provision of collection and other services in connection with the business and operations of Republic and its Subsidiaries) involving the payment of annual fees of $250,000 or more, or (viii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in Republic SEC Reports filed prior to the date hereof. As used herein, “Indebtedness” of a person shall mean (i) all obligations of such person for borrowed money, (ii) all obligations of such person evidenced by bonds, debentures, notes and similar instruments, (iii) all leases of such person capitalized in accordance with GAAP, and (iv) all obligations of such person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13, whether or not set forth in Republic Disclosure Schedule, is referred to as a “Republic Contract,” and neither Republic nor any of its Subsidiaries knows of, or has received notice of, any violation of any Republic Contract by any of the other parties thereto. Section 3.13(a) of the Republic Disclosure Schedule accurately categorizes each of the Republic Contracts according to the applicable clause(s) of the definition of Company Material Contracts. Republic has made available true and complete copies of each (i) Republic Contract and (ii) each contract or agreement that involved payments by Republic or its Subsidiaries in fiscal year 2005 of more than $250,000 or which could reasonably be expected to involve payments during fiscal year 2006 or 2007 of more than $250,000 other than where such contract or agreement was or is terminable at will on 60 days or less notice without payment of a penalty in excess of $50,000.

(b) Each Republic Contract is valid and binding on Republic or its applicable Subsidiary and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, (i) each Republic Contract is accurately categorized in Section 3.13(a) of the Republic Disclosure Schedule according to the applicable clause(s) of the definition of Republic Contracts, (ii) Republic and each Republic Subsidiary has in all material respects performed all obligations required to be performed by it to date under each Republic Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Republic or any of its Subsidiaries under any such Republic Contract.

3.14  Risk Management Instruments.  (a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, events or conditions (credit-related or otherwise) or any indexes, or any other similar transaction or combination of any of these transactions, and any collateralized debt obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivative Transactions” shall not include any Republic Stock Option.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, (i) all Derivative Transactions that are currently outstanding (which for the avoidance of doubt shall not include any Republic Stock Option), whether entered into for the account of Republic or any Republic Subsidiary or for the account of a customer of Republic or any Republic Subsidiary, were duly authorized by Republic and entered into by Republic and, to the knowledge of Republic, the counterparties thereto in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Republic and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (ii) all of such Derivative Transactions are legal, valid and binding obligations of Republic or a Republic Subsidiary enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (iii) Republic and each applicable Republic Subsidiary have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the knowledge of Republic, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15  Investment Securities.  (a) Each of Republic and each Republic Subsidiary has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Republic or its Subsidiaries. Such securities are valued on the books of Republic in accordance with GAAP in all material respects.

(b) Republic and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) which Republic believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, Republic has made available to Citizens in writing the material Policies, Practices and Procedures.

3.16  Loan Portfolio.  (a) Section 3.16(a) of the Republic Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of December 31, 2005, of all written or oral loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Republic or its Subsidiaries (collectively, “Loans”), other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of December 31, 2005, of all “non-accrual” Loans. As of December 31, 2005, Republic and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 3.16(a) of the Republic Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by Republic as “Watch”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“Problem Loans”). Section 3.16(a) of the Republic Disclosure Schedule sets forth (A) a summary of Problem Loans of Republic as of December 31, 2005, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans and (B) each asset of Republic or any of its Subsidiaries that, as of December 31, 2005, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, all Loans originated by Republic or its Subsidiaries, and all such Loans purchased, administered or serviced by Republic or its Subsidiaries (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of Republic or its Subsidiaries, as applicable (and in the case of Loans held for resale to investors, the lending standards, if any, of such investors) and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Republic or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c) None of the agreements pursuant to which Republic or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Each of Republic and each Republic Subsidiary, as applicable, is approved by and is in good standing (i) as a supervised mortgagee by the Department of Housing and Urban Development to originate and service Title I FHA mortgage loans; (ii) as a GNMA I and II Issuer by the Government National Mortgage Association; (iii) by the Department of Veteran’s Affairs to originate and service VA loans; and (iv) as a seller/servicer by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to originate and service conventional residential mortgage Loans (each such entity being referred to herein as an “Agency” and, collectively, the “Agencies”).

(e) None of Republic or any of its Subsidiaries is now nor has it ever been since December 31, 2004 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither Republic nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of Republic or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

(f) To the knowledge of Republic, each Loan included in a pool of Loans originated, acquired or serviced by Republic or any of its Subsidiaries (a “Republic Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Republic Pool. All such Republic Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of Republic, no Republic Pools have been improperly certified, and no Loan has been bought out of a Republic Pool without all required approvals of the applicable investors.

3.17  Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, Republic or a Republic Subsidiary (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in Republic SEC Reports as being owned by Republic or a Republic Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Republic Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Republic SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Republic Leased Properties” and, collectively with the Republic Owned Properties, the “Republic Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Republic, the lessor. There are no pending or, to the knowledge of Republic, threatened condemnation proceedings against the Republic Real Property. Republic and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Republic Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

3.18  Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, (a) Republic and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Republic and its Subsidiaries does not, to the knowledge of Republic, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Republic or any Republic Subsidiary acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of Republic or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Republic or its Subsidiaries; (d) neither Republic nor any Republic Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property used by Republic or any Republic Subsidiary and no Intellectual Property owned and/or licensed by Republic or any Republic Subsidiary is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.19  Environmental Liability.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Republic, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Republic or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Republic or any of its Subsidiaries; (b) to the knowledge of Republic, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Republic or any of its Subsidiaries; and (c) neither Republic nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

3.20  State Takeover Laws.  The Board of Directors of Republic has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby, the restrictions on “business combinations” set forth in Chapter 7A of the MBCA and all other “moratorium,” “control share” (including Chapter 7B of the MBCA), “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.21  Reorganization; Approvals.  As of the date of this Agreement, Republic (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.22  Opinions.  Prior to the execution of this Agreement, Republic has received an opinion from Goldman, Sachs & Co. to the effect that as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the aggregate Merger Consideration is fair to the shareholders of Republic from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement. Republic will provide Citizens with a true, correct and complete copy of such opinion for informational purposes promptly following receipt thereof by Republic.

3.23  Republic Information.  The information relating to Republic and its Subsidiaries that is provided by Republic or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Republic and other portions within the reasonable control of Republic will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CITIZENS

Except as disclosed in the disclosure schedule (the “Citizens Disclosure Schedule”) delivered by Citizens to Republic prior to the execution of this Agreement (which schedule sets forth, among other things, items, the disclosure of which is necessary or appropriate, either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Citizens’s covenants, provided, however, that disclosure in any section of such Citizens Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement), Citizens hereby represents and warrants to Republic as follows:

4.1  Corporate Organization.  (a) Citizens is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan. Citizens has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business, in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens.

(b) Citizens is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the Restated Articles of Incorporation, as amended (the “Citizens Articles”), and Amended Restated Bylaws of Citizens, as amended (the “Citizens By-laws”), as in effect as of the date of this Agreement, have previously been made available to Republic.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, each Citizens Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, by-laws and similar governing documents of each Citizens Subsidiary, copies of which have previously been made available to Republic, are true, complete and correct copies of such documents as of the date of this Agreement.

(d) The deposit accounts of Citizens Bank are insured by the FDIC through the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(e) The minute books of Citizens and each of its Subsidiaries previously made available to Republic contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

4.2  Capitalization.  (a) The authorized capital stock of Citizens consists of 100,000,000 shares of Citizens Common Stock, of which, as of June 23, 2006 (the “Citizens Capitalization Date”), 42,705,601 shares were issued and outstanding, and 5,000,000 shares of preferred stock, without par value (the “Citizens Preferred Stock”), of which, as of the Citizens Capitalization Date, no shares were issued and outstanding. As of the Citizens Capitalization Date, there were no shares of Citizens Common Stock held in Citizens’s treasury. As of the Citizens Capitalization Date, no shares of Citizens Common Stock or Citizens Preferred Stock were reserved for issuance, except for (i) 3,600,000 shares of Citizens Common Stock reserved for issuance upon exercise of currently outstanding options issued pursuant to employee and director stock plans of Citizens in effect as of the date of this Agreement (the “Citizens Stock Plans”), and (ii) 200,000 shares of Citizens Preferred stock reserved for issuance pursuant to the Rights Agreement, dated as of May 23, 2000, by and between Citizens and Citizens Bank (the “Citizens Rights Agreement”). All of the issued and outstanding shares of Citizens Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Citizens is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, the Citizens Stock Plans, the Citizens Rights Agreement, and stock repurchase plans entered into by Citizens from time to time, Citizens does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Citizens Common Stock, Voting Debt or any other equity securities of Citizens or any securities representing the right to purchase or otherwise receive any shares of Citizens Common Stock, Voting Debt or other equity securities of Citizens or any Citizens Subsidiary. As of the date of this Agreement, other than as contemplated by this Agreement and except as disclosed on Section 4.2(a) of the Citizens Disclosure Schedule, there are no contractual obligations of Citizens or any Citizens Subsidiary (x) to repurchase, redeem or otherwise acquire any shares of capital stock of Citizens or any equity security of Citizens or any Citizens Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Citizens or any Citizens Subsidiary or (y) pursuant to which Citizens or any Citizens Subsidiary is or could be required to register shares of Citizens capital stock or other securities under the Securities Act. Citizens has provided Republic with a true, complete and correct list of the aggregate number of shares of Citizens Common Stock issuable upon the exercise of outstanding Citizens Options under Citizens Stock Plans as of the Citizens Capitalization Date, the aggregate number of Citizens Options that are vested or unvested and the average exercise price for each such Citizens Option. Since the Citizens Capitalization Date through the date hereof, Citizens has not (A) issued or repurchased any shares of Citizens Common Stock, Citizens Preferred Stock, Voting Debt or other equity securities of Citizens other than the issuance of shares of Citizens Common Stock in connection with the exercise of Citizens Options to purchase Citizens Common Stock granted under Citizens Stock Plans that were outstanding on the Citizens Capitalization Date or (B) issued or awarded any options, warrants, restricted shares or any other equity-based awards under any of Citizens Stock Plans. The shares of Citizens Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Except for director qualifying shares, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Citizens Subsidiary are owned by Citizens, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (subject to 12 U.S.C. § 55) and free of preemptive rights. No such Citizens Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3  Authority; No Violation.  (a) Citizens has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Citizens. The Board of Directors of Citizens has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Citizens and its shareholders, has directed that this Agreement be submitted to Citizens’s shareholders for approval and adoption at a duly held meeting of such shareholders, has determined to recommend such approval and has adopted a resolution to the foregoing effect. Except for the approval of Citizens shareholders required pursuant to the rules of The Nasdaq National Market for the issuance of shares of Citizens Common Stock pursuant to Article I (the “Stock Issuance”), no other corporate proceedings on the part of Citizens are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Citizens and (assuming due authorization, execution and delivery by Republic) constitutes the valid and binding obligation of Citizens, enforceable against Citizens in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Citizens, nor the consummation by Citizens of the transactions contemplated hereby, nor compliance by Citizens with any of the terms or provisions of this Agreement, will (i) violate any provision of the Citizens Articles or the Citizens By-laws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Citizens, any Citizens Subsidiary or any of their respective properties or assets or (B) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Citizens or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Citizens or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4  Consents and Approvals.  Except for (i) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Joint Proxy Statement and the filing and declaration of effectiveness of the Form S-4 and the filing and effectiveness of the registration statement contemplated by Section 1.6(e), (iv) the filing of the Certificate of Merger with the Administrator pursuant to the MBCA, (v) any consents, authorizations, approvals, filings or exemptions required under consumer finance, mortgage banking and other similar laws, and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Citizens Common Stock pursuant to this Agreement and approval of quotation of such Citizens Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Citizens of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Citizens of this Agreement.

4.5  Reports; Regulatory Matters.  (a) Citizens and each Citizens Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2004 with the Regulatory Agencies and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2004, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except in all cases as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Citizens and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2004 or has pending any proceeding, enforcement action or, to the knowledge of Citizens, investigation into the business, disclosures or operations of Citizens or any of its Subsidiaries. Since January 1, 2004, no Regulatory Agency or Governmental Entity has

resolved any proceeding, enforcement action or, to the knowledge of Citizens, investigation into the business, disclosures or operations of Citizens or any of its Subsidiaries. Since January 1, 2004, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Citizens, investigation into the business, disclosures or operations of Citizens or any Citizens Subsidiary. There is no material unresolved violation, criticism, or exception by any Regulatory Agency or Governmental Entity with respect to any report or statement relating to any examinations or inspections of Citizens or any of its Subsidiaries. Since January 1, 2004 there has been no formal material inquiries by, or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Citizens or any Citizens Subsidiary.

(b) Neither Citizens nor any Citizens Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter, outside of normal communications with Regulatory Agencies as part of the examination process, from, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Citizens Regulatory Agreement”), nor has Citizens or any of its Subsidiaries been advised since January 1, 2004, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Citizens Regulatory Agreement.

(c) Citizens has previously made available to Republic an accurate and complete copy of each (i) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Citizens since January 1, 2003 pursuant to the Securities Act or the Exchange Act and prior to the date of this Agreement (the “Citizens SEC Reports”) and (ii) communication mailed by Citizens to its shareholders, in each case since January 1, 2003 and prior to the date of this Agreement. No such Citizens SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Citizens SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Citizens has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

4.6  Financial Statements.  (a) The financial statements of Citizens and its Subsidiaries included (or incorporated by reference) in the Citizens SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Citizens and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Citizens and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Citizens and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Ernst & Young LLP has not resigned or been dismissed as independent public accountants of Citizens as a result of or in connection with any disagreements with Citizens on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Citizens nor any Citizens Subsidiary has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Citizens included in its Quarterly Report on Form 10-Q for the period ended March 31, 2006 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2006 or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Citizens and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Citizens or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Citizens. Citizens (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Citizens, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Citizens by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Citizens’s outside auditors and the audit committee of Citizens’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Citizens’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Citizens’s internal controls over financial reporting. These disclosures were made in writing by management to Citizens’s auditors and audit committee and a copy has previously been made available to Republic. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since December 31, 2005, (i) through the date hereof, neither Citizens nor any of its Subsidiaries has received any material complaint or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Citizens or any of its Subsidiaries or their respective internal accounting controls, including any material complaint or claim that Citizens or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Citizens or any of its Subsidiaries, whether or not employed by Citizens or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Citizens or any of its officers, directors, employees or agents to the Board of Directors of Citizens or any committee thereof or to any director or officer of Citizens.

4.7  Broker’s Fees.  Neither Citizens nor any Citizens Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than UBS Securities LLC pursuant to a letter agreement between Citizens and UBS Securities LLC, a true, complete and correct copy of which has been previously delivered to Republic.

4.8  Absence of Certain Changes or Events.  (a) Since December 31, 2005, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Citizens.

(b) Since December 31, 2005, through and including the date of this Agreement, except as publicly disclosed by Republic in the Republic SEC Reports filed or furnished prior to the date hereof, Citizens and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

4.9  Legal Proceedings.  (a) Neither Citizens nor any Citizens Subsidiary is a party to any, and there are no pending or, to the knowledge of Citizens, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Citizens or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens.

(b) There is no Injunction or judgment imposed upon Citizens, any of its Subsidiaries or the assets of Citizens or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens.

4.10  Taxes and Tax Returns.  Except as would not, individually or in the aggregate, have a Material Adverse Effect on Citizens, (i) each of Citizens and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by or with respect to Citizens and its Subsidiaries on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes with respect to the periods covered by such Tax Returns and has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and, in each case, have been adequately reserved against; (ii) all income Tax returns of Citizens and its Subsidiaries have been examined by the IRS and any applicable Tax authorities, or the applicable statute of limitations with respect to such Tax Returns has expired without examination, for all years to and including 2000 and any liability with respect thereto has been satisfied or any liability with respect to deficiencies asserted as a result of such examination is covered by reserves that are adequate under GAAP; (iii) there are no disputes pending, or claims asserted, for material Taxes or material assessments upon Citizens or any of its Subsidiaries for which Citizens does not have reserves that are adequate under GAAP; (iv) neither Citizens nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Citizens and its Subsidiaries) or is liable for any Tax imposed on any Person other than Citizens and its Subsidiaries as a result of the application of Treasury Regulation Section 1.1502-6 (and any comparable provision of state, local or foreign law); (v) all Taxes that Citizens or any of its Subsidiaries is required to withhold from amounts owing to any employee, creditor or third party have been properly withheld and, to the extent payable, timely paid over to the proper Governmental Entity; (vi) no extensions or waivers of statutes of limitation have been given by, or requested with respect to any Taxes of, Citizens or any of its Subsidiaries; (vii) neither Citizens nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would, or would be reasonably expected to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (viii) neither Citizens nor any of its Subsidiaries has been a party to any distribution occurring during the two-year period prior to the date of this Agreement, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (ix) neither Citizens nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Citizens or any of its Subsidiaries; (x) the aggregate balance of the reserve for bad debts described in Section 593(g)(4)(A)(ii) of the Code and any similar provision under state or local laws and regulations of Citizens and its Subsidiaries as of December 31, 2005 is zero; and (xi) neither Citizens nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2).

4.11  Compliance with Applicable Law.  (a) Citizens and each Citizens Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Citizens or any of its Subsidiaries, except where the failure to hold such licenses, franchises, permits and authorizations, or such non-compliance or default, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens.

(b) Since the enactment of the Sarbanes-Oxley Act, Citizens has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq. Section 4.11(b) of the Citizens Disclosure Schedule sets forth, as of the date hereof, a schedule of all executive officers and directors of Citizens who have outstanding loans from Citizens, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

4.12  Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, (a) Citizens and each of Citizens Subsidiary owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Citizens and each Citizens Subsidiary does not, to the knowledge of Citizens, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Citizens or any Citizens Subsidiary acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of Citizens or any Citizens Subsidiary with respect to any Intellectual Property owned by and/or licensed to Citizens or its Subsidiaries; and (d) neither Citizens nor any Citizens Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property used by Citizens or any Citizens Subsidiary and no Intellectual Property owned and/or licensed by Citizens or any Citizens Subsidiary is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

4.13  Risk Management Instruments.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, (a) all Derivative Transactions that are currently outstanding (which for the avoidance of doubt shall not include any Citizens Stock Option), whether entered into for the account of Citizens or any Citizens Subsidiary or for the account of a customer of Citizens or any Citizens Subsidiary, were duly authorized and entered into by Citizens and, to the knowledge of Citizens, by the counterparties thereto in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Citizens and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions; (b) all of such Derivative Transactions are legal, valid and binding obligations of Citizens or a Citizens Subsidiary enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect; and (c) Citizens and each applicable Citizens Subsidiary have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to the knowledge of Citizens, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.14  Investment Securities.  (a) Each of Citizens and each Citizens Subsidiary has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Citizens or its Subsidiaries. Such securities are valued on the books of Citizens in accordance with GAAP in all material respects.

(b) Citizens and its Subsidiaries and their respective businesses employ Policies, Practices and Procedures which Citizens believes are prudent and reasonable in the context of such businesses. Prior to the date hereof, Citizens has made available to Republic in writing the material Policies, Practices and Procedures.

4.15  Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, Citizens or a Citizens Subsidiary (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in the Citizens SEC Reports as being owned by Citizens or a Citizens Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Citizens Owned Properties”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Citizens SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Citizens Leased Properties” and, collectively with the Citizens Owned Properties, the “Citizens Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of Citizens, the lessor. There are no pending or, to the knowledge of Citizens, threatened condemnation proceedings against the Citizens Real Property. Citizens and its Subsidiaries are in compliance with all applicable health and safety related requirements for the Citizens Real Property, including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

4.16  Environmental Liability.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, (a) there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action or notices with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Citizens or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against Citizens or any of its Subsidiaries; (b) to the knowledge of Citizens, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Citizens or any of its Subsidiaries; and (c) neither Citizens nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

4.17  Reorganization; Approvals.  As of the date of this Agreement, Citizens (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.18  Opinion.  Prior to the execution of this Agreement, the Board of Directors of Citizens has received an opinion from UBS Securities LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to Citizens. Such opinion has not been amended or rescinded as of the date of this Agreement. Citizens will provide Republic with a true, correct and complete copy of such opinion for informational purposes promptly following receipt thereof by Citizens.

4.19  Citizens Information.  The information relating to Citizens and its Subsidiaries that is provided by Citizens or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement relating to Citizens and other portions within the reasonable control of Citizens will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.20  Employee Matters.  (a) Section 4.20 of the Citizens Disclosure Schedule sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each employment, consulting, bonus, incentive or deferred compensation, vacation, stock option or other equity-based, severance, termination, retention, change of control, profit-sharing, fringe benefit or other similar plan, program, agreement or commitment for the benefit of any employee, former employee, director or former director of Citizens or any Citizens Subsidiary entered into, maintained or contributed to by Citizens or any Citizens Subsidiary or to which Citizens or any Citizens Subsidiary may have any liability with respect to current or former employees or directors of Citizens or any Citizens Subsidiary (such plans, programs, agreements and commitments, herein referred to as the “Citizens Benefit Plans”).

(b) With respect to each Citizens Benefit Plan, Citizens has made available to Republic true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Citizens Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof, (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the IRS; (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or documents of any other funding arrangements; (vii) any written communications to or from the IRS or any office or representative of the Department of Labor relating to any compliance issues in respect of any such Citizens Benefit Plan and (viii) all amendments, modifications or supplements to any such document.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, (i) Citizens and each Citizens Subsidiary has operated and administered each Citizens Benefit Plan in compliance with all applicable laws and the terms of each such plan; (ii) the terms of each Citizens Benefit Plan are in compliance with all applicable laws; (iii) each Citizens Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the knowledge of Citizens, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Citizens Benefit Plan; and (iv) there are no pending or, to the knowledge of Citizens, threatened or anticipated claims by, on behalf of or against any of the Citizens Benefit Plans or any assets thereof (other than routine claims for benefits). All contributions, premiums and other payments required to be made with respect to any Citizens Benefit Plan have been made on or before their due dates under applicable law and the terms of such Citizens Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Citizens Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Citizens included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since March 31, 2006.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, with respect to the Citizens Benefits Plans, neither Citizens nor any Citizens Subsidiary has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification or joint and several liability obligation), any liability under Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or any foreign law or regulation relating to employee benefit plans, and, to the knowledge of Citizens, no event, transaction or condition has occurred, exists or is reasonably expected to occur which could reasonably be expected to result in any such liability to Citizens or any Citizens Subsidiary. With respect to each Citizens Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA): (i) no such plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code), and (ii) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan within the past 12 months.

(e) Except as set forth in Section 4.20(e) of the Citizens Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Citizens or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation to any director, employee or independent contractor, (iii) result in the acceleration of the time of payment, forgiveness of indebtedness, vesting or funding of any such benefit or compensation, (iv) limit the ability to amend, terminate or receive a reversion of assets from any Citizens Benefit Plan or related trust or (v) result in any amount failing to be deductible by reason of Section 280G of the Code.

(f) Except as set forth in Section 4.20(f) of the Citizens Disclosure Schedule, no payment made or to be made in respect of any employee or former employee of Citizens or any of its Subsidiaries is or will be nondeductible by reason of Section 162(m) of the Code.

(g) Neither Citizens nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Citizens or any of its Subsidiaries. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Citizens, threatened and neither Citizens nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage within the past three years. Neither Citizens nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Citizens and its Subsidiaries are in compliance with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, termination of employment or similar matters and have not engaged in any unfair labor practices or similar prohibited practices.

4.21  Loan Portfolio.  (a) Section 4.21(a) of the Citizens Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of December 31, 2005, of all Loans, other than “non-accrual” Loans, and (ii) the aggregate outstanding principal amount, as of December 31, 2005, of all “non-accrual” Loans. As of December 31, 2005, Citizens and its Subsidiaries, taken as a whole, did not have outstanding Loans and assets classified as “Other Real Estate Owned” with an aggregate then outstanding, fully committed principal amount in excess of that amount set forth on Section 4.21(a) of the Citizens Disclosure Schedule, net of specific reserves with respect to such Loans and assets, that were designated as of such date by Citizens as “Other Loans Specifically Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, or words of similar import (“Criticized Assets”). Section 4.21(a) of the Citizens Disclosure Schedule sets forth (A) a summary of Criticized Assets of Citizens as of December 31, 2005, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans and (B) each asset of Citizens or any of its Subsidiaries that, as of December 31, 2005, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, all Loans originated by Citizens or its Subsidiaries, and all such Loans purchased, administered or serviced by Citizens or its Subsidiaries (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of Citizens or its Subsidiaries, as applicable (and in the case of Loans held for resale to investors, the lending standards, if any, of such investors) and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any Lien, and Citizens or its Subsidiaries has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.

(c) None of the agreements pursuant to which Citizens or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Each of Citizens and each Citizens Subsidiary, as applicable, is approved by and is in good standing, as applicable, with the Agencies.

(e) None of Citizens or any of its Subsidiaries is now nor has it ever been since December 31, 2004 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Neither Citizens nor any of its Subsidiaries has received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of Citizens or any of its Subsidiaries or to increase the guarantee fees payable to any such Agency.

(f) To the knowledge of Citizens, each Loan included in a pool of Loans originated, acquired or serviced by Citizens or any of its Subsidiaries (a “Citizens Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Citizens Pool. All such Citizens Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the knowledge of Citizens, no Citizens Pools have been improperly certified, and no Loan has been bought out of a Citizens Pool without all required approvals of the applicable investors.

4.22  Certain Contracts.

(a) “Citizens Contract” shall mean any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, other than in the ordinary course of business consistent with past practice, (ii) that provides for indemnification of any director, officer or employee of Citizens, (iii) which, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Citizens, Republic, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee of Citizens or any Subsidiary thereof, (iv) that is or includes any non-competition, non-solicitation or exclusive dealing agreement or obligation, or any other agreement or obligation that purports to limit or restrict in any respect (A) the ability of Citizens or any of its Subsidiaries to solicit customers or employees or (B) the manner in which, or the localities in which, all or any portion of the business and operations of Citizens or its Subsidiaries or, following consummation of the Merger, the business and operations of Citizens and its Subsidiaries, is or could be conducted, (v) that relates to the incurrence of Indebtedness (other than deposit liabilities, advances and loans from a Federal Home Loan Bank, and sales of securities subject to repurchase, in each case in the ordinary course of business) in the principal amount of $2.5 million or more, (vi) that grants any person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Citizens or its Subsidiaries, (vii) that is a consulting agreement or service contract (including data processing, software programming and licensing contracts and outsourcing contracts for the provision of collection and other services in connection with the business and operations of Citizens and its Subsidiaries) involving the payment of annual fees of $250,000 or more, or (viii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in Citizens SEC Reports filed prior to the date hereof.

(b) Each Citizens Contract is valid and binding on Citizens or its applicable Subsidiary and is in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Citizens, (i) Citizens and each Citizens Subsidiary has in all material respects performed all obligations required to be performed by it to date under each Citizens Contract, and (ii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Citizens or any of its Subsidiaries under any such Citizens Contract.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1  Conduct of Businesses Prior to the Effective Time.  Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, each of Republic and Citizens shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Republic or Citizens to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

5.2  Republic Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in the Republic Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Republic shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Citizens:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, securitizations, sales of certificates of deposit and entering into repurchase agreements);

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends at a rate not in excess of $0.11 per share of Republic Common Stock with record dates and payment dates consistent with the prior year, (B) dividends paid by any of the Subsidiaries of Republic to Republic or to any of its wholly owned Subsidiaries, (C) dividends on Republic’s trust preferred stock as required by the terms thereof, and (D) the acceptance of shares of Republic Common Stock in payment of the exercise price or withholding taxes incurred by any employee or director in connection with the exercise of Republic Options or the vesting of Republic Restricted Shares or Republic Warrants granted under a Republic Stock Plan, in each case in accordance with past practice and the terms of the applicable Republic Stock Plan and related award agreements);

(iii) grant any stock options, restricted shares or other equity-based award with respect to shares of Republic Common Stock under any of Republic Stock Plans or otherwise (whether such awards are settled in cash, Republic Common Stock or otherwise), or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants of stock options to newly hired employees of Republic and its Subsidiaries in the ordinary course of business consistent with past practice under the Republic Stock Plans subject to the terms set forth on Section 5.2(b) of the Republic Disclosure Schedule; or

(iv) issue any additional shares of capital stock or other securities except pursuant to the exercise of Republic Options or Republic Warrants granted under a Republic Stock Plan that are outstanding as of the Republic Capitalization Date or granted thereafter in compliance with this Agreement;

(c) except as required by applicable law or the terms of any Republic Benefit Plan as in effect on the date of this Agreement and disclosed in Section 3.11(a) of the Republic Disclosure Schedule (i) increase the wages, salaries, benefits or incentive compensation or incentive compensation opportunities of any employee, director or independent contractor of Republic or any of its Subsidiaries except for increases in wages and salaries to employees of Republic or any of its Subsidiaries (other than executive officers of Republic or any of its Subsidiaries) in the ordinary course of business consistent with past practice, (ii) pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights of any employee of Republic or any of its Subsidiaries, except for payments in the ordinary course of business consistent with past practice, (iii) grant any rights to severance or termination pay to, or enter into any employment, consulting or severance agreement with, any director, employee or independent contractor, except for the payment of severance (in exchange for a customary release of claims) to non-executive officer employees of Republic or any of its Subsidiaries pursuant to the terms of the existing severance policy of Republic (as previously disclosed to Citizens), in the ordinary course of business consistent with past practice or (iv) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment, agreement or arrangement or amend any existing Republic Benefit Plan;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(g) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) amend its articles of incorporation or bylaws;

(i) fail to comply with the provisions of Section 5.2(i) of the Republic Disclosure Schedule;

(j) commence or settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice (provided that no such settlement shall include any restrictions on the operation or conduct of business by Republic or its Subsidiaries without the prior written consent of Citizens);

(k) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(l) implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(m) file or amend any material Tax Return other than in the ordinary course of business, make, change or revoke any material Tax election, agree to an extension of the statute of limitations with respect to the assessment or collection of material Taxes, make or surrender any claim for a material refund of Taxes, or settle or compromise any material Tax liability;

(n) file any application to establish, or to relocate or terminate the operations of, any banking office of Republic or any Republic Subsidiary;

(o) create, renew, amend, terminate or cancel any Republic Contract other than in the ordinary course of business consistent with past practice; provided, that neither Republic nor any of its Subsidiaries shall enter into any contract or agreement of the type addressed in clause (ii) or (iii) of the definition of Republic Contracts;

(p) hire any new executive officer of Republic, other than to replace any such officer who dies, becomes disabled, retires, resigns or otherwise ceases to be employed by Republic; or

(q) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3  Citizens Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in the Citizens Disclosure Schedule and except as expressly contemplated or permitted by this Agreement, Citizens shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Republic:

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of Federal funds, securitizations, sales of certificates of deposit and entering into repurchase agreements);

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) for regular quarterly cash dividends at a rate not in excess of $0.29 per share of Citizens Common Stock with record dates and payment dates consistent with the prior year, (B) dividends paid by any of the Subsidiaries of Citizens to Citizens or to any of its wholly owned Subsidiaries, and (C) dividends on Citizens’s trust preferred stock as required by the terms thereof;

(iii) grant any stock options, restricted shares or other equity-based award with respect to shares of Citizens Common Stock under any of Citizens Stock Plans or otherwise (whether such awards are settled in cash, Citizens Common Stock or otherwise), or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants of stock options to newly hired employees of Citizens and its Subsidiaries in the ordinary course of business consistent with past practice under the Citizens Stock Plans subject to the terms set forth on Section 5.3(b) of the Citizens Disclosure Schedule; or

(c) except as required by applicable law or the terms of any Citizens Benefit Plan as in effect on the date of this Agreement and disclosed in Section 4.20(a) of the Citizens Disclosure Schedule (i) pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, severance, benefits or other rights of any employee of Citizens or any of its Subsidiaries, except for payments in the ordinary course of business consistent with past practice, or (ii) establish, adopt, or become a party to any new employee benefit or compensation plan, program, commitment, agreement or arrangement or amend any existing Citizens Benefit Plan;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any individual, corporation or other entity other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(e) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(f) consummate, or enter into a definitive agreement with respect to, any acquisition of a financial institution, which acquisition would materially delay or interfere with the consummation of the Merger;

(g) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(h) amend its articles of incorporation or bylaws in a manner adverse to the Republic shareholders;

(i) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(j) hire any new executive officer of Citizens, other than to replace any such officer who dies, becomes disabled, retires, resigns or otherwise ceases to be employed by Citizens; or

(k) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1  Regulatory Matters.  (a) Citizens and Republic shall promptly prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Citizens and Republic shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Citizens and Republic shall thereafter mail or deliver the Joint Proxy Statement to its respective shareholders. Citizens shall file the opinion described in Section 7.3(c) on a post-effective amendment to the Form S-4. Citizens shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue

Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Republic shall furnish all information concerning Republic and the holders of Republic Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or Governmental Entities. Republic and Citizens shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Republic or Citizens, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Citizens to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Republic) on either Citizens or Republic (a “Materially Burdensome Regulatory Condition”).

(c) Each of Citizens and Republic shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Citizens, Republic or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Citizens and Republic shall promptly advise the other upon receiving any communication from any Regulatory Agency or Governmental Entity consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Citizens Requisite Regulatory Approval or Republic Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

(e) Republic shall cooperate with such reasonable requests as may be made by Citizens with respect to any post-Closing reorganization of Citizens’s and Republic’s Subsidiaries, including filing prior to the Closing such applications with Regulatory Agencies or Governmental Entities as may be necessary or desirable in connection with any such reorganization.

6.2  Access to Information.  (a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Republic and Citizens shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all reasonably requested properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither Republic nor Citizens, nor any of its Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of May 5, 2006 (the “Confidentiality Agreement”), notwithstanding the termination of this Agreement. In the event of any conflict between the terms of this Section 6.2(b) and the terms of the Confidentiality Agreement, the terms of the Confidentiality Agreement shall control.

(c) No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.

6.3  Shareholder Approvals.  Each of Republic and Citizens shall call a meeting of its shareholders (the “Republic Shareholders’ Meeting” and the “Citizens Shareholders’ Meeting,” as applicable) to be held as soon as reasonably practicable for the purpose of obtaining the requisite shareholder approvals required in connection with this Agreement and the Merger, and each shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of Republic and Citizens shall use its reasonable best efforts to obtain from its respective shareholders the shareholder vote in favor of the approval and adoption of this Agreement or the Stock Issuance, respectively, required to consummate the transactions contemplated by this Agreement. Each of Republic and Citizens agree that they have an unqualified obligation to submit this Agreement to their respective shareholders at their respective shareholder meetings. Notwithstanding anything to the contrary contained in this Agreement, Republic or Citizens shall adjourn or postpone the Republic Shareholders’ Meeting or Citizens Shareholders’ Meeting, as the case may be, to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement is provided to their respective shareholders, in advance of a vote on, in the case of Citizens, the Stock Issuance and, in the case of Republic, the approval and adoption of this Agreement and the Merger, or, if, as of the time for which the Citizens Shareholders’ Meeting or the Republic Shareholders’ Meeting, as the case may be, is originally scheduled, there are insufficient shares of Citizens Common Stock or Republic Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if in the reasonable good faith determination of either Citizens or Republic additional time is needed to solicit an affirmative shareholder vote by the Citizens shareholders in order to obtain the approval of the Stock Issuance, or the Republic shareholders in order to obtain the approval and adoption of this Agreement and the Merger, as the case may be.

6.4  Affiliates.  Republic shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of Republic to deliver to Citizens, as soon as practicable after the date of this Agreement, and prior to the date of the meeting of Republic shareholders to be held pursuant to Section 6.3, a written agreement, in the form of Exhibit C.

6.5  Nasdaq Listing.  Citizens shall cause the shares of Citizens Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

6.6  Employee Matters.

(a) Citizens and its Subsidiaries shall employ as of the Closing Date those employees who are employed by Republic or its Subsidiaries as of the Effective Time (collectively, the “Covered Employees”). For the period commencing at the Effective Time and ending on December 31, 2006, the Surviving Corporation shall, or shall cause its applicable Subsidiaries to, provide to the Covered Employees employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Covered Employees under the Republic Benefit Plans as in effect immediately prior to the Effective Time; provided that severance benefits will be provided to such Covered Employees under the new severance plan to be implemented as of the Effective Time in connection with the transactions contemplated by this Agreement. It is the intention of Citizens, to the extent permitted by applicable law, to develop new benefit plans (or amend existing benefit plans of Citizens and/or Republic) (the “New Benefit Plans”), as soon as reasonably practicable after the Effective Time. Once established, on a going forward basis, such new benefit plans shall (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (ii) not discriminate between the Surviving Corporation Employees who were covered by Republic benefit plans, on the one hand, and those covered by Citizens benefit plans on the other, at the Effective Time. In order to avoid a lapse in participation, prior to the time that any such New Benefit Plans are established, Covered Employees shall either continue to participate in the Republic Benefit Plans or shall participate in one or more of the Citizens Benefit Plans, it being understood that the Covered Employees may commence participating in the New Benefit Plans on different dates following the Closing Date.

(b) Except as provided below, Citizens shall and shall cause its Subsidiaries to give all Covered Employees full credit for such employees’ service with Republic or any Republic Subsidiary, to the same extent recognized by Republic or any Republic Subsidiary for comparable purposes under the Republic Benefit Plans immediately prior to the Effective Time, for all purposes(including, without limitation, for purposes of eligibility to participate, vesting credit, entitlement to benefits and levels of benefits) of any employee benefit plan of the Surviving Corporation in which such Covered Employees may be eligible to participate after the Effective Time (with respect to a new plan, to the extent past service credit is taken into account under the applicable new plan for any eligible employee, including legacy Citizens employees), and for purposes of determining seniority in connection with employment at Citizens or its subsidiaries, except to the extent that such crediting of service would result in duplication of benefits and provided that no prior service shall be recognized for any purpose under (A) any defined benefit plan or (B) any frozen post-retirement welfare plan. With respect to any health, dental, vision plan, life or long-term disability benefit plans or arrangements of Citizens or any of its Subsidiaries (other than Republic and its Subsidiaries) in which any Covered Employee is eligible to participate in the plan year that includes the year in which such Covered Employee is eligible to participate, Citizens shall (x) cause any pre-existing condition limitations under such Citizens or Subsidiary plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Republic Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time and otherwise take all necessary and appropriate steps to ensure that such Covered Employee shall not suffer a lapse in health, dental, vision, life or long-term disability plan coverage in connection with the Merger, and (y) recognize any medical or other health expenses incurred by such Covered Employee in the year that includes the Closing Date for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Citizens or any of its Subsidiaries.

(c) As of the Effective Time, the Surviving Corporation shall take all action necessary to effectuate the agreements set forth in Section 6.6(c) of the Citizens Disclosure Schedule.

(d) As of the Effective Time, the Surviving Corporation shall honor in accordance with their terms all Republic Benefit Plans, provided that nothing herein will prevent the Surviving Corporation from amending any such agreement or plan in accordance with its terms, including such amendments as may be necessary to avoid the imposition of a Tax under Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of either party to terminate, any Surviving Corporation Employee for any reason or (ii) require the Surviving Corporation to continue any Republic Benefit Plan or Citizens Benefit Plan, or prevent the amendment, modification or termination thereof after the Effective Time to the extent permitted by their terms and applicable law.

6.7  Indemnification; Directors’ and Officers’ Insurance.  (a) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Republic or any Republic Subsidiary or who is or was serving at the request of Republic or any Republic Subsidiary as a director or officer of another person (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including fees and expenses of counsel), fines, penalties, liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”) based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Republic or any Subsidiary of Republic, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Citizens pursuant to Section 6.8 hereof. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of any Indemnified Party as provided in the certificates or articles of incorporation or by-laws (or comparable organizational documents) of Republic or any Republic Subsidiary, and any existing indemnification agreements including those set forth in Section 6.7 of Republic Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or by-laws of the Surviving Corporation.

(b) Citizens and the Indemnified Party shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith. To the extent permitted by applicable law, Citizens shall pay the reasonable fees and expenses of counsel selected by the Indemnified Party (and not reasonably objected to by Citizens), promptly after statements therefor are received, and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred. To the extent permitted by applicable law, Citizens shall have the burden of proof to establish that the Indemnified Party’s conduct did not comply with the standards set forth under applicable Law and the Indemnified Party shall be entitled to a hearing before a court of competent jurisdiction with respect to such matter should Citizens claim that the Indemnified Party’s conduct did not comply with the standards set forth under applicable Law and all costs and expenses of such hearing (including those of the Indemnified Party) shall be paid by Citizens and such Indemnified Party in proportion to the relative success of Citizens and such Indemnified Party (where, e.g., the party whose position succeeds in its entirety shall not be required to bear any of such costs and expenses).

(c) Citizens shall cause the individuals serving as officers and directors of Republic or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Republic (provided that Citizens may substitute therefor policies with one or more reputable unaffiliated third-party insurers of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring at or prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Citizens be required to expend annually in the aggregate an amount in excess of 250% of the annual premiums currently paid by Republic (which current amount is set forth in Section 6.7 of the Republic Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided further that if Citizens is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Citizens shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) If Citizens or the Citizens or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Citizens or surviving entity, as the case may be, shall assume all of the obligations of Citizens set forth in this Section.

(e) The rights of each Indemnified Party under this Section shall be in addition to any right such person might have under the certificate of incorporation or bylaws of the Republic or any of its Subsidiaries, or under applicable law or under any agreement of any Indemnified Party with Republic or any of its Subsidiaries. The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their respective heirs and representatives.

(f) The obligations of Citizens under this Section shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section applies shall be third-party beneficiaries of this Section).

(g) Citizens shall indemnify any Indemnified Party against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section, relating to the enforcement of such Indemnified Party’s rights under this Section or under the amended certificate of incorporation or bylaws or existing indemnification agreements, but only to the extent that such

Indemnified Party is ultimately determined to be entitled to indemnification hereunder or thereunder. Any amounts due pursuant to the preceding sentence shall be payable upon request by the Indemnified Party.

6.8  Additional Agreements.  (a) Subject to the terms and conditions of this Agreement, each of Republic and Citizens agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger.

(b) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Citizens, on the one hand, and a Subsidiary of Republic, on the other) or to vest Citizens with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Citizens’s sole expense, take all such necessary action as may be reasonably requested by Citizens.

6.9  Advice of Changes.  Subject to applicable laws relating to the confidentiality of information, each of Citizens and Republic shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further that a failure to comply with this Section 6.9 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.10  Exemption from Liability Under Section 16(b).  Prior to the Effective Time, Citizens and Republic shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Republic Common Stock or conversion of any derivative securities in respect of such shares of Republic Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act, including any such actions specified in the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom, LLP.

6.11  No Solicitation by Republic.  (a) Republic and its Subsidiaries shall not, and Republic shall use its reasonable best efforts not to permit any officer or director of Republic or any of its Subsidiaries to, and shall not authorize any other person to (and any such authorizations currently existing have been terminated), directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Republic or any of its Subsidiaries that, if consummated, would constitute a Republic Alternative Transaction (any of the foregoing inquiries or proposals, including any indication of an intention to propose any of the foregoing, if with respect to Republic, being referred to herein as a “Republic Alternative Proposal” and if with respect to a company generally, then an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding a Republic Alternative Transaction or (iii) enter into any agreement regarding any Republic Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Republic shall be permitted, prior to the meeting of Republic shareholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.11 and to first entering into an agreement with the person proposing such Republic Alternative Proposal on terms substantially similar to, and no less favorable to Republic than, those contained in the Confidentiality Agreement, to respond to, furnish information with respect to and consider and participate in any discussions or negotiations with respect to, any bona fide Republic Alternative Proposal received in writing by Republic, if and only to the extent that the Board of Directors of Republic reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties. Upon having received a Republic Alternative Proposal, the Board of Directors of Republic may withdraw or modify its recommendation of this Agreement and the Merger if and only to the extent that the Board of Directors of Republic reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties (provided that the foregoing shall not relieve Republic of its obligation to submit this Agreement and the Merger to its shareholders as provided herein, or to rescind or amend the resolutions of the Board of Directors adopted in approving this Agreement).

As used in this Agreement, “Alternative Transaction” means, with respect to a company any of (i) a transaction pursuant to which any person (or group of persons) (other than Citizens or its affiliates, in the case of Republic) directly or indirectly, acquires or would acquire more than 25% of the outstanding shares of such company or any of its Subsidiaries or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to a merger of such company or any of its Subsidiaries whether from such company or any of its Subsidiaries or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving such company or any of its Subsidiaries (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) (other than Citizens or its affiliates, in the case of Republic) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of such company and securities of the entity surviving any merger or business combination including any of such company’s Subsidiaries) of such company, or any of its Subsidiaries representing more than 25% of the fair market value of all the assets, net revenues or net income of such company and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving such company or any of its Subsidiaries, other than the transactions contemplated by this Agreement. An Alternative Transaction with respect to Republic is referred to as a “Republic Alternative Transaction” and an Alternative Transaction with respect to Citizens is referred to as a “Citizens Alternative Transaction.”

(b) Republic shall notify Citizens promptly (but in no event later than 24 hours) after receipt of any Republic Alternative Proposal, or any material modification of or material amendment to any Republic Alternative Proposal, or any request for nonpublic information relating to Republic or any of its Subsidiaries or for access to the properties, books or records of Republic or any Subsidiary by any person or entity that informs the Board of Directors of Republic or any Subsidiary that it is considering making, or has made, a Republic Alternative Proposal. Such notice to Citizens shall be made orally and in writing, and shall indicate the identity of the person making the Republic Alternative Proposal or intending to make or considering making a Republic Alternative Proposal or requesting non-public information or access to the books and records of Republic or any Subsidiary, and the material terms of any such Republic Alternative Proposal or modification or amendment to a Republic Alternative Proposal. Republic shall keep Citizens fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Republic Alternative Proposal, indication or request. Republic shall also promptly, and in any event within 24 hours, notify Citizens, orally and in writing, if it enters into discussions or negotiations concerning any Republic Alternative Proposal in accordance with Section 6.11(a).

(c) Republic and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than each other) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than the other party hereto who have been furnished confidential information regarding itself in connection with the solicitation of or discussions regarding a Republic Alternative Proposal, as the case may be, within the 12 months prior to the date hereof promptly to return or destroy such information.

(d) Nothing contained in this Section 6.11 shall prohibit Republic or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.12  No Solicitation by Citizens.  (a) Citizens and its Subsidiaries shall not, and Citizens shall use its reasonable best efforts not to permit any officer or director of Citizens or any of its Subsidiaries to, and shall not authorize any other person to (and any such authorizations currently existing have been terminated), directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any Alternative Proposal (a “Citizens Alternative Proposal”), (ii) participate in any discussions or negotiations regarding a Citizens Alternative Transaction or (iii) enter into any agreement regarding any Citizens Alternative Transaction. Notwithstanding the foregoing, the Board of Directors of Citizens shall be permitted, prior to the meeting of Citizens shareholders to be held pursuant to Section 6.3, and subject to compliance with the other terms of this Section 6.12 and to first entering into an agreement with the person proposing such Citizens Alternative Proposal on terms substantially similar to, and no less favorable to Citizens than, those contained in the Confidentiality Agreement, to respond to, furnish information with respect to and consider and participate in discussions with respect to, any bona fide Citizens Alternative Proposal received in writing by Citizens, if and only to the extent that the Board of Directors of Citizens reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties. Upon having received a Citizens Alternative Proposal, the Board of Directors of Citizens may withdraw or modify its recommendation of this Agreement and the Merger if and only to the extent that the Board of Directors of Citizens reasonably determines in good faith after consultation with outside legal counsel that the failure to do so would cause it to violate its fiduciary duties (provided that the foregoing shall not relieve Citizens of its obligation to submit the Stock Issuance to its shareholders as provided herein, or to rescind or amend the resolutions of the Board of Directors adopted in approving this Agreement).

(b) Citizens shall notify Republic promptly (but in no event later than 24 hours) after receipt of any Citizens Alternative Proposal, or any material modification of or material amendment to any Citizens Alternative Proposal, or any request for nonpublic information relating to Citizens or any of its Subsidiaries or for access to the properties, books or records of Citizens or any Subsidiary by any person or entity that informs the Board of Directors of Citizens or any Subsidiary that it is considering making, or has made, a Citizens Alternative Proposal. Such notice to Republic shall be made orally and in writing, and shall indicate the identity of the person making the Citizens Alternative Proposal or intending to make or considering making a Citizens Alternative Proposal or requesting non-public information or access to the books and records of Citizens or any Subsidiary, and the material terms of any such Citizens Alternative Proposal or modification or amendment to a Citizens Alternative Proposal. Citizens shall keep Republic fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Citizens Alternative Proposal, indication or request. Citizens shall also promptly, and in any event within 24 hours, notify Republic, orally and in writing, if it enters into discussions or negotiations concerning any Citizens Alternative Proposal in accordance with Section 6.12(a).

(c) Citizens and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than each other) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all persons other than the other party hereto who have been furnished confidential information regarding itself in connection with the solicitation of or discussions regarding a Citizens Alternative Proposal, as the case may be, within the 12 months prior to the date hereof promptly to return or destroy such information.

(d) Nothing contained in this Section 6.12 shall prohibit Citizens or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.13  Coordination of Dividends.  After the date of this Agreement, each of Citizens and Republic shall coordinate with the other the declaration of any dividends in respect of Citizens Common Stock and Republic Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Republic Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Republic Common Stock and any shares of Citizens Common Stock any such holder receives in exchange therefor in the Merger.

6.14  Certain Tax Matters.  The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Citizens and Republic and each of their respective Affiliates shall use commercially reasonable efforts to cause the Merger to so qualify and to obtain the opinions of Wachtell, Lipton, Rosen & Katz, counsel to Citizens, and Cadwalader, Wickersham & Taft LLP, counsel to Republic, described in Sections 7.2(c) and 7.3(c), respectively. Except as required pursuant to a “determination” (as defined in Section 1313 of the Code), no party hereto will take any Tax reporting position (whether on a Tax Return or otherwise) that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

6.15  Certain Post-Closing Matters.

(a) Board and Committee Composition; Chairmanships.

(i) On or prior to the Effective Time, the Board of Directors of Citizens shall (i) adopt a bylaw, effective as of the Effective Time, in the form attached as Exhibit B (the “Director Bylaw”), and (ii) cause the Board of Directors of Citizens, effective as of the Effective Time, to consist of sixteen (16) directors, including nine (9) continuing members of the Citizens Board (including William R. Hartman) (“Citizens Continuing Directors”), and seven (7) members of the Republic Board of Directors selected by Republic and reasonably acceptable to the Board of Directors of Citizens (including Jerry D. Campbell and Dana M. Cluckey) (“Republic Appointees”);

(ii) On or prior to the Effective Time, the Board of Directors of Citizens Bank Wealth Management, N.A. shall cause its Board of Directors, effective as of the Effective Time, to consist of fourteen (14) directors, including eight (8) Citizens Continuing Directors and six (6) Republic Appointees, as designated by the Board of Directors of Citizens, but including Mr. Campbell; Mr. Campbell shall serve as the chairman of such Board from the Effective Time until the fourth anniversary of the Closing Date (or such earlier date as of which he ceases for any reason to serve as a member of the Board of Directors).

(iii) On or prior to the Effective Time, the Board of Directors of Citizens shall cause each of the committees of the Board of Directors of Citizens, effective as of the Effective Time, to consist of Citizens Continuing Directors and Republic Appointees in the same approximate ratio as the membership of the Citizens Continuing Directors and the Republic Appointees on the Board of Directors of Citizens. One Republic Appointee and three Citizens Continuing Directors designated by the Board of Directors shall serve as the chairman of the Risk Management Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Audit Committee of Citizens; and

(iv) Mr. Campbell shall be appointed the Chairman of the Board of Directors of Citizens and shall serve as such until the first anniversary of the Closing Date (or such earlier date as of which he ceases for any reason to serve as a member of the Board of Directors). On the first anniversary of the Closing Date, Mr. Hartman shall be appointed the Chairman of the Board of Directors of Citizens and shall serve as such until December 31, 2012 (or such earlier date as of which he ceases for any reason to serve as a member of the Board of Directors);

(b) Name; Branding.  In connection with the Closing, Citizens shall change its name to Citizens Republic Bancorporation, and shall seek to change its Nasdaq ticker symbol to “CRBC.” The Citizens Republic brand shall be adopted following the Effective Time with respect to Citizens’s banking and other Subsidiaries.

(c) Survival/Adoption of Commitments.  The commitments set forth in this Section 6.15 shall survive the Effective Time as reflected in a formal resolution of the Board of Directors of Citizens to be reflected in the minutes of Citizens following the Merger.

ARTICLE VII

CONDITIONS PRECEDENT

7.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval.  This Agreement shall have been approved and adopted by the requisite affirmative vote of the holders of Republic Common Stock entitled to vote thereon and by the requisite affirmative vote of the holders of Citizens Common Stock entitled to vote thereon.

(b) Nasdaq Listing.  The shares of Citizens Common Stock to be issued to the holders of Republic Common Stock upon consummation of the Merger shall have been authorized for quotation on the Nasdaq, subject to official notice of issuance.

(c) Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

7.2  Conditions to Obligations of Citizens.  The obligation of Citizens to effect the Merger is also subject to the satisfaction, or waiver by Citizens, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Republic set forth in Section 3.2 of this Agreement shall be true and correct (other than for such failures to be true and correct as are de minimis in effect), and the remaining representations and warranties of Republic set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties (other than the representations and warranties contained in Section 3.2, which shall be true and correct other than for such failures to be true and correct as are de minimis in effect) shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a Material Adverse Effect on Republic; and Citizens shall have received a certificate signed on behalf of Republic by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations of Republic.  Republic shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Citizens shall have received a certificate signed on behalf of Republic by the Chief Executive Officer or the Chief Financial Officer of Republic to such effect.

(c) Federal Tax Opinion.  Citizens shall have received the opinion of its counsel, Wachtell, Lipton, Rosen & Katz, dated the Closing Date, and if requested by the SEC, on or about the date the Form S-4 becomes effective, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion or opinions, counsel may require and rely upon customary representations contained in certificates of officers of Republic and Citizens.

(d) Regulatory Approvals.  All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Citizens Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

7.3  Conditions to Obligations of Republic.  The obligation of Republic to effect the Merger is also subject to the satisfaction or waiver by Republic at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Citizens set forth in this Agreement shall be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), in each case as of the date of this Agreement and as of the Closing Date as though made on such date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect), then the condition stated in this clause (a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Material Adverse Effect) shall not be or have a

Material Adverse Effect on Citizens; and Republic shall have received a certificate signed on behalf of Citizens by its Chief Executive Officer or Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations of Citizens.  Citizens shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Republic shall have received a certificate signed on behalf of Citizens by the Chief Executive Officer or the Chief Financial Officer of Citizens to such effect.

(c) Federal Tax Opinion.  Republic shall have received the opinion of its counsel, Cadwalader, Wickersham & Taft LLP, dated the Closing Date, and if requested by the SEC, on or about the date the Form S-4 becomes effective, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion or opinions, counsel may require and rely upon customary representations contained in certificates of officers of Republic and Citizens.

(d) Regulatory Approvals.  All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred as the “Republic Requisite Regulatory Approvals”).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Republic or Citizens:

(a) by mutual consent of Republic and Citizens in a written instrument authorized by the boards of directors of Republic and Citizens, as determined by a vote of a majority of the members of each respective entire board of directors;

(b) by either Republic or Citizens, if any Governmental Entity that must grant a Citizens Requisite Regulatory Approval or a Republic Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either Republic or Citizens, if the Merger shall not have been consummated on or before the first anniversary of the date of this Agreement unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Citizens or Republic (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Republic, in the case of a termination by Citizens, or Citizens, in the case of a termination by Republic, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e) by Citizens, if (i) Republic shall have materially breached its obligations under Section 6.3 or Section 6.11, or (ii) the Board of Directors of Republic shall have (A) failed to recommend in the Joint Proxy Statement the adoption of the agreement of merger set forth in this Agreement, (B) publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Citizens, its recommendation that its shareholders approve or adopt this Agreement or (C) recommended any Republic Alternative Proposal or fail to recommend against any publicly disclosed Republic Alternative Proposal within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof;

(f) by Republic, if (i) Citizens shall have materially breached its obligations under Section 6.3 or Section 6.12, or (ii) the Board of Directors of Citizens shall have (A) failed to recommend in the Joint Proxy Statement the approval of the Stock Issuance, (B) publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Republic, its recommendation that its shareholders approve or adopt this Agreement or (C) recommended any Citizens Alternative Proposal or fail to recommend against any Citizens Alternative Proposal within the 10 business day period specified in Rule 14e-2(a) under the Exchange Act (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof;

(g) by either Republic or Citizens if any approval of the shareholders of Republic or Citizens contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the Republic Shareholders’ Meeting or the Citizens Shareholders’ Meeting or at any adjournment or postponement of either such meeting; or

(h) by Republic, if the Board of Directors of Republic so determines by the vote of a majority of all of its members, by giving written notice to Citizens not later than the end of the second Business Day next following the Determination Date, in the event that, as of the Determination Date, both of the following conditions are satisfied:

(i) (A) the Final Aggregate Consideration shall be less than (B) the product of 0.85 times the Initial Aggregate Consideration; and

(ii) (A) the number obtained by dividing the Average Closing Price by the Citizens Starting Price (such number, the “Citizens Ratio”) is less than (B) the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.1765 from such quotient (such number, the “Index Ratio”).

If Republic elects to exercise its termination right pursuant to this Section 8.1(h), it shall give written notice to Citizens. During the five-business-day period commencing with its receipt of such notice, Citizens may, at its option (the “Fill Option”), (A) adjust the Share Ratio to equal the lesser of (1) the number (rounded to the nearest one-ten-thousandth) that would cause the Final Aggregate Consideration to be equal to the product of 0.85 and the Initial Aggregate Consideration, and (2) the number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Share Ratio (as then in effect) and the denominator of which is the Citizens Ratio, (B) increase the Cash Component by an amount equal to product of (1) the Share Ratio as adjusted pursuant to the preceding Clause (A) minus the Share Ratio prior to such adjustment, (2) the number of shares of issued and outstanding Republic Common Stock on the Determination Date and (3) the Average Closing Price, or (C) increase the Share Ratio less than would otherwise be required by the preceding Clause (A) but increase the Cash Component by the amount required to achieve a like economic result. If Citizens makes an election contemplated by the preceding sentence within such five-day period, it shall give prompt written notice to Republic of such election and the revised Stock Consideration or Cash Component, as applicable, whereupon no termination shall have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the Share Ratio or Cash Component, as applicable, shall have been so modified), and any references in this Agreement to “Share Ratio” or “Cash Component,” as applicable, shall thereafter be deemed to refer to the Share Ratio or Cash Component, as applicable, as adjusted pursuant to this Section 8.1(h).

If the outstanding shares of common stock of Citizens or any company belonging to the Index Group shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 8.1(h), the following terms shall have the meanings set forth below:

“Average Closing Price” of the Citizens Common Stock shall mean the arithmetic mean of the daily closing sales prices per share of Citizens Common Stock reported on the Nasdaq (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the five consecutive Nasdaq trading days ending at the close of trading on the Determination Date.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of Michigan are authorized or obligated to close.

“Citizens Starting Price” means $26.92.

“Determination Date” means the date on which the last required approval of a Governmental Authority is obtained with respect to the Merger, without regard to any requisite waiting period.

“Final Aggregate Consideration” means the value of the Merger Consideration calculated substituting the Average Closing Price for the Citizens Closing Price on the Determination Date.

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the weight set forth on Exhibit A opposite the name of the applicable company, as they may be adjusted in accordance herewith.

“Final Price” means, with respect to any company belonging to the Index Group, the arithmetic average of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source) for the same trading days used in calculating the Average Closing Price.

“Index Group” means the sixteen financial institution holding companies listed on Exhibit A attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal for the acquisition of any such company or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire any such company is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group, and the weights (which have been determined based on the number of outstanding shares of common stock) attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The sixteen financial institution holding companies and the weights attributed to them are listed on Exhibit A.

“Initial Aggregate Consideration” means $1,032,122,117.

“Initial Index Price” means $34.85.

The party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2  Effect of Termination.  In the event of termination of this Agreement by either Republic or Citizens as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Republic, Citizens, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3 and 9.2 through and including 9.9 shall survive any termination of this Agreement, and (ii) neither Republic nor Citizens shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3  Fees and Expenses; Termination Fees.

(a) Except (i) as provided in this Section 8.3 and (ii) with respect to costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Republic and Citizens, all fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Republic shall pay to Citizens, by wire transfer of immediately available funds to such accounts as Citizens may designate, the fee provided below in the event that this Agreement is terminated as follows:

(i) if Citizens shall terminate this Agreement pursuant to Section 8.1(e), then Republic shall pay an amount equal to $36 million (the “Termination Fee”) on the Business Day following such termination; or

(ii) if (A) Citizens shall terminate this Agreement as a result of a failure to consummate the Merger prior to the date set forth in Section 8.1(c) caused by a material breach (other than an unintentional material breach) of this Agreement by Republic, either party shall terminate this Agreement pursuant to Section 8.1(g) due to the failure to obtain the required Republic shareholder approval addressed therein, or Citizens shall terminate this Agreement pursuant to Section 8.1(d) (other than as a result of any unintentional breach of this Agreement), and (B) a Republic Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Republic (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a Republic Alternative Proposal) after the date hereof and before the termination pursuant to Section 8.1(c) or 8.1(d) in the case of a termination pursuant to either such Section or before the Republic Shareholder Meeting in the case of a termination pursuant to Section 8.1(g), then (1) Republic shall pay an amount equal to one-third of the Termination Fee on the Business Day following such termination and (2) if, within twelve months of the date of such termination of this Agreement, Republic or any Republic Subsidiary enters into any definitive agreement with respect to, or consummates, any Republic Alternative Proposal (provided that, in this instance, all percentages included in the definition of “Alternative Proposal” shall be increased to 50%), then Republic shall pay an amount equal to two-thirds of the Termination Fee upon the date of such execution or consummation, whichever is earlier.

(c) Citizens shall pay to Republic, by wire transfer of immediately available funds to such accounts as Republic may designate, the fee provided below in the event that this Agreement is terminated as follows:

(i) if Republic shall terminate this Agreement pursuant to Section 8.1(f), then Citizens shall pay an amount equal to the Termination Fee on the Business Day following such termination; or

(ii) if (A) Republic shall terminate this Agreement as a result of a failure to consummate the Merger prior to the date set forth in Section 8.1(c) caused by a material breach (other than an unintentional material breach) of this Agreement by Citizens, either party shall terminate this Agreement pursuant to Section 8.1(g) due to the failure to obtain the required Citizens shareholder approval addressed therein, or Republic shall terminate this Agreement pursuant to Section 8.1(d) (other than as a result of any unintentional breach of this Agreement), and (B) a Citizens Alternative Proposal shall have been publicly announced or otherwise communicated or made known to the senior management or Board of Directors of Citizens (or any person shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a Citizens Alternative Proposal) after the date hereof and before the termination pursuant to Section 8.1(c) or 8.1(d) in the case of a termination pursuant to either such Section or before the Citizens Shareholder Meeting in the case of a termination pursuant to Section 8.1(g), then (1) Citizens shall pay an amount equal to one-third of the Termination Fee on the Business Day following such termination and (2) if, within twelve months of the date of such termination of this Agreement, Citizens or any Citizens Subsidiary enters into any definitive agreement with respect to, or consummates, any Citizens Alternative Proposal (provided that, in this instance, all percentages included in the definition of “Alternative Proposal” shall be increased to 50%), then Citizens shall pay an amount equal to two-thirds of the Termination Fee upon the date of such execution or consummation, whichever is earlier.

(d) In the event that either party fails to pay when due any amount payable under this Section 8.3 and the other party commences a suit that results in a judgment against such first party for the Termination Fee, then such defaulting party shall reimburse such other party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit.

8.4  Amendment.  This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Republic and Citizens; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Republic or Citizens, as the case may be, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5  Extension; Waiver.  At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1  Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”); provided, however, that if the Closing would otherwise occur during the calendar month preceding any fiscal- or year-end, then Citizens may elect to cause the Closing Date to occur during the first full week of the first calendar month of such succeeding fiscal quarter or year.

9.2  Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.3  Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Republic, to:

Republic Bancorp Inc.
1070 East Main Street
Owosso, Michigan 48867
Attention: Thomas F. Menacher
Facsimile: (989) 723-8762

with a copy to:

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281
Attention: Dennis J. Block, Esq.
Facsimile: (212) 504-5557

and

if to Citizens, to:

Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan 48502
Attention: Thomas W. Gallagher
Facsimile: (810) 768-4725

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention: Craig M. Wasserman, Esq.
                   Nicholas G. Demmo, Esq.
Facsimile: (212) 403-2000

9.4  Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Republic Disclosure Schedule and the Citizens Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.5  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.6  Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.7  Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the internal laws of the State of Michigan applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles, except to the extent that federal law applies. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Detroit, Michigan. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.8  Publicity.  Neither Republic nor Citizens shall, and neither Republic nor Citizens shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Citizens, in the case of a proposed announcement or statement by Republic, or Republic, in the case of a proposed announcement or statement by Citizens; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.

9.9  Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights, benefits or remedies under this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, Republic and Citizens have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

REPUBLIC BANCORP INC.

By:
Name: Dana M. Cluckey

Title:	President and Chief Executive Officer

CITIZENS BANKING CORPORATION

By:
Name: William R. Hartman

Title:	Chairman, President and CEO

Signature Page to Agreement and Plan of Merger

Exhibit A

Index Group Members and Weights

Company	Weight

Sky Financial Group Inc.	14.5%
FirstMerit Corp.	9.6%
First Midwest Bancorp	9.9%
MAF Bancorp Inc.	7.8%
UMB Financial Corp.	7.6%
Park National Corp.	7.2%
Old National Bancorp	7.2%
Wintrust Financial Corp.	6.7%
MB Financial Inc.	5.3%
Amcore Financial Inc.	3.9%
Chemical Financial Corp.	4.0%
First Financial Bancorp (Ohio)	3.2%
Anchor Bancorp Wisconsin Inc.	3.5%
Irwin Financial Corp.	3.2%
1st Source Corp.	3.3%
Independent Bank Corp. (Michigan)	3.1%

Exhibit B

Citizens Bylaw Amendment

The Bylaws of Citizens as of the Effective Time shall be amended to include the following new Article III, Section 14:

(a) The board of directors of the corporation shall include: (i) until Citizens’s 2008 annual shareholders’ meeting, nine (9) Citizens Continuing Directors and seven (7) Republic Continuing Directors; (ii) following Citizens’s 2008 annual shareholders’ meeting and until the 2009 annual shareholders’ meeting, eight (8) Citizens Continuing Directors and six (6) Republic Continuing Directors; and (iii) following Citizens’s 2009 annual shareholders’ meeting and until the 2010 shareholders’ meeting, seven (7) Citizens Continuing Directors and five (5) Republic Continuing Directors. On each of the foregoing dates, the Citizens Continuing Directors, acting by majority vote, shall select one Citizens Continuing Director to resign from the board of directors (and such director shall resign), and the Republic Continuing Directors, acting by majority vote, shall select one Republic Continuing Director to resign from the board of directors (and such director shall resign); provided, that neither Mr. Hartman, Mr. Campbell nor Mr. Cluckey shall be selected to resign pursuant to the foregoing. All vacancies on the board of directors of the corporation created by the cessation of service of a Citizens Continuing Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee of the board of directors by a majority of the remaining Citizens Continuing Directors, and all vacancies on the board of directors created by the cessation of service of a Republic Continuing Director shall be filled by a nominee proposed to the Corporate Governance and Nominating Committee of the board of directors by a majority of the remaining Republic Continuing Directors. The terms “Continuing Citizens Directors” and “Continuing Republic Directors” shall for purposes of this Section 14 mean, respectively, the directors of Citizens or Republic, as the case may be, as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of June 26, 2006, by and between Citizens and Republic (the “Merger Agreement”) who were selected to be directors of Citizens as of the Effective Time by Citizens or Republic, as the case may be, prior to the Effective Time pursuant to the Merger Agreement, and any additional directors of Citizens who take office after the Effective Time who are nominated, or proposed to the Corporate Governance and Nominating Committee of the Board of Directors of Citizens, by a majority of the Continuing Citizens Directors or the Continuing Republic Directors, as the case may be.

(b) Until Citizens’s 2010 annual shareholders’ meeting, any amendment of or change to Section 14(a) of these Bylaws shall require the affirmative vote of at least 75% of the full board of directors of the corporation.

Exhibit C

Form of Affiliate Letter

Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan 48502

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Republic Bancorp Inc., a Michigan corporation (“Republic”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger dated as of June 26, 2006 (the “Merger Agreement”), by and between Citizens Banking Corporation, a Michigan corporation (“Citizens”), and Republic, Republic shall be merged with and into Citizens (the “Merger”). All terms used in this letter but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

I represent, warrant and covenant to Citizens that in the event I receive any Citizens Common Stock as a result of the Merger:

I shall not make any sale, transfer or other disposition of Citizens Common Stock in violation of the Act or the Rules and Regulations.

I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Citizens Common Stock to the extent I believed necessary with my counsel or counsel for Republic.

I have been advised that the issuance of Citizens Common Stock to me pursuant to the Merger will be registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted for a vote of the shareholders of Republic I may be deemed to have been an affiliate of Republic and the distribution by me of Citizens Common Stock has not been registered under the Act, I may not sell, transfer or otherwise dispose of Citizens Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to Citizens, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

I understand that Citizens is under no obligation to register the sale, transfer or other disposition of Citizens Common Stock by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

I also understand that stop transfer instructions will be given to Citizens’s transfer agents with respect to Citizens Common Stock and that there will be placed on the certificates for Citizens Common Stock issued to me, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

I also understand that unless the transfer by me of my Citizens Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, Citizens reserves the right to put the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legend, and/or the issuance of a letter to Citizens’s transfer agent removing such stop transfer instructions, and the above restrictions on sale will cease to apply, if (A) one year (or such other period as may be required by Rule 145(d)(2) under the Securities Act or any successor thereto) shall have elapsed from the Closing Date and the provisions of such Rule are then available to me; or (B) if two years (or such other period as may be required by Rule 145(d)(3) under the Securities Act or any successor thereto) shall have elapsed from the Effective Date and the provisions of such Rule are then available to me; or (C) I shall have delivered to Citizens (i) a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to Citizens, or other evidence reasonably satisfactory to Citizens, to the effect that such legend and/or stop transfer instructions are not required for purposes of the Securities Act or (ii) reasonably satisfactory evidence or representations that the securities represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145 under the Securities Act or pursuant to an effective registration under the Securities Act.

I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporate or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms.

Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of Republic as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

By:
Name:

Accepted this [  ] day of
[          ], 2006

CITIZENS BANKING CORPORATION

By:
Name:

Title:

B-1

Annex B

[LETTERHEAD OF UBS SECURITIES LLC]

June 26, 2006

The Board of Directors
Citizens Banking Corporation
328 S. Saginaw Street
Flint, Michigan 48502

Dear Members of the Board:

We understand that Citizens Banking Corporation, a Michigan corporation (“Citizens”), is considering a transaction whereby Republic Bancorp Inc., a Michigan corporation (“Republic”), will merge with and into Citizens (the “Transaction”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of June 26, 2006 (the “Merger Agreement”), between Republic and Citizens, each outstanding share of the common stock, par value $5.00 per share, of Republic (“Republic Common Stock”) will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures (as to which we express no opinion), either (i) a fraction of a share of the common stock, without par value, of Citizens (“Citizens Common Stock”) equal to the quotient of the Cash Consideration (as defined below) divided by the average closing sale price of a share of Citizens Common Stock for the 10 trading days immediately preceding the effective time of the Transaction (the “Citizens Closing Price” and, such fraction of a share, the “Stock Consideration”) or (ii) an amount in cash equal to the sum of (A) $2.08 plus (B) the product of 0.4378 multiplied by the Citizens Closing Price (such cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”). The Merger Agreement further provides that the aggregate amount of the Cash Consideration payable in the Merger will be $154,850,330. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to Citizens of the Consideration to be paid by Citizens in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Citizens in connection with the Transaction and will receive a fee for its services, a portion of which is payable upon public announcement of the execution of the Merger Agreement and a significant portion of which is contingent upon consummation of the Transaction. UBS or its affiliates may also provide financing for a portion of the Cash Consideration to be paid by Citizens in the Transaction. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Citizens and/or Republic and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Citizens or Citizens’ underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of Citizens Common Stock will be when issued pursuant to the Transaction or the price at which Citizens Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) Citizens and Republic will comply with all material terms of the Merger Agreement and (ii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Citizens, Republic and/or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Republic and Citizens, including publicly available financial forecasts and estimates relating to Republic for fiscal year 2006 that were reviewed and discussed with us by the managements of Republic and Citizens and publicly available financial forecasts and estimates relating to Citizens for fiscal year 2006 that were reviewed and discussed with us by the management of Citizens; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Republic that were provided to us by the management of Citizens and not publicly available, including financial forecasts and estimates relating to Republic for fiscal years 2007 through 2011 prepared by the management of Citizens; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Citizens that were provided to us by the management of

B-1

The Board of Directors
Citizens Banking Corporation
June 26, 2006

Citizens and not publicly available, including financial forecasts and estimates relating to Citizens for fiscal years 2007 through 2011 prepared by the management of Citizens; (iv) reviewed certain estimates of synergies prepared by the management of Citizens that were provided to us by the management of Citizens and not publicly available; (v) considered certain pro forma effects of the Transaction on Citizens’ financial statements; (vi) conducted discussions with members of the senior managements of Citizens and Republic concerning the businesses and financial prospects of Republic and Citizens; (vii) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (viii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (ix) reviewed current and historical market prices of Citizens Common Stock and Republic Common Stock; (x) reviewed the Merger Agreement; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Citizens or Republic, nor have we been furnished with any such evaluation or appraisal. With respect to the publicly available financial forecasts and estimates referred to above, we were advised by the managements of Republic and Citizens and we have assumed, at your direction, that such forecasts and estimates represent reasonable estimates and judgments as to the future performance of Citizens and Republic for the periods covered thereby. With respect to the financial forecasts, estimates, synergies and pro forma effects prepared by the management of Citizens referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Citizens as to the future performance of Citizens and Republic for the periods covered thereby and such synergies and pro forma effects. In addition, we have assumed, with your approval, that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We are not experts in the evaluation of loan or lease portfolios or allowances for losses with respect thereto, have not been requested to conduct, and have not conducted, a review of individual credit files, and have been advised and therefore have assumed that such allowances for Citizens and Republic are, and on a pro forma basis will be, in the aggregate adequate to cover such losses. We also have assumed, with your consent, that the Transaction will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by Citizens in the Transaction is fair, from a financial point of view, to Citizens.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/  UBS Securities LLC

UBS SECURITIES LLC

B-2

Annex C

PERSONAL AND CONFIDENTIAL

June 26, 2006

Board of Directors
Republic Bancorp Inc.
1070 E. Main St.
Owosso, MI 48867

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $5.00 per share (the “Shares”), of Republic Bancorp Inc. (the “Company”) of the Stock Consideration and the Cash Consideration (in each case as defined below) to be received by such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of June 26, 2006 (the “Agreement”), between Citizens Banking Corporation (“Citizens”) and the Company. The Agreement provides that the Company will be merged with and into Citizens and each outstanding Share will be converted into, at the election of the holder thereof, either (i) an amount in cash equal to the sum of (A) $2.08 plus (B) the product of 0.4378 multiplied by the Citizens Closing Price (as defined in the Agreement) (such amount, the “Cash Consideration”) or (ii) that number of shares (or fraction thereof) of common stock, without par value (the “Citizens Common Stock”), of Citizens equal to the Cash Consideration divided by the Citizens Closing Price (such number of shares (or fraction thereof), the “Stock Consideration”), subject to certain procedures and limitations contained in the Agreement as to which procedures and limitations we are expressing no opinion.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking services to the Company and Citizens in the future. In connection with the above-described investment banking services, we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Citizens and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Citizens for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 10-K of the Company and Citizens for the five fiscal years ended December 31, 2005; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Citizens; certain other communications from the Company and Citizens to their respective shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management and certain internal financial analyses and forecasts for Citizens prepared by the management of Citizens, as reviewed and approved by the management of the Company (collectively, the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Company and Citizens to result from the Transaction (the

C-1

Board of Directors
Republic Bancorp Inc.
June 26, 2006

Page Two

“Synergies”). We also have held discussions with members of the senior managements of the Company and Citizens regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Citizens Common Stock, compared certain financial and stock market information for the Company and Citizens with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Citizens or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals that are required in connection with the Transaction will be obtained without any adverse effect on the Company or Citizens or on the expected benefits of the Transaction in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which the shares of Citizens Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be received by the holders of Shares, taken in the aggregate, is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

II-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Michigan Business Corporation Act

Citizens is organized under the Michigan Business Corporation Act (the “MBCA”) which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another enterprise, against expenses, including attorney’s fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

The MBCA also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorney’s fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred. If a person is successful in defending against a derivative action or third-party action, the MBCA requires that a Michigan corporation indemnify the person against expenses incurred in the action.

The MBCA also permits a Michigan corporation to purchase and maintain on behalf of such a person insurance against liabilities incurred in such capacities. Citizens has obtained a policy of directors’ and officers’ liability insurance.

The MBCA further permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. However, the MBCA does not eliminate or limit the liability of a director for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or the shareholders; (iii) a violation of Section 551 of the MBCA; or (iv) an intentional criminal act. If a Michigan corporation adopts such a provision, then the Michigan corporation may indemnify its directors without a determination that they have met the applicable standards for indemnification set forth above, except, in the case of an action or suit by or in the right of the corporation, only against expenses reasonably incurred in the action. The foregoing does not apply if the director’s actions fall into one of the exceptions to the limitation on personal liability discussed above, unless a court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances.

Citizens’ Articles of Incorporation and Bylaws

Citizens’ articles of incorporation limit the personal liability of directors for a breach of their fiduciary duty except for under the circumstances required to excepted under Michigan law described above.

Citizens’ bylaws generally require Citizens to indemnify officers and directors to the fullest extent legally possible under the MBCA and provide that similar indemnification may be afforded employees and agents. In addition, the bylaws require Citizens to indemnify any person who, while serving as an officer or director of Citizens, is or was serving at the request of Citizens as a director, officer, partner, trustee, employee or agent of another entity to the same degree as the foregoing indemnification of directors and officers. Citizens’ bylaws further provide for the advancement of litigation expenses under certain circumstances.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following exhibits are filed herewith unless otherwise indicated:

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of June 26, 2006, by and between Citizens Banking Corporation and Republic Bancorp Inc. (attached as Annex A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request, Citizens will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule.
3.1		Restated Articles of Incorporation, as amended (incorporated by reference from Exhibit 3(a) of Citizens’ 2002 Second Quarter Report on Form 10-Q).
3.2		Amended and Restated Bylaws dated March 28, 2003 (incorporated by reference from Exhibit 3.2 of Citizens’ December 31, 2002 Annual Report on Form 10-K).
4.1		Rights Agreement, dated May 23, 2000, between Citizens and Citizens Bank, as Rights Agent (incorporated by reference from Exhibit 4.1 of Citizens’ Current Report on Form 8-K filed June 8, 2000).
5	.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Citizens common stock registered hereunder.
8	.1*	Opinion of Wachtell, Lipton, Rosen & Katz.
8	.2*	Opinion of Cadwalader, Wickersham & Taft LLP.
23.1		Consent of Ernst & Young, LLP.
23.2		Consent of Ernst & Young, LLP.
23	.3*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23	.4*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
23	.5*	Consent of Cadwalader, Wickersham & Taft LLP (included in Exhibit 8.2).
24.1		Powers of Attorney (contained in the signature page to this Registration Statement).
99	.1*	Form of Citizens Proxy Card.
99	.2*	Form of Republic Proxy Card.
99.3		Consent of UBS Securities LLC.
99.4		Consent of Goldman, Sachs & Co.
99.5		Form of Consent of Jerry D. Campbell.
99.6		Form of Consent of Dana M. Cluckey.

*	To be filed by amendment.

ITEM 22.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form; and

(2) the registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citizens Banking Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Flint, state of Michigan, on August 28, 2006.

CITIZENS BANKING CORPORATION

By:	/s/ Thomas W. Gallagher
Name: Thomas W. Gallagher

Title:	General Counsel and Secretary

POWER OF ATTORNEY

Each of the undersigned hereby constitutes and appoints Charles D. Christy and Thomas W. Gallagher, and each and either of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William R. Hartman William R. Hartman	Chairman, President & Chief Executive Officer (Principal Executive Officer)	August 28, 2006

/s/ Edward P. Abbott Edward P. Abbott	Director	August 28, 2006

/s/ Lizabeth A. Ardisana Lizabeth A. Ardisana	Director	August 28, 2006

/s/ Joseph P. Day Joseph P. Day	Director	August 28, 2006

/s/ Richard J. Dolinski Richard J. Dolinski	Director	August 28, 2006

/s/ Benjamin W. Laird Benjamin W. Laird	Director	August 28, 2006

/s/ Stephen J. Lazaroff Stephen J. Lazaroff	Director	August 28, 2006

Signature	Title	Date

/s/ William C. Shedd William C. Shedd	Director	August 28, 2006

/s/ Kendall B. Williams Kendall B. Williams	Director	August 28, 2006

/s/ James L. Wolohan James L. Wolohan	Lead Director	August 28, 2006

EXHIBIT INDEX

Exhibit
No.		Description

2.1		Agreement and Plan of Merger, dated as of June 26, 2006, by and between Citizens Banking Corporation and Republic Bancorp Inc. (attached as Annex A to the proxy statement/prospectus contained in this registration statement). Schedules to this Exhibit have not been filed; upon request, Citizens will furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule.
3.1		Restated Articles of Incorporation, as amended. (incorporated by reference from Exhibit 3(a) of Citizens’ 2002 Second Quarter Report on Form 10-Q).
3.2		Amended and Restated Bylaws dated March 28, 2003 (incorporated by reference from Exhibit 3.2 of Citizens’ December 31, 2002 Annual Report on Form 10-K).
4.1		Rights Agreement, dated May 23, 2000, between Citizens and Citizens Bank, as Rights Agent (incorporated by reference from Exhibit 4.1 of Citizens’ Current Report on Form 8-K filed June 8, 2000).
5	.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the validity of the Citizens common stock registered hereunder.
8	.1*	Opinion of Wachtell, Lipton, Rosen & Katz.
8	.2*	Opinion of Cadwalader, Wickersham & Taft LLP.
23.1		Consent of Ernst & Young, LLP.
23.2		Consent of Ernst & Young, LLP.
23	.3*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).
23	.4*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1).
23	.5*	Consent of Cadwalader, Wickersham & Taft LLP (included in Exhibit 8.2).
24.1		Powers of Attorney (contained in the signature page to this Registration Statement).
99	.1*	Form of Citizens Proxy Card.
99	.2*	Form of Republic Proxy Card.
99.3		Consent of UBS Securities LLC.
99.4		Consent of Goldman, Sachs & Co.
99.5		Form of Consent of Jerry D. Campbell.
99.6		Form of Consent of Dana M. Cluckey.

*	To be filed by amendment.